

XPONENTIAL
FITNESS

2022 ANNUAL REPORT

      

Dear Fellow Shareholders,

Xponential Fitness is the largest global franchisor of boutique fitness brands, operating over 2,600 studios in 16 countries. Our operating results in 2022 depict a company with a dynamic, scalable model:

- 32% growth across North American memberships;
- 17% growth of average unit volumes; and
- $1.0 billion in system-wide sales.

From the above results, it is easy to conclude that boutique fitness is a 'must have,' not discretionary spend for our studio members. I want to thank all our franchisees and our employees for their dedication this past year, which has enabled us to continue to expertly deliver on our mission of making boutique fitness accessible to everyone.

A Scalable Business Model

During 2022, Xponential opened a new fitness studio approximately every 17 hours for a total of 511 studios. Studio openings included locations in North America, Asia, Europe, Latin America, Australia and New Zealand. Beyond studios opened, at the end of the fourth quarter, we had almost 2,000 licenses sold and contractually obligated to open in North America and another 1,000 studios obligated to open internationally. This strong pipeline of license sales offers us multi-year visibility into our growth.

Our success in studio openings and franchise sales speaks to the overall strength of our business model, which incorporates:

- Sticky memberships, that translate into recurring and predictable revenue streams;
- Strong franchise unit economics, that lay the foundation for a healthy franchise system; and a
- Scalable infrastructure that is built for growth.

Our consumers continue to prioritize their health and believe it is important to invest in it long term. With membership count reaching a record 600,000 in January 2023, and nearly 90% of our consumers on recurring membership packages, we are confident in the ongoing health of our membership base and the continued demand for our boutique fitness offerings.

Consumers have shifted their interests toward smaller fitness classes that offer community and entertainment in safe, healthy environments. Our boutique, in-studio offerings are exactly what consumers are gravitating toward. Our members come to our studios not just to work out, but for the social benefits. This is part of the reason our community and members are so sticky and our attrition rates remain so low.

Beyond supporting the interests of our membership base, our ability to proactively support our franchisees and maintain a healthy franchise system, are also part of our continued success. Xponential now has a combination of franchise, master franchise and international license agreements in place in 16 countries, and we continue to expand globally. **We believe that our studios' quarterly run rate average AUVs offer the most direct measure of the health of our franchise system. We ended 2022 with run-rate North America AUVs of $522,000, our 10th straight quarter of AUV growth. While we do not yet know our maximum AUV potential, we do know that our studios have plenty of capacity to add more members and classes.**

The third leg contributing to our scalability is our franchise business model. As a franchised business, Xponential benefits from highly predictable, recurring revenue streams and limited ongoing capital requirements. Our business will continue to realize margin expansion by leveraging our centralized SG&A, generating strong free cash flow from our low capital requirements, and facilitating studio growth through our growing labor pool and diversified equipment sourcing.

Omnichannel Approach to Fitness

As our brands and community continue to grow, we are increasingly capitalizing on opportunities to connect with consumers far beyond the physical studio space, engaging them across all aspects of their lives and thereby capturing increased mind share and driving retention.

XPASS and XPLUS are two great examples of the ways in which we engaging with our consumers in a more comprehensive way. In March 2022, we launched our XPASS offering nationwide, providing our members frictionless access to all ten of our brands on a single recurring monthly membership. XPASS serves as a lead generator for our franchisees to drive in-studio memberships.

In 2022, we also marked our first full year of XPLUS. We ended the year with 117,000 XPLUS subscribers, many of whom also hold in-studio memberships. Like XPASS, XPLUS drives retention and engagement, but instead of doing so in studio, it provides access to the same sought-after workouts offered in thousands of studio locations live and on-demand. We are constantly developing new content for our XPLUS platform and are excited to see this digital channel translate into increased awareness for our brands and studio offerings.

In addition, XPLUS provides compelling opportunities to partner with iconic global brands. In September, through a five-year exclusive licensing agreement, Xponential became the first cross-modality fitness franchise to put our curated brands on a major cruise line, Princess Cruises. This was followed in October, with the debut of four of our brands – Pure Barre, Rumble, AKT and YogaSix – on lululemon Studio. We completed the year in November by announcing a content licensing agreement with the leader in functional fitness design and supply, Aktiv Solutions. This momentum has continued into 2023, with LG Televisions as of January now featuring an application that provides access to our full XPLUS library. Importantly, not only does each of these B2B partnerships expand the reach of our brands and drive consumer leads to franchisees at no cost, but Xponential also gets paid upfront brand access fees by each of these partners, leading to a flywheel benefit of increasingly "negative CAC" as we continue to grow.

Looking Toward the Future

As we look forward to the future, Xponential will remain disciplined and focused on our four growth drivers, which we believe are instrumental to our leadership in boutique fitness globally. These drivers include:

1. Growing our franchised studio base across all brands in North America;
2. Growing our brands and studio base internationally;
3. Driving system-wide same store sales and growing our average unit volumes; and
4. Expanding our operating margins, while driving free cash flow conversion.

With ten brands and a growing global footprint, Xponential is primed for predictable growth. The relationships we began forging with our B2B and international partners in 2022 are just the beginning of how we will profitably scale and leverage our franchising system on a global basis.

On behalf of our entire management team and Board of Directors, I want to thank you for your continued support of Xponential Fitness. 2022 was an exciting year, and 2023 is proving to be just as energizing.

Regards,

Anthony Geisler

Founder, Director and Chief Executive Officer

         

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission File Number 001-40638

Xponential Fitness, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**84-4395129**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
17877 Von Karman Ave., Suite 100	
Irvine, CA	**92614**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (949) 346-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	XPOF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the Registrant's Class A Common Stock held by non-affiliates, computed by reference to the last reported sale price of the Class A common stock as reported on the New York Stock Exchange on June 30, 2022, was approximately $225.2 million.

The number of shares of Registrant's Class A Common Stock and Class B Common Stock outstanding as of February 24, 2023 was 32,199,751 and 17,070,566 shares, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its 2023 annual meeting of stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements reflect, among other things, our current expectations and anticipated results of operations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, or industry results to differ materially from those expressed or implied by such forward-looking statements. Therefore, any statements contained herein that are not statements of historical fact may be forward-looking statements and should be evaluated as such. Without limiting the foregoing, the words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "should," "would," "could," "will," "likely" and the negative thereof and similar words and expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Item 1A. – Risk Factors," of this report. Unless legally required, we assume no obligation to update any such forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information.

PART I

Item 1. Business.

Overview

Xponential Fitness, Inc. (the "Company" or "XPO Inc.") through its principal operating subsidiary, Xponential Fitness LLC ("XPO LLC") is the largest global franchisor of boutique fitness brands. We operate a diversified platform of ten brands spanning across verticals including Pilates, indoor cycling, barre, stretching, rowing, dancing, boxing, running, functional training and yoga. XPO LLC franchisees offer energetic, accessible, and personalized workout experiences led by highly qualified instructors in studio locations across 48 U.S. states, the District of Columbia and Canada, and through master franchise or international expansion agreements in nine additional countries. The Company's portfolio of brands includes Club Pilates, the largest Pilates brand in the United States; CycleBar, the largest indoor cycling brand in the United States; StretchLab, a concept offering one-on-one and group stretching services; Row House, the largest franchised indoor rowing brand in the United States; AKT, a dance-based cardio workout combining toning, interval and circuit training; YogaSix, the largest franchised yoga brand in the United States; Pure Barre, a total body workout that uses the ballet barre to perform small isometric movements, and the largest Barre brand in the United States; Stride, a treadmill-based cardio and strength training concept; Rumble, a boxing-inspired full-body workout; and BFT, a functional training and strength-based program.

The foundation of our business is our strong partnerships with franchisees. We provide franchisees with extensive support to help maximize the performance of their studios and enhance their return on investment. In turn, we have found that this partnership accelerates our growth and increases our profitability. We believe our unique combination of a scaled multi-brand offering, resilient franchise model with strong unit economics and integrated platform has enabled us to build our leading market position in the large and growing U.S. boutique fitness industry.

We carefully built the Xponential Fitness brand portfolio through a series of acquisitions, targeting select health and wellness verticals. In curating our portfolio, we identified brands with exceptional programming and a loyal consumer base which we believed would benefit from our operational expertise, franchising experience and scaled platform. With over 285 years of collective industry experience, our management team and brand presidents are the driving force behind our operational excellence. We have established a proven operational model (the "Xponential Playbook") that helps franchisees generate compelling studio economics. The key pillars of our Xponential Playbook include:

- optimizing the studio prototype and investment cost;

- thoroughly vetting franchisee candidates;

- real estate identification, site selection, studio build-out and design assistance;

- comprehensive pre-opening support, including membership sales, marketing support, employee training and programming development;

- detailed studio-level operational framework and best practices;

- intensive instructor and studio-level management training;

- our robust digital platform offerings that allow franchisees to generate incremental revenue;

- data-driven analytical tools to support marketing strategies, member acquisition and retention;

- sophisticated technology systems, including uniform point-of-sale and reporting systems, to drive studio-level performance;

- centralized model capable of providing resources to franchisees in the event of exceptional crises; and

- ongoing monitoring and support to promote success.

The Xponential Playbook is designed to help franchisees achieve compelling Average Unit Volumes ("AUVs"), strong operating margins and an attractive return on their invested capital. Studios are generally designed to be between 1,500 and 2,500 square feet in size, depending on the brand. The smaller box format contributed to a relatively low weighted average initial franchisee investment of approximately $350,000 in 2022 and 2021. By utilizing the Xponential Playbook, our model is generally designed to generate, a weighted average AUV of approximately $500,000 in year two of operations and studio-level operating margins ranging between 25% and 30%, resulting in an unlevered cash-on-cash return of approximately 40%.

We believe our integrated platform, which supports our ten brands, is a unique competitive advantage in the boutique fitness industry and enables us to accelerate growth and enhance operating margins. Our multi-brand offering results in higher franchisee lead flow and conversion, which lowers franchisee acquisition costs. Existing franchisees also serve as an embedded pipeline for continued expansion across our brands. As a result of our scale, we benefit from greater access to real estate and favorable vendor relationships. Additionally, we leverage shared corporate services across franchise sales, real estate, supply chain, merchandising, information technology, finance, accounting and legal. As an integrated platform, we utilize technology to provide improved functionality, drive efficiency and access compelling data across our brands. Our robust digital platform, with content spanning all of our brands is an important example of our ability to utilize our integrated platform to enhance our individual brand offerings and member retention. We also benefit from knowledge sharing and best practices across the portfolio. We believe that we are in the early stages of unlocking the power of our platform and driving long-term growth.

As a franchisor, we benefit from multiple predictable and recurring revenue streams that enable us to scale our franchised studio base in a capital efficient manner. As of December 31, 2022, franchisees were contractually committed to open an additional 1,939 studios in North America. Converting our current pipeline of licenses sold to open studios in North America would nearly double our existing franchised studio base. In addition, we had 312 studios operating internationally and master franchisees were contractually obligated to sell licenses to franchisees to open an additional 1,094 studios, of which master franchisees have sold 236 licenses for studios not yet opened as of December 31, 2022.

Our Industry

We operate in the large and growing boutique fitness segment of the broader health and fitness club industry. Boutique fitness encompasses a social, supportive community of coaches and consumers engaging through class-based programming in small studio spaces (typically 1,500-2,500 square feet). A boutique fitness workout typically offers more customized programming and a more intensive experience complemented by increased levels of personal attention and guidance relative to a traditional health and fitness club.

As the largest franchisor in the boutique fitness industry, we saw continued strong growth during the COVID-19 pandemic. We opened 1,066 new studios globally between April 2020 and December 2022. Our member base today is approximately 70% larger than it was before the onset of the COVID-19 pandemic.

Our Competitive Strengths

Diversified portfolio of leading boutique fitness brands.

Our portfolio of ten diversified brands spans a variety of popular fitness and wellness verticals including Pilates, barre, cycling, stretching, rowing, yoga, boxing, dancing, running and functional training. We believe that our diversification represents a significant competitive advantage in a fragmented market comprised primarily of single-brand companies focused on an individual fitness or wellness vertical. The complementary nature of our brands allows our franchised studios to be located in close proximity to one another, providing variety and convenience to both consumers and franchisees. Our brands appeal to a broad range of consumers across ages, fitness levels and demographics and are positioned at an accessible price point. The strength of our brands is highlighted by the numerous accolades they have received, with four brands (Club Pilates, Pure Barre, CycleBar and StretchLab) being listed among Entrepreneur's 2022 Franchise 500 rankings, four brands (Club Pilates, Pure Barre, StretchLab and YogaSix) being listed among Entrepreneur's 2022 Fastest Growing Franchise rankings, and BFT being voted the 2021 APAC Fit Summit Franchise of the Year. We believe that our diversified brand offering expands our total addressable market and translates into increased use occasions for consumers, driving increased share of wallet and enhancing consumer lifetime value across our portfolio.

Market leading position with significant nationwide scale.

We are the largest boutique fitness franchisor in the United States with over 2,301 studios operating across ten brands in the United States. Our Pilates, cycling and barre brands have leading market share positions within their respective verticals. These brands, Club Pilates, Pure Barre and CycleBar, were approximately eight, four and four times larger than their next largest competitors, respectively, as of December 31, 2022. As the leaders in these verticals, and as one of few players of scale, we believe that we occupy an advantageous position in an otherwise highly fragmented boutique fitness market.

We are able to leverage the popularity and reputation of existing Xponential studios to support both new studio sales to franchisees and to support franchisees' ability to attract new customers to their studios. We believe that the continued expansion of the Xponential platform creates a network effect that reinforces our competitive position, making us increasingly attractive to potential franchisees and making studios increasingly popular with boutique fitness consumers. In conjunction with our scale, we have been able to achieve broad geographic diversification across the United States with studios in 48 states and the District of Columbia as of December 31, 2022. Our geographic reach represents a material competitive advantage, as we have demonstrated success across various markets, and we are able to remain competitive nationally when extraordinary events heavily impact specific markets.

Passionate, growing and loyal consumer base.

Our franchised studios provide differentiated and accessible boutique fitness experiences that are fun, energetic and deliver a strong sense of community, engendering loyalty and engagement with consumers. Across our system, we had over two million unique consumers and had nearly 40 million in-studio, live stream and virtual workouts completed in 2022. The loyalty of our consumer base is evidenced by our franchisees' ability to recover to approximately 152% of actively paying members as of December 31, 2022, relative to December 31, 2019 levels and membership visits for the quarter ended December 31, 2022 were at 153% relative to the quarter ended December 31, 2019 levels. For the quarter ended December 31, 2022, run-rate AUVs recovered to approximately 109% relative to the quarter ended December 31, 2019 (includes Rumble and BFT). We believe that we were able to deepen our consumer loyalty during the COVID-19 pandemic through our robust digital platform offering, as well as the personal efforts of exceptional franchisees to strengthen their studio communities. Our digital platform had 117,800 subscribers and offered over 4,580 digital workouts in our library with multiple class formats within each brand as of December 31, 2022. Approximately 92% of class bookings were done through the Xponential brand app in the 90 days ending December 31, 2022. As of December 31, 2022, studios had over 590,000 members, of which over 530,000 were actively paying members on recurring membership packages. We launched a partnership with Apple in March 2021 that features Apple Watch integration across all of our popular fitness and wellness verticals and is designed to increase consumer engagement and retention across our franchised studios. Our franchised studios foster consumer engagement, personal accountability to achieve fitness goals and a strong sense of community, which drive repeat visits and maximize consumer lifetime value. In September 2022, through our exclusive partnership with Princess Cruises we became the first cross-modality fitness franchise to put its curated brands on a major cruise line. This partnership allows millions of guests the opportunity to experience our brands, except for Rumble and BFT. In addition to the in-studio classes offered onboard, on-demand and live-streamed classes will be made available across Princess' more than 23,000 staterooms on Princess' proprietary digital content platform, OceanView. In October 2022, we launched on-demand and live-streamed classes on lululemon Studio, lululemon's smart home gym offering, across four of our brands. The debut on lululemon Studio allows members of lululemon Studio to stream Pure Barre, Rumble, AKT, and YogaSix classes, and sign up for classes at the brands' hundreds of locations across the United States. We believe that our partnership with Apple Watch, Princess Cruises, and lululemon Studio will further drive excitement and enthusiasm across the Xponential consumer base, while also helping to increase membership engagement and retention.

Xponential Playbook supports system-wide operational excellence.

We strategically partner with franchisees who have been vetted by a thorough selection process. Through the Xponential Playbook, we provide franchisees with significant support from the outset, focused on delivering a superior experience and maximizing studio-level productivity and profitability. Franchisees also benefit from the significant investments we have made in our corporate platform, through which we leverage integrated systems and shared services. While marketing and fitness programming are specific to each brand, nearly all other franchisee support functions are integrated across brands at the corporate level, and franchisees are guided through the key pillars of successful studio operations.

We believe the relationships we maintain with franchisees drive tangible results for consumers: well-managed boutique fitness studios; access to technology capabilities; retention of highly qualified instructors; and a consistent, community-based experience across brands and geographies. We believe the extensive level of support we provide to franchisees is a key driver of system-wide operational excellence.

Asset-light franchise model and predictable revenue streams.

We believe our asset-light franchise model drives faster system-wide unit growth, compared to a similarly capitalized corporate-owned model. As a franchisor, we have multiple highly predictable revenue streams and low ongoing capital requirements. Upon the granting of access to a license, we receive a one-time, non-refundable upfront payment from franchisees for the right to open a studio in a specific territory. This is followed by a series of contractual payments once a studio is open, many of which are recurring, including royalty fees, technology fees, merchandise sales, marketing fees and instructor and management training revenues. Approximately 71% of our revenue in 2022 and 77% of our revenue in 2021 was considered recurring, and we believe this percentage will increase as franchise royalty fees are expected to account for a greater percentage of our revenue over time.

Highly attractive and predictable studio-level economics.

The Xponential Playbook is designed to help franchisees achieve compelling AUVs, strong operating margins and an attractive return on their invested capital. Studios are generally designed to be between 1,500 and 2,500 square feet in size, depending on the brand, which contributed to a relatively low weighted average initial franchisee investment of approximately $350,000 in 2022 and 2021. Our model is generally designed to generate, on average under normal conditions, a weighted average AUV of $500,000 in year two of operations and studio-level operating margins ranging between 25% and 30%, resulting in an unlevered cash-on-cash return of approximately 40%. A studio reaches "base maturity" when it has annualized monthly revenues of approximately $400,000. Using our model, we expect this to typically occur 6-12 months after studio opening. We believe that studios typically have opportunity to continue growing and maturing beyond that point.

We believe the continued growth of the franchisee system reflects the attractiveness of our unit economic model. In 2022 and 2021, 265 and 252 new franchisees joined our system in North America, representing a 5% and 91% increase year-over-year, respectively. The large increase in 2021 was attributed to improvements from challenges faced by the overall fitness industry in 2020 and the first half of 2021 as a result of the COVID-19 pandemic. Additionally, franchisees frequently re-invest into our system, as 32% of new studios in 2022 and 33% of new studios in 2021 were opened by existing franchisees. We believe our strong studio-level economics have contributed to our growth.

Large and expanding franchisee base with visible organic growth.

Our large number of existing licenses sold represents an embedded pipeline to support the continued growth of our business. As of December 31, 2022, on a cumulative basis since inception, we had 5,450 franchise licenses sold globally, compared to 2,132 franchise licenses sold as of December 31, 2018 on an adjusted basis to reflect historical information of the brands we have acquired. Franchisees are contractually obligated to open studios in their territories after purchasing a franchise license. In the event that franchisees are unable to meet their contractual obligations, we have the ability to resell or reassign their territory license(s) to another franchisee in the system or our franchisee pipeline. Based on our experience as a franchisor, we believe that a significant majority of our licenses sold will convert into operating studios. Accordingly, we have the potential to substantially increase our studio base through our existing licenses sold, providing us with highly visible unit growth and further increasing our already significant scale within the boutique fitness industry.

Proven and experienced management team with an entrepreneurial culture.

Our strategic vision and entrepreneurial culture are driven by our highly experienced management team, led by our Chief Executive Officer and founder, Anthony Geisler. Mr. Geisler has direct experience scaling franchised fitness brands, having previously served as the Chief Executive Officer of LA Boxing, and has worked with many members of our leadership team for several years. Our Brand Presidents are key members of our leadership team and act as the driving force behind their respective brands. Collectively, our management team fosters an entrepreneurial culture and mentality that resonate with franchisees. The strength of our management team is illustrated by the growth of the business and the recent honors that we and our brands have received, with four brands (Club Pilates, Pure Barre, CycleBar and StretchLab) being listed among Entrepreneur's 2022 Franchise 500 rankings, four of our brands (Club Pilates, Pure Barre, StretchLab and YogaSix) being listed among Entrepreneur's 2022 Fastest Growing Franchise rankings, and BFT being voted the 2021 APAC Fit Summit Franchise of the Year. Our leadership team has significant experience scaling franchised fitness brands and has created a culture designed to enable our future success.

Our Growth Strategies

We believe we are well-positioned to capitalize on multiple opportunities to drive the long-term growth of our business:

Grow our franchised studio base across all brands in North America.

We have the opportunity to meaningfully expand our franchised studio footprint in North America by leveraging our multiple brands and verticals, as well as our proven portability across regions and demographics.

We have grown our franchised studio footprint in North America from 1,071 open studios across 48 U.S. states, the District of Columbia and Canada as of December 31, 2018 to 2,329 open studios across 48 U.S. states, the District of Columbia and Canada as of December 31, 2022, on an adjusted basis to reflect historical information of the brands we have acquired, representing a CAGR of 21%. As of December 31, 2022, we had 1,714 franchisees and licenses for 1,939 studios contractually obligated to be opened under existing franchise agreements in North America. We sold 806 licenses in 2022 compared to 787 licenses in 2021 and 265 licenses in 2020. While we experienced delays in new studio openings in 2020 and 2021 due to the COVID-19 pandemic, we have continued opening studios throughout the COVID-19 pandemic and franchisees have opened 801 studios in North America from April 2020 through December 31, 2022. Our track-record of successful expansion demonstrates that the experience and value offered by our brands resonate with consumers across geographies, including urban and suburban markets, ages and income levels. Our small box format and multi-brand model have enabled us to scale rapidly, as franchisees have the ability to open studios from multiple brands adjacent or in close proximity to each other, creating cross-selling opportunities and providing consumers with greater optionality. As we scale, we expect to attract multi-studio franchisees to help us accelerate our pace of growth. Franchisees provide the capital to open each studio location and we provide ongoing support.

Drive system-wide same store sales and grow AUV.

We believe we can help franchisees grow same store sales and AUVs by acquiring new consumers, increasing membership penetration, driving increased spend from consumers and expanding ancillary revenue streams through our franchised studios.

- *Acquiring new consumers:* We expect to grow our consumer reach through a variety of targeted marketing campaigns at both the brand and franchisee levels to increase brand awareness and drive studio traffic.

- *Increasing membership penetration:* We expect franchisees to convert new and occasional consumers into committed, long-term members by delivering consistent, effective workout experiences across our franchised studios. We intend to continue to utilize insights from our consumer management dashboard to refine our sales strategy and offer a variety of flexible membership options to attract consumers at different engagement levels and price points, including our existing four, eight and unlimited classes per month recurring membership options.

- *Driving increased spend from consumers:* We expect to increase spend from consumers by utilizing dynamic pricing tiers across markets and brands, up-tiering memberships, cross-selling memberships across our brands, driving further digital penetration and enhancing our membership engagement. We work closely with franchisees to optimize membership offerings based on local consumer demand, demographics and other market factors in order to maximize our share of wallet.

- *Utilize XPASS to enhance consumer experience and engagement while more effectively cross-selling across our brands:* We implemented XPASS in 2021, a membership option that offers our consumers access to multiple brands across the Xponential portfolio under a single monthly subscription. We believe that XPASS will enable us to continue to attract and retain consumers that are seeking greater variety in their boutique workouts and that we are able to leverage XPASS to introduce consumers to new brands and verticals within our platform.

- *Attract and retain consumers through our digital platform:* We believe there is an opportunity to further capitalize on growing consumer demand for digital and at-home fitness solutions by enhancing system-wide capabilities that complement our in-studio offerings. Our digital platform consists of a library of branded content that we make available to our consumers across our online and mobile platforms for a monthly fee. In addition to increasing engagement and retention with our existing in-studio members, our digital platform programs enable us and franchisees to reach new consumers and generate incremental revenues without increasing overhead costs. This enables our brands to deliver high-quality fitness content and maintain strong levels of member engagement, even when studios are closed. Using the experience, knowledge and data we gathered in 2022 and 2021, we are planning to further enhance our production studio, increase production talent and upgrade our content to more closely resemble the in-studio experience at home, so members can experience our brands at any time. Our digital platform offering currently includes all brands. Our new Xponential+ digital platform is expected to significantly enhance our member experience and further increase our brands' reach, accessibility and subscriber engagement.

- *Expanding additional revenue streams within our franchised studios:* We believe we have the opportunity to increase consumer spending at our franchised studios by expanding our offering of branded and third-party retail products across apparel and other health and wellness categories. During government-mandated studio closures due to the COVID-19 pandemic, franchisees were able to generate revenue in part through retail sales, including the sale of at-home fitness equipment such as exercise balls and weights. We expect that franchisees will be able to continue to leverage this revenue stream in the future as some consumers may continue to make at-home fitness a complementary component of their health and wellness regimens.

Expand operating margins.

We have built our franchised boutique fitness platform across verticals through a series of acquisitions, investments in our brands, corporate infrastructure and leadership team. We expect to realize improved operating leverage and increase operating margins over time as we continue to expand our franchised studio base and leverage our shared services and platform. Our business model provides us with highly predictable and recurring revenue streams, attractive margins and minimal capital requirements, resulting in the ability to invest in future growth initiatives.

Grow our brands and studio footprint internationally.

We believe there is significant opportunity for further international growth, underscored by our track-record of successful expansion across a diverse array of North American markets and our expansion into multiple international markets, including the 2021 acquisition of BFT.

We are focused on expanding into territories with attractive demographics, including household income, level of education and fitness participation. We have developed strong relationships and executed master franchise agreements with master franchisees to propel our international growth. These master franchise agreements obligate master franchisees to arrange the sale of licenses to franchisees in one or more countries outside North America. As of December 31, 2022, we had 312 studios open internationally across Australia, New Zealand, Singapore, Saudi Arabia, Japan, Spain, the Dominican Republic, South Korea, and the United Kingdom. Master franchisees were contractually obligated to sell licenses to franchisees to open an additional 1,094 studios, of which master franchisees have sold 236 licenses for studios not yet opened as of December 31, 2022.

Our Brands

We have curated a portfolio of ten brands that span a variety of popular fitness and wellness verticals, including Pilates, barre, cycling, stretching, rowing, yoga, boxing, dancing, running and functional training. Collectively, our brands offer consumers specialized and personalized workout experiences that appeal to a broad range of ages, fitness levels and demographics. Under our suggested operating model, consumers may purchase recurring monthly memberships, single classes or private one-on-one training services for each brand. We have created a robust digital platform containing over 4,500 recorded workouts that can be easily accessed at-home or on-the-go. All of our brands offer workouts that can be completed both indoors and outdoors. We have also developed the XPASS, which allows consumers to participate in all of our diversified workout options while enjoying a consistent, high-quality studio experience across brands under a single monthly subscription.

Franchisees have the opportunity to purchase merchandise for sale in studios and online. To ensure consistency across the studio base, we require franchisees to order merchandise directly from us or approved vendors. Examples of merchandise include at-home fitness equipment such as light weights, exercise mats, balls and exercise bands, fitness apparel, such as leggings and t-shirts, and accessories, such as water bottles and towels. Merchandise is offered from popular athletic retailers, as well as fitness apparel and accessories featuring our brands' logos and slogans.

Club Pilates

Club Pilates, founded in 2007, is the largest Pilates brand by number of studios and was approximately eight times larger than its next largest competitor as of December 31, 2022. The programming tracks Joseph Pilates' original Reformer-based Contrology method and is modernized with group practice and sophisticated equipment. Club Pilates, our first acquisition in 2017, is fueled by the vision of making Pilates more accessible, approachable and welcoming to everyone. Our Club Pilates franchises offer consistent, high-quality Reformer-based Pilates workouts in an uplifting and supportive atmosphere. As of December 31, 2022, there were 826 operational studios and 1,280 licenses sold globally.

There are nine signature Club Pilates class formats, including introductory, cardio, strength training, stretching and suspension options, among others. Club Pilates offers an extensive training certification. Its 500-hour teacher training program includes instruction on Pilates, barre, Triggerpoint and TRX Suspension Trainers. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors.

Under our suggested operating model, customers may purchase recurring monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single walk-in classes, as well as one-on-one classes. The typical studio is approximately 1,500 square feet and is designed to allow up to 12 people to work out together. Some studios also offer private one-on-one classes.

Pure Barre

Pure Barre, founded in 2001 and acquired in 2018, is the largest barre brand by number of studios and was approximately four times larger than its next largest competitor as of December 31, 2022. Pure Barre offers a range of effective, low-impact, full-body workouts for a broad range of ages and fitness levels designed to improve strength, muscle tone, agility, flexibility and balance. Pure Barre has cultivated a large and passionate consumer base through the combination of effective programing, an energetic in-studio experience and a supportive and community-oriented culture. As of December 31, 2022, there were 638 operational studios and 760 licenses sold globally.

There are four signature Pure Barre class formats: introductory, classic barre, interval training and resistance training. Pure Barre offers a specialized multi-tiered teacher training program, which includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential, which we believe enables the brand to attract and retain high quality instructors. The choreography for each class format is refreshed on a quarterly basis. Under our suggested operating model, customers may purchase recurring monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single walk-in classes. The typical studio is approximately 1,500 square feet and is designed to allow up to 26 people to work out together.

CycleBar

CycleBar, founded in 2004 and acquired in 2017, is the largest indoor cycling brand by number of studios and was approximately four times larger than its next largest competitor as of December 31, 2022. It provides a variety of low-impact, high-intensity indoor cycling workouts that are inclusive for a broad range of ages and fitness levels. CycleBar offers an immersive, multi-sensory experience in state-of-the-art "CycleTheaters," led by specially trained instructors, enhanced with high-energy "CycleBeats" playlists and tracked using rider-specific "CycleStat" performance metrics. As of December 31, 2022, there were 282 operational studios and 553 licenses sold globally.

There are four signature CycleBar class formats, including metrics-focused classes and "unplugged" classes in which metrics are not tracked. CycleBar offers a specialized training program, which includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single walk-in classes. The typical studio is approximately 2,000 square feet and is designed to allow up to 50 people to work out together.

StretchLab

StretchLab, founded in 2015 and acquired in 2017, is a leading assisted stretching brand. StretchLab was created to help people improve their health and wellness through customized flexibility services. It appeals to customers across a broad range of ages and fitness levels and is highly complementary to our broader brand portfolio. As of December 31, 2022, there were 305 operational studios and 817 licenses sold globally.

StretchLab offers one-on-one and group assisted stretching sessions. Most of StretchLab's customers purchase one-on-one sessions. StretchLab offers an extensive training program for "Flexologist" instructors. The teacher training program includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase monthly memberships for four, eight and unlimited group sessions per month. There is also the option to purchase single group sessions. One-on-one assisted stretching sessions can be purchased in recurring packages of four, eight or 12 classes per month, as well as in single one-on-one sessions. Our studio is designed to be between 1,000 and 1,500 square feet and is equipped with approximately ten stretch benches.

Row House

Row House, founded in 2014 and acquired in 2017, is the largest franchised indoor rowing brand by number of studios as of December 31, 2022. Row House's class offerings incorporate personalized performance metrics, resistance training, rowing and stretching exercises to build aerobic endurance and muscular strength. The low-impact nature of rowing workouts makes Row House accessible to a broad range of consumers. Row House's programming fosters a group fitness environment that encourages comradery and a strong sense of community, with all participants rowing in-sync. As of December 31, 2022, there were 96 operational studios and 331 licenses sold globally.

There are six signature Row House class formats: introductory, interval-based, strength training, stretching and two endurance-based. Row House offers a specialized training program for Authorized Rowing Coaches, known as "RH University," which includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single classes. The typical studio is approximately 2,000 square feet and designed to allow up to 25 people to work out together.

YogaSix

YogaSix, founded in 2011 and acquired in 2018, is the largest franchised yoga brand by number of studios as of December 31, 2022. Classes at YogaSix eliminate the intimidation factor that many people feel when trying yoga for the first time, offering a fresh perspective on one of the world's oldest fitness practices. With modern-day yoga instruction, our diverse yoga and fitness programming includes movement and intensity to help customers achieve their fitness goals. As of December 31, 2022, there were 170 operational studios and 575 licenses sold globally.

There are six signature YogaSix class formats: introductory, slow flow, stretching, hot yoga, cardio and strength training. YogaSix offers an extensive accredited teacher training program for Registered Yoga Trainers. The 200-hour program includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase recurring monthly memberships in packages of four, eight or unlimited monthly classes. There is also the option to purchase single classes. The typical studio is approximately 2,000 square feet and is designed to allow up to 40 people to work out together.

Rumble

Rumble, founded in 2016 and acquired in 2021, is a boxing-based brand offering a high energy cardio workout split between boxing drills and resistance training. The Rumble experience is built around the motto that "how you fight is how you live," pushing consumers to develop their courage, determination, focus and stamina. Rumble studios promote inclusive and positive community vibes, welcoming consumers of all fitness levels to Rumble together. The experience is a 45-minute, 10-round, full-body cardio and strength workout crafted around specially designed water-filled, teardrop-style boxing bags. In 2021, Rumble launched Rumble TV, a live and on-demand workout platform, to bring the Rumble experience home with an extensive collection of boxing, HIIT, strength and running workouts. As of December 31, 2022, there were 42 operational studios and 351 licenses sold globally.

There are two studio formats, signature and boutique, which are balanced between the skills and drills of boxing and the transformative power of resistance training. Under our suggested operating model for the signature format, customers may purchase class packages ranging from 1 to 30 classes or monthly memberships for 12, 16 and 20 classes. There is also the option to purchase single walk-in classes. Under our suggested operating model for the boutique format, customers may purchase monthly memberships for four, eight or unlimited monthly classes. There is also the option to purchase single classes. The studios following the signature format are designed to be around 3,500 to 4,500 square feet to allow about 60 people to work out together, while studios following the boutique format are designed to be around 2,500 square feet to allow about 48 people to work out together.

AKT

AKT, founded in 2013 and acquired in 2018, is a full-body workout that combines cardio dance intervals with strength and toning that are effective and accessible for all fitness levels. Designed by celebrity trainer Anna Kaiser, AKT is fueled by positivity and a belief that movement has a powerful, lasting impact. With a high-energy atmosphere and lively music, workouts are designed to push customers to sweat, dance and burn calories. As of December 31, 2022, there were 34 operational studios and 119 licenses sold globally.

There are four signature AKT class formats: dance-based, cardio and strength circuits, strength training intervals and toning. AKT offers a specialized training program for Authorized AKT Instructors, which includes both classroom and on-the-job training. Our training provides opportunities for technical advancement and increased earnings potential for instructors, which we believe enables the brand to attract and retain high quality instructors. Under our suggested operating model, customers may purchase recurring monthly memberships for four, eight and unlimited monthly classes. There is also the option to purchase single classes. The typical studio is approximately 2,000 square feet and is designed to allow approximately 25 people to work out together.

Stride

Stride, founded in 2017 and acquired in 2018, is a treadmill-based cardio and strength workout established to demonstrate to consumers across a broad range of ages and fitness levels that they can enjoy running. Stride offers engaging programming led by dynamic authorized trainers, with state-of-the-art equipment and energizing music. As of December 31, 2022, there were 18 operational studios and 93 licenses sold globally.

The supportive and inclusive environment at Stride fosters a strong sense of community that continues outside of the studio. Stride customers participate in running groups alongside Stride instructors for organized road races and other athletic events. These events deepen customers' connection and loyalty to the Stride brand.

There are three signature Stride class formats: interval, endurance-based and strength training. Under our suggested operating model, customers may purchase monthly memberships for four, eight and unlimited monthly classes. There is also the option to purchase single walk-in classes. The typical studio is designed to be at least 2,000 square feet and is designed to allow 25 people to work out together.

BFT

BFT, founded in 2017 and acquired in 2021, offers community-based 50-minute functional, high-energy strength, cardio and conditioning-based classes across multiple workout programs, each designed to achieve the unique health goals of its members. Training sessions are overseen by highly qualified coaches in a dynamic group environment. As of December 31, 2022, there were 230 operational studios and 571 licenses sold globally.

There are thirteen signature BFT class formats, consisting of cardio, high intensity interval training and strength, that are programmed in specific layouts to progress members through a strength training program. BFT offers a specialized training program for BFT coaches, which includes online training, classroom and on-the-job training. Under our suggested operating model, customers may purchase monthly memberships for eight, 12 and unlimited monthly classes. There is also the option to purchase single walk-in classes. The typical studio is approximately 2,500 square feet and is designed to allow 36 people to work out together.


Our Franchise Model


Franchising Strategy

We rely on our franchising strategy to grow our brands' global footprint in a capital efficient manner. Our franchise model leverages the local market expertise of highly motivated owners, our proven Xponential Playbook and our corporate platform. The model has enabled us to scale our system-wide studio footprint globally at a CAGR of 25% from 2018 to 2022.

As of December 31, 2022, we had sold a total of 4,868 franchise licenses on a cumulative basis since inception in North America, with approximately 19% of licenses owned by single-unit franchisees and approximately 81% of licenses owned by multi-unit franchisees. As of December 31, 2022, 54% of franchisees owned more than one license and about 95% of franchisees owned a single brand of licenses. The largest franchisee in North America owned 89 licenses, representing approximately 1.8% of our total franchise licenses sold in North America as of December 31, 2022.

When considering potential franchisees, we evaluate their prior experience in relationship-oriented businesses, level of hands-on involvement in their communities, financial history and available capital and financing.

Franchisee Selection Process

We created a disciplined and highly effective franchisee development program for our portfolio of brands and franchisees. The franchisee network in North America has grown rapidly from 985 franchisees as of December 31, 2018 to 1,714 franchisees as of December 31, 2022, representing a CAGR of 15%.

When evaluating new potential franchisees in North America, we typically look for the following characteristics:

- *financially qualified individuals*;

- *relationship-oriented business background*;

- *motivated leaders who are driven by success*;

- *passion to help people meet their health and fitness goals; and*

- *willingness to implement our model and strategies*.

The potential franchisees must also meet the following eligibility criteria:

- *minimum liquidity of $100,000;*

- *minimum net worth of $500,000; and*

- *financial means to invest between $175,000 to $550,000 to build out their studio, depending on the brand.*

We divide the franchisee selection process into five distinct stages:

- *Inquiry stage: Potential new franchisees complete and submit a confidential questionnaire form to our franchise development team for consideration.*

- *Preliminary screening stage: Our franchise development team conducts a call with potential franchisees to determine their level of financial, cultural and geographical fit.*

- *Introduction stage: If preliminarily approved, potential franchisees schedule a call with our brand managers to discuss next steps and take part in a number of foundation calls to learn more about the brand.*

- *Approval stage: Following validation calls and potential franchisees' personal due diligence, potential franchisees are invited to a discovery day at our headquarters in Irvine, California to meet with the corporate team as a final step in the approval process.*

- *Contract sold stage: Following the completion of the above steps and once internally approved, potential franchisees sign a franchise agreement.*

Franchise Agreements

For each of our brands' franchised studios, we enter into a franchise agreement covering standard terms and conditions. Under our franchise agreement, we grant franchisees the right to access our brands in an exclusive area or territory after taking into account population density and demographics based on our internal and third-party analyses. The proposed location must be approved by us, and each franchisee is responsible for the selection, acquisition and development of the site from which to build the studio. Our franchise agreement requires that the franchisee operates within its designated market areas.

Our franchise agreements have an initial ten-year term. We can terminate the franchise agreement if a franchisee is in default thereunder, has failed to meet our minimum monthly gross revenue quotas or has failed to select a site for the studio that meets our approval within an indicated time period. From inception to December 31, 2022, of our licenses sold, 600 had been terminated in North America and 34 had been terminated internationally. We expect franchisees to meet and maintain minimum monthly gross revenue quotas by the first and second anniversary of their studio opening. Failure to meet these quotas for 36 consecutive months at any time during the term of the franchise agreement can result in the institution of a mandatory corrective training program or termination of the franchise agreement. We require franchisees to open their studio for regular, continuous business within a specified timeline. Within six months of the expiration of the initial ten-year term, franchisees will have the opportunity to renew for one or two additional five-year terms, subject to the terms and conditions prevailing at the time of renewal.

Our franchise agreements require franchisees to comply with our standard operating methods that govern the provision of services, use of vendors and sale of merchandise. These provisions require that franchisees purchase equipment only from an approved list of vendors, and may generally provide products, classes and services only from us or an approved list of suppliers. We reserve the right to charge a penalty fee for each day that a franchisee offers or sells unauthorized products or services from the studio.

Our franchise agreements require franchisees to pay an initial, nonrefundable franchise fee per studio.

Beginning on the day that a studio starts generating revenue from its business operations, franchisees are required to pay us a monthly royalty fee based on gross sales.

Attractive Franchisee Return Profile

The Xponential Playbook is designed to help franchisees achieve compelling AUVs, strong operating margins and an attractive return on their invested capital. Studios are generally designed to be between 1,500 and 2,500 square feet in size, depending on the brand, which contributed to a relatively low weighted average initial franchisee investment of approximately $350,000 in 2022 and 2021, including all leasehold improvements and required studio furniture, fixtures and equipment. We believe that our scale and vendor relationships enable us to offer equipment and merchandise to franchisees at a significantly lower cost than if they were to acquire it on their own. By utilizing the Xponential Playbook, our model is generally designed to generate, a weighted average AUV of approximately $500,000 in year two of operations and studio-level operating margins ranging between 25% and 30%, resulting in an unlevered cash-on-cash return of approximately 40%.

New Studio Development

Our small-box format studios have the flexibility to be located in a variety of retail buildings and shopping centers, and we consider locations in both high- and low-density markets. We seek out locations with (i) our target customer demographics, (ii) high visibility and accessibility and (iii) favorable traffic counts and patterns. We use internal and third-party analytic tools to access demographic data that we use to analyze potential new and existing sites and markets for franchisees. We assess population density, current tenant mix, layout and potential competition, among other factors. As a result of boutique fitness consumers' affinity for trying multiple workout types, we have the ability to place our different brands within close proximity to each other. Our team follows a detailed approval process to review potential sites and seek to ensure that each site aligns with our strategic growth objectives and the Xponential Playbook.

We guide franchisees through the site selection, build-out and design processes during the development of their studios, ensuring that the studios conform to the physical specifications for their respective brands. Prior to opening, we offer franchisees a list of designated territories in which they may open a new studio. Each franchisee is responsible for selecting, acquiring and leasing a site, but they must obtain site approval from Xponential.

Franchise Development Team

We have a dedicated sales team to help promote and coordinate sales and resales of franchises at the corporate level. We have created a scalable and sustainable model through which we identify potential franchisees. In addition, we have a team dedicated to training and supporting franchisees in lead generation, sales conversion and customer retention support.

We also work with third-party brokers to generate sales leads for potential new franchisees.


Studios


As of December 31, 2022, franchisees operated 2,301 studios across 48 U.S. states and the District of Columbia, 28 studios in Canada and 312 studios internationally. In 2022, franchisees opened 375 studios across North America as well as 136 studios internationally. As of December 31, 2021, franchisees operated 1,932 studios across 48 U.S. states and the District of Columbia, 22 studios in Canada and 176 studios internationally.

Operating company-owned studios is not a component of our business model. Following the significant disruption to the global fitness industry caused by the COVID-19 pandemic, however, we took ownership of a greater number of studios than we would expect to hold in the normal course of our business. While operating studios is not a component of our business model, we currently hold a small number of strategic transition studios as, on occasion, we take ownership of such studios for a limited time while facilitating the transfer of these studios to new or existing franchisees ("company-owned transition studios"). As of December 31, 2022, 2021 and 2020 we had 55, 25 and 40 company-owned transition studios, representing 2.1%, 1.2% and 2.2% of the global studio base, respectively.

The map below shows open studios by U.S. state as of December 31, 2022:



Note: The 55 company-owned transition studios are included in the count of total franchised studios. As we are in the process of refranchising these studios, we expect that they will be owned and operated by franchisees in the future.

Brand	Club Pilates	Pure Barre	CycleBar	Stretch Lab	Row House	YogaSix	AKT	Stride	Rumble	BFT
Number of U.S. states	44	47	40	39	25	32	15	10	17	2

We continue to drive the international expansion of our studio base. We currently have in place master franchise and international expansion agreements that grant master franchisees the right to sell licenses to potential franchisees in 14 countries that we have targeted for near-term expansion. As of December 31, 2022, there were 312 studios open internationally, and the master franchisees were contractually obligated to sell licenses to franchisees to open an additional 1,094 studios, of which master franchisees have sold 236 licenses for studios not yet open as of December 31, 2022. As of December 31, 2022, franchisees were contractually committed to open an additional 1,939 studios in North America under existing franchise agreements.

Fitness Equipment

Our franchised studios contain state-of-the-art fitness equipment from an array of suppliers. We believe that the quality of the equipment enriches the customers' in-studio experience and thereby enhances their brand loyalty. To ensure consistency across the studio base, we require franchisees to order equipment and supplies directly from us or approved vendors. Franchisees are required to order replacement or upgraded equipment within five to ten years depending on the manufacturers' guidelines. Franchisees also must use our approved vendors for equipment maintenance, who provide warranties on certain equipment purchased from them. As the largest franchisor in the industry, we have significant scale that enables us to negotiate competitive pricing from our suppliers. As a result, we believe that we offer equipment at more attractive pricing than franchisees could otherwise procure on their own, lowering the build-out cost and improving unit economics.

Our Digital Offering

We believe there is an opportunity to capitalize on the growing consumer demand for digital and at-home fitness solutions by providing a digital platform that complements and enhances the attractiveness of our in-studio offerings. In addition to increasing engagement with and retention of our existing in-studio members, our digital platform enables us to reach new consumers in markets without a physical footprint and generate incremental revenue for both us and franchisees with limited incremental cost. As a result, our brands can deliver high-quality fitness content and maintain strong levels of member engagement both in the studio and at home. Our digital offering is available 24 hours a day, 7 days a week and delivers highly engaging live streamed and on-demand fitness classes from all of our brands. We cover the cost of production for our digital content. Currently, Pure Barre members who purchase an unlimited membership, as well as StretchLab and BFT members that purchase any membership, receive full access to our digital library at no extra charge during the life of their membership. Other members across our brands may purchase a digital subscription from a studio or directly from us. We receive a platform fee from franchisees for each digital subscription that is purchased from a studio.

As of December 31, 2022, our digital platform had over 117,800 users, of which over 46,600 were paid subscribers and the balance received digital subscriptions as part of an unlimited Pure Barre membership. We offer digital subscriptions on an individual brand basis, as well as an all-access package for eight of our brands. Our digital platform encompasses over 4,500 digital workouts with multiple class formats within each brand, and we expect to continue to grow that content. Our digital platform is attractive for franchisees as it allows them to upsell a better value proposition to their members. It also allows us to market local studios to standalone digital members based on their geographic location. We believe that our digital platform builds significant brand awareness and enhances cross-sell opportunities across our brands and between in-studio memberships and digital subscriptions.


Marketing


Marketing Strategy

Our marketing strategy is designed to highlight our leading brand portfolio, the compelling value proposition of our brands and the unique attributes and benefits of boutique fitness workouts. Each brand has a dedicated marketing team that is focused on building brand awareness, generating new customer leads and increasing studio traffic at the national and local level. We leverage our corporate platform and marketing expertise to develop tailored marketing strategies to capitalize on each of our brands' potential.

Marketing Spending

National advertising. We manage a marketing fund for franchisees, with the goal of building national awareness for our brands. We focus our marketing efforts on national advertising and media partnerships, developing and maintaining creative assets to support local sales throughout the year, and building and supporting the Xponential Fitness community via digital and social media for each of our brands. Our franchise agreements require franchisees to contribute 2% of their monthly gross sales to the marketing fund of their respective brand. Our marketing funds have enabled us to spend approximately $17.3 million, $13.0 million and $7.1 million in 2022, 2021 and 2020, respectively, to increase national awareness of our brands. We believe this is a powerful marketing tool as it allows us to increase brand awareness in new and existing markets.

Local marketing. Our franchise agreements require franchisees to spend at least $1,500 per month on approved local marketing to support promotional sale periods throughout the year and continue to build the brand in local markets. All franchised studios are supported by our dedicated franchisee marketing team, which provides guidance, tracking, measurement and advice on best practices. Franchisees spend their marketing dollars in a variety of ways to promote business at their studios on a local level. These methods typically include media vehicles that are effective on a local level, including direct mail, outdoor (including billboards), social media and radio advertisements and local partnerships and sponsorships.

Social media. We have an engaged social media platform for each of our brands, which we believe further raises brand awareness and creates a community among our members. Each brand has a dedicated social media page run by us, and we also maintain a corporate social media page where we seek to engage personally with customers. In addition, franchisees operate social media accounts at the local level. We provide franchisees with social media consulting during the pre-opening phase in order to help them maximize their social impact. We believe that local social media pages are additive to the studio-level community and deepen our brands' connection with consumers.

Digital. We utilize digital advertising at the corporate level to drive awareness for our digital platform offerings. For example, in March 2021, we launched an Apple Watch integration designed to offer an enhanced member experience across all our brands. The integration allows Xponential members and guests who own an Apple Watch to view upcoming classes, check-in to a class and track real-time workout performance data. Each brand's app integrates directly with Apple Watch. Members at participating studios also have the option to join our "Earn Your Watch" challenge, earning back the value of their Apple Watch when they purchase their device through an Xponential brand website and complete a set number of workouts per month. We believe that our partnership with Apple Watch will further drive excitement and enthusiasm across the Xponential consumer base, while also helping to increase membership engagement and retention.

Competition

Although we offer boutique fitness experiences, we believe we compete with both fitness and non-fitness consumer discretionary spending alternatives for consumers' time and resources.

Franchisees compete with other health and fitness club industry participants, including:

- other national and regional boutique fitness offerings, some of which are franchised and others of which are owned centrally at a corporate level;

- other health and fitness centers, including gyms and other recreational facilities;

- individually owned and operated boutique fitness studios;

- personal trainers;

- racquet, tennis and other athletic clubs;

- at-home fitness offerings;

- online fitness services and health and wellness apps;

- participants in the home-use fitness equipment industry; and

- businesses offering similar services.

The health and fitness club industry is highly competitive and fragmented, and the number, size and strength of competitors vary by region. Some of our competitors may have greater name recognition nationally or locally or an established presence in local markets and some have corporate relationships that facilitate their acquisition of new consumers. These risks are more significant internationally, where we have a limited number of studios and brand recognition. Please also see "Business-Our Competitive Strengths."

We also compete to sell franchises to potential franchisees who may choose to purchase franchises from other boutique fitness operators, but who may also consider purchasing franchises in other industries such as restaurants and personal care. We compete with other franchisors on the basis of the expected return on investment of franchisees and the value propositions that we offer for franchisees.

Our competition continues to increase as we expand into new markets and add studios in existing markets. See "Risk Factors—Risks Related to our Business and Industry—We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors."

Suppliers

We require franchisees to make most purchases related to the build out and operation of their studios from us or our approved vendors. This helps us ensure the timelines of build outs and the maintenance of consistent studio quality within each brand. We sell equipment purchased from third-party equipment manufacturers to franchised studios in North America. Franchisees outside North America must purchase equipment from third-party equipment manufacturers approved by us. We also have various approved suppliers of fitness accessories and apparel.

Vendors arrange for delivery of products and services either directly to our warehouse or to franchisee studios. We continually re-evaluate our supplier relationships to ensure we and franchisees obtain competitive pricing and high-quality equipment, merchandise and other items.

Employees

As of December 31, 2022, we had approximately 400 employees at our corporate headquarters, of which approximately 140 were part-time employees. We also had approximately 970 employees at our company-owned transition studios as of December 31, 2022, of which approximately 920 were part-time employees. None of our employees are represented by labor unions, and we believe we have a good relationship with our employees.

Xponential franchises are independently owned and operated businesses. As such, employees of franchisees are not employees of Xponential Fitness.

Information Technology and Systems

We recognize the value of enhancing and extending the uses of information technology ("IT") in virtually every area of our business. Our IT strategy is aligned to support our business strategy and operating plans. We maintain an ongoing program to monitor, replace or upgrade key IT services and infrastructure.

The studios use a uniform third-party hosted studio management system for enrolling members and managing member database information including personally identifiable information and payment processing. In addition, this management system tracks and analyzes key operating metrics such as membership statistics, cancellations, cross-studio utilization, member tenure and demographics profiles.

We continue to create a more customizable and efficient experience for members through updated digital tools, including enhanced websites and mobile applications. These digital tools enable consumers to search studio locations, browse class schedules and sign up for classes. We continue to enhance the accessibility of our digital tools to increase our online presence and member engagement.

Through our third-party hosted studio management system, we provide franchisees access to an informational management system to receive informational notices, operational resources and updates, training materials and other franchisee communications.

Our back-office computer systems are comprised of a variety of technologies designed to assist the operation of our business. These include a third-party hosted accounting and financial system, a SaaS solutions system to manage franchisees' leases and franchisee agreements, a third-party hosted payroll system, an inventory and online store management system and a customer relationship management system.

Intellectual Property

At December 31, 2022, we own approximately 72 registered trademarks and service marks in the United States and approximately 341 registered trademarks and service marks in other countries, including "Xponential," "Pure Barre," "StretchLab," "Row House," "YogaSix," "Club Pilates," "CycleBar," "Rumble," "AKT," "Stride" and "BFT." We believe the Xponential name, and the marks associated with our ten brands are of value and are important to our business. Accordingly, as a general policy, we pursue registration of our marks in the United States and select international jurisdictions, monitor the use of our marks in the United States and internationally and oppose any unauthorized use of our marks.

We license the use of our marks to franchisees and third-party vendors through our franchise agreements and vendor agreements. These agreements restrict third parties' activities with respect to use of our marks. Our franchise agreements impose brand standards requirements and require franchisees to inform us of any potential infringement of our marks.

We register some of our copyrighted material and otherwise rely on common law protection of our copyrighted works. Such registered copyrighted materials are not material to our business.

We also license some intellectual property from third parties for use in our franchised studios. Such licenses, including our music licenses, are not material to our business. Franchisees also license certain intellectual property for use in their studios, including music in some cases.

Government Regulation

We and franchisees are subject to various federal, state, provincial and local laws and regulations affecting our business.

We are subject to a trade regulation rule on franchising, known as the FTC Franchise Rule, promulgated by the U.S. Federal Trade Commission (the "FTC"), that regulates the offer and sale of franchises in the United States and requires us to provide to all prospective franchisees certain mandatory disclosure in a Franchise Disclosure Document ("FDD"). In addition, we are subject to state franchise sales laws in approximately 19 U.S. states that regulate the offer and sale of franchises by requiring us to make a business opportunity exemption or franchise filing or obtain franchise registration prior to making any offer or sale of a franchise in those states and to provide a FDD to prospective franchisees.

We are subject to franchise sales laws in six provinces in Canada that regulate the offer and sale of franchises by requiring us to provide a FDD in a prescribed format to prospective franchisees and that further regulate certain aspects of the franchise relationship. We are also subject to franchise relationship laws in at least 22 U.S. states that regulate many aspects of the franchise relationship, including renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes must be resolved, discrimination and franchisees' right to associate, among others. In addition, we and franchisees may also be subject to laws in other foreign countries where we or they do business.

We and franchisees are also subject to the U.S. Fair Labor Standards Act of 1938, as amended, similar state laws in certain jurisdictions, and various other laws in the United States and Canada governing such matters as minimum-wage requirements, overtime and other working conditions. A significant number of our and franchisees' employees are paid at rates related to the U.S. federal or state minimum wage, and past increases in such minimum wages have increased labor costs, as would future increases.

Our and franchisees' operations and properties are subject to extensive U.S. and Canadian federal, state, provincial and local laws and regulations, including those relating to environmental, building and zoning requirements. Our and franchisees' development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements.

We and franchisees are responsible at the studios we operate for compliance with state laws that regulate the relationship between health clubs and their members. Nearly all states have consumer protection regulations that limit the collection of monthly membership dues prior to a studio opening, require certain disclosure of pricing information, mandate the maximum length of contracts and "cooling off" periods for members (after the purchase of a membership), set escrow and bond requirements, govern member rights in the event of a member relocation or disability, provide specific member rights when a health club closes or relocates, or preclude automatic membership renewals.

We and franchisees primarily accept payments for our memberships through electronic fund transfers from members' bank accounts and, therefore, are subject to both federal and state legislation and certification requirements, including the Electronic Funds Transfer Act. Some states, such as New York, Massachusetts and Tennessee, have passed or considered legislation requiring gyms and health clubs to offer a prepaid membership option at all times and/or limit the duration for which such memberships can auto-renew through electronic fund transfers, if at all. Our business relies heavily on the fact that our memberships continue on a month-to-month basis after the completion of any initial term requirements, and compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health club statutes provide harsh penalties for violations, including membership contracts being void or voidable.

Additionally, the collection, maintenance, use, disclosure and disposal of individually identifiable data by us, or franchisees are regulated at the federal, state and provincial levels as well as by certain financial industry groups, such as the Payment Card Industry, Security Standards Council, the National Automated Clearing House Association and the Canadian Payments Association. Federal, state and financial industry groups may also consider from time to time new privacy and security requirements that may apply to us or franchisees and may impose further restrictions on our or their collection, disclosure and use of individually identifiable information that are housed in one or more of our or their databases. These security requirements and further restrictions, including the General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act ("CCPA"), grant protections and causes of action related to consumer data privacy and the methods in which it is collected, stored, used, and disposed by us, our franchisees, and applicable third parties.

Our Organizational Structure

The Company was formed as a Delaware corporation on January 14, 2020. On July 23, 2021, the Company completed an initial public offering ("IPO") of 10,000,000 shares of Class A common stock. Pursuant to a reorganization into a holding company structure, the Company is a holding company with its principal asset being a 56% ownership interest in XPO LLC through its ownership interest in Xponential Intermediate Holdings, LLC ("XPO Holdings"). The Company's Class A common stock trades on the New York Stock Exchange under the symbol "XPOF".

Available information

Our website address is www.xponential.com, and our investor relations website is located at http://investor.xponential.com. Information on our website is not incorporated by reference herein. Copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and our Proxy Statements for our annual meetings of stockholders, and any amendments to those reports, as well as Section 16 reports filed by our insiders, are available free of charge on our website as soon as reasonably practicable after we file the reports with, or furnish the reports to, the Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet site (http://www.sec.gov) containing reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors.

Our business is subject to a number of risks, some of which are discussed below. The risk factors discussed in this section should be considered together with all of the other information contained in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. If any of the following risks actually occurs, our business, prospects, results of operations, cash flows and financial condition could suffer materially, the trading price of our Class A common stock could decline and you could lose all or part of your investment. This Annual Report on Form 10-K also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described in this section. The principal risk factors are:

Risk Factor Summary

- Our financial results are affected by financial results of master franchisees and franchisees.
- We may not be able to successfully implement our growth strategy.
- Disruptions in the availability of financing for current or prospective franchisees.
- The number of new studios that actually open in the future may differ materially from the number of studio licenses sold to potential, existing and new franchisees.
- Our success depends substantially on our ability to maintain the value and reputation of our brands.
- Our expansion into new markets may present increased risks due to our unfamiliarity with those markets.
- Our expansion into international markets exposes us to a number of risks.
- We have incurred operating losses in the past and may not achieve or maintain profitability in the future.
- Franchisees may incur rising costs related to the construction of new studios.
- Franchisees may not be able to identify and secure suitable sites for new studios.
- Opening new studios in close proximity to existing studios may negatively impact existing studios' revenue and profitability.
- New brands or services that we launch in the future may not be as successful as we anticipate.
- Franchisees could take actions that harm our business.
- Franchisees may not successfully execute our suggested best practices, which could harm our business.
- Macroeconomic conditions or economic downturn could adversely affect demand for our services.
- Our future success depends on key employees and our ability to attract and retain highly skilled personnel.
- Our investments in underperforming studios may be unsuccessful.
- We operate in a highly competitive market.
- Franchisees may be unable to attract and retain customers.
- We may not be able to anticipate and satisfy consumer preferences and shifting views of health and fitness.
- Our planned growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business.
- Our business is subject to various laws and regulations and changes in such laws and regulations.
- We currently are, and may in the future be, subject to legal proceedings, regulatory disputes and governmental inquiries.
- We, master franchisees and franchisees could be subject to claims related to health and safety risks to customers that arise while at our and franchisees' studios.
- We rely heavily on information systems provided by a single provider.
- We, master franchisees, franchisees or ClubReady may fail to properly maintain the confidentiality and integrity of our customer personal data.
- Failure by us, master franchisees, franchisees or third-party service providers to comply with existing or future data privacy laws and regulations could have a material adverse effect on our business.
- Changes in legislation or requirements related to electronic funds transfer may adversely impact our business operations.

- We and franchisees are subject to risks related to Automated Clearing House ("ACH"), credit card, debit card and gift card payments we accept.
- We depend on a limited number of suppliers for certain equipment, services and products.
- Our intellectual property rights, including trademarks and trade names, may be infringed, misappropriated or challenged by others.
- We may not be able to secure music licenses or to comply with the terms and conditions of such licenses, which may lead to third-party claims or lawsuits against us and/or franchisees.
- Our quarterly results of operations and other operating metrics may fluctuate from quarter to quarter.
- Use of social media may adversely impact our reputation or subject us to fines or other penalties.
- We may require additional capital to support business growth and objectives.
- We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.
- Our retail products may be unacceptable to us or franchisees' customers.
- If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.
- Goodwill and indefinite-lived intangible assets are a material component of our balance sheet and impairments of these assets could have a significant impact on our results.
- Our substantial indebtedness could adversely affect our financial condition and limit our ability to pursue our growth strategy.
- Our failure to satisfy the covenants in our credit agreement may result in events of default.
- Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations.
- We may not be able to maintain required regulatory licenses and permits.
- We have a limited operating history.
- Shifts in consumer behavior may materially adversely impact our business.
- The terms of our convertible preferred stock have provisions that could result in a change of control of our Board in the case of an event of default by us.
- Our convertible preferred stock impacts our ability to pay dividends on our Class A common stock and imposes certain negative covenants on us.
- Our convertible preferred stock ranks senior to our Class A common stock.
- We are a holding company, and depend upon distributions from our subsidiary, XPO Holdings, to pay dividends, if any, and taxes, make payments under the TRA and pay other expenses.
- In certain circumstances, XPO Holdings will be required to make substantial distributions to us and the other holders of limited liability company units (the "LLC Units").
- Continuing Pre-IPO LLC Members hold a significant voting power and their interests in our business may be different than yours.
- We will be required to pay the TRA parties for certain tax benefits we may receive, and the amounts we may pay could be significant.
- Delaware law and our certificate of incorporation and bylaws may deter third parties from acquiring us and diminish the value of our Class A common stock or limit our stockholders' ability to obtain a favorable judicial forum.
- Our major stockholders may pursue corporate opportunities that could present conflicts with our and our minority stockholders' interests.
- We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
- The requirements of being a public company may strain our resources and distract our management.
- Failure to maintain effective internal control over financial reporting may have an adverse effect on our financial condition and stock price.

- Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.
- A sale of a significant portion of our total outstanding shares could cause the market price of our Class A common stock to drop significantly.
- Failure to comply with anti-corruption and anti-money laundering laws or similar laws and regulations could subject us to penalties and other adverse consequences.
- Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

Risks Related to Our Business and Industry

Our financial results are affected by the operating and financial results of, and our relationships with, master franchisees and franchisees.

Franchisees are an integral part of our business. We would be unable to successfully implement our growth strategy without the participation of franchisees. The failure of franchisees to focus on the fundamentals of studio operations, such as quality, service and studio appearance, would adversely affect our business, results of operations, cash flows and financial condition.

A substantial portion of our revenue comes from royalties generated by franchised studios and studios franchised through master franchisees, other fees and commissions generated from activities associated with franchisees and equipment sales and leases to franchisees. As a result, our financial results are largely dependent upon the operational and financial results of franchisees. As of December 31, 2021, we had 1,556 franchisees operating 1,954 open studios in North America and nine master franchisees with 176 studios operating internationally on an adjusted basis (which includes historical studio counts for Rumble and BFT, which we acquired in March 2021 and October 2021, respectively). As of December 31, 2022, we had 1,714 franchisees operating 2,329 open studios in North America and 15 master franchisees with 312 studios operating internationally. Negative economic conditions, including inflation and the effect of decreased consumer confidence or changes in consumer behavior, or any continued disruptions in franchisees' operations, could materially harm franchisees' financial condition, which would cause our royalty and other revenues to decline and, as a result, materially and adversely affect our business, results of operations, cash flows and financial condition. In addition, if franchisees fail to renew their franchise agreements with us, or otherwise cease operating, our royalty and other revenues may decrease, which in turn could materially and adversely affect our business, results of operations, cash flows and financial condition.

If we fail to successfully implement our growth strategy, which includes opening new studios by existing and new franchisees in existing and new markets, our ability to increase our revenue and results of operations could be adversely affected.

Our growth strategy relies in large part upon new studio development by existing and new franchisees. Franchisees face many challenges in opening new studios, including:

- availability and cost of financing;

- selection and availability of suitable studio locations;

- competition for studio sites;

- negotiation of acceptable lease and financing terms;

- impact of and responses to public health considerations;

- construction and development cost management;

- selection and availability of suitable general contractors;

- punctual commencement and progress of construction and development;

- equipment delivery or installation delays;

- health, fitness and wellness trends in new geographic regions and acceptance of our and franchisees' services and products;

- employment, training and retention of qualified personnel; and

- competition for consumers and qualified instructors.

Our growth strategy also relies on our and master franchisees' ability to identify, recruit and enter into agreements with a sufficient number of qualified franchisees. In addition, our and franchisees' ability to successfully open and operate studios in new markets may be adversely affected by a lack of awareness or acceptance of our brands and a lack of existing marketing efforts and operational execution in these new markets. To the extent that we and franchisees are unable to implement effective marketing and promotional programs and foster recognition and affinity for our brands in new markets, franchisees' studios in these new markets may not perform as expected and our growth may be significantly delayed or impaired. In addition, franchisees of new studios may have difficulty securing adequate financing, particularly in new markets, where there may be a lack of adequate operating history and brand familiarity. New studios may not be successful or same store sales may not increase at historical rates, which could materially and adversely affect our business, results of operations, cash flows and financial condition.

In addition, new studios build their sales volume and customer base over time and, as a result, generally yield lower amounts of revenue for us than more mature studios. New studios may not achieve sustained results consistent with more mature studios on a timely basis, or at all, which could have an adverse effect on our financial condition, operating results and growth rate.

To the extent franchisees are unable to open new studios on the timeline we anticipate, we will not realize the revenue growth that we expect. Franchisees' failure to add a significant number of new studios would adversely affect our ability to increase our revenue and operating income and could materially and adversely affect our business, results of operations, cash flows and financial condition.

Disruptions in the availability of financing for current or prospective franchisees could adversely affect our business, results of operations, cash flows and financial condition.

Any decline in the capital markets, increases in financing costs, or limits on credit availability may negatively affect the ability of current or prospective franchisees to access the financial or management resources that they need to open or continue operating the studios contemplated by their agreements with us. Franchisees generally depend upon financing from banks or other financial institutions in order to construct and open new studios and to provide working capital. If there is a decline in the credit environment, financing may become difficult to obtain for some or all of our current and prospective franchisees. If current or prospective franchisees face difficulty obtaining financing, the number of our franchised studios may decrease, franchise fee revenues and royalty revenues could decline and our planned growth may slow, which would negatively impact our business, results of operations, cash flows and financial condition.

The majority of new franchisees' studio development is funded by franchisee investment and, therefore, our growth strategy is dependent on the ability of franchisees or prospective franchisees to access funds to finance such development. If franchisees (or prospective franchisees) are unable to obtain financing at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of new studios, and our future growth could be adversely affected. In addition, if we offer financing and franchisees are unable to repay the amounts borrowed, our business, results of operations, cash flows and financial condition could be adversely affected.

The number of new studios that actually open in the future may differ materially from the number of studio licenses sold to potential, existing and new franchisees.

The number of new studios that actually open in the future may differ materially from the number of U.S. licenses sold and international licenses to be sold via master franchise agreements. As of December 31, 2022, we had 1,939 studios in North America contractually obligated to be opened under existing franchise agreements and 1,094 licenses to be sold internationally via master franchise agreements in respect of studios that had not yet opened, on an adjusted basis to reflect historical information of brands we have acquired. Historically, a portion of our licenses sold have not ultimately resulted in new studios. From inception to December 31, 2022, 600 licenses had been terminated in North America and 34 had been terminated internationally. We expect that terminations may increase over time, however, timing and number of such terminations is unknown. Of the franchisees that opened their first studio in 2019 on average it took approximately 12.2 months from signing the franchise agreement to open a studio. The length of time increased during 2020 and 2021 due to COVID-related opening restrictions. Of the franchisees that entered into the system in 2021 or later and opened their first studio in 2022, on average it took approximately 10.5 months from signing the franchise agreement to open a studio. However, the historic conversion rate of signed studio commitments to new studio locations may not be indicative of the conversion rate we will experience in the future, and the total number of new studios that actually open in the future may differ materially from the number of licenses sold that we have at any point in time. In addition, the timing of new studio openings is sometimes delayed for a variety of reasons, and delayed openings would adversely affect our business, results of operations, cash flows and financial condition.

Our success depends substantially on our ability to maintain the value and reputation of our brands.

Our success is dependent in large part upon our ability to maintain and enhance the value of our brands and the connection of franchisees' customers to our brands. Maintaining, protecting and enhancing our brands depends largely on the success of our marketing efforts, ability to provide consistent, high-quality services and our ability to successfully secure, maintain and defend our rights to use trademarks important to our brands. We believe that the importance of our brands will increase as competition within our markets further intensifies and brand promotion activities may require substantial expenditures. Our brands could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity. In particular, studios offer services that involve physical interaction, and any claims of inappropriate touching or behavior by franchisees' employees or independent contractors, even if unsubstantiated, could harm our and our brands' reputations. Unfavorable publicity about us, including our brands, services, products, customer service, personnel, technology and suppliers, could diminish confidence in, and the use of, our services and products. Such negative publicity also could have an adverse effect on the size, engagement and loyalty of franchisees' customers and result in decreased revenue, which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Our expansion into new markets may present increased risks due to our unfamiliarity with those markets.

Certain new franchised studios and studios franchised through master franchisees are planned for markets where there may be limited or no market recognition of our brands. Those new markets may have competitive conditions, consumer preferences and discretionary spending patterns that are different from those in our existing markets. As a result, studios in these new markets may be less successful than studios in existing markets. Franchisees may need to build brand awareness in those new markets through greater investments in advertising and promotional activity than franchisees originally planned. Franchisees may find it more difficult in new markets to hire, motivate and retain qualified employees who can project our vision, passion and culture. Studios opened in new markets may also have lower average sales than studios opened in existing markets. Sales at studios opened in new markets may take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby adversely affecting our business, results of operations, cash flows and financial condition.

Our expansion into international markets exposes us to a number of risks that may differ in each country where we have licensed franchisees.

We currently have franchised studios in Canada, signed master franchise agreements governing the development of franchised studios in Australia, New Zealand, Singapore, Saudi Arabia, Kuwait, Japan, Spain, Portugal, South Korea, Mexico, and the United Kingdom and entered into international expansion agreements in Dominican Republic, Austria and Germany and plan to continue to grow internationally. However, our international operations are in early stages. Expansion into international markets will be affected by local economic and market conditions. Therefore, as we expand internationally, franchisees may not experience the operating margins we expect, and our results of operations and growth may be materially and adversely affected. With the recent acquisition of BFT, we have achieved a greater international presence, which may also increase our risks related to international operations. Our financial condition and results of operations may also be adversely affected if the global markets in which our franchised studios compete are affected by changes in political, economic or other factors. These factors, over which neither we nor franchisees have control, may include:

- changes in inflation rates;

- recessionary or expansive trends in international markets;

- increases in the taxes we or franchisees pay and other changes in applicable tax laws;

- legal and regulatory changes, and the burdens and costs of our and franchisees' compliance with a variety of foreign laws;

- changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds;

- difficulty in protecting our brands, reputation and intellectual property;

- difficulty in collecting royalties;

- difficulties and interruptions in communications and coordination with international franchisees;

- global supply chain disruption and constraints;

- political and economic instability; and

- other external factors, including actual or perceived threats to public health.

We have incurred operating losses in the past, may incur operating losses in the future and may not achieve or maintain profitability in the future.

Prior to 2022, we incurred operating losses each year since our formation in 2017, including a net loss of $51.4 million and $13.6 million for the years ended December 31, 2021 and 2020, respectively, and may continue to incur net losses in the future. As a result, we had a total accumulated deficit of $641.9 million and $643.8 million, including adjustments related to non-controlling interests, as of December 31, 2022 and 2021, respectively. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, expand our operating infrastructure and expand into new geographies. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for new franchises, reduced demand for the services and products offered by franchisees, increased competition, reduction in openings of new studios, a decrease in the growth or reduction in the size of our overall market or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve profitability.

Franchisees may incur rising costs related to the construction of new studios and maintenance of existing studios, which could adversely affect the attractiveness of our franchise model.

Franchisees' studios require significant upfront and ongoing investment, including periodic remodeling and equipment replacement. Further, studio operating costs have increased in connection with franchisees' responses to the COVID-19 pandemic, including implementing required and recommended measures designed to mitigate the spread of COVID-19, supply chain disruptions and rising inflation rates. If franchisees' costs are greater than expected, franchisees may need to outperform their operational plans to achieve their targeted returns. In addition, increased costs may result in lower profits to franchisees, which may cause them to cease operations or make it harder for us to attract new franchisees, which in turn could materially and adversely affect our business, results of operations, cash flows and financial condition.

In addition, if a franchisee is unwilling or unable to acquire the necessary financing to invest in the maintenance and upkeep of its studios, including periodic remodeling and equipment replacement, the quality of its studios could deteriorate, which may have a negative impact on the image of our brands and franchisees' ability to attract and retain customers, which in turn may have a negative impact on our business, results of operations, cash flows and financial condition.

If franchisees are unable to identify and secure suitable sites for new studios, our ability to open new studios and increase our revenue could be materially adversely affected.

To successfully expand our business, franchisees must identify and secure sites for new studios that meet our established criteria. Franchisees face significant competition for such sites and, as a result, franchisees may lose or be forced to pay significantly higher prices for such sites. If franchisees are unable to identify and secure sites for new studios that meet our established criteria, our revenue growth rate and results of operations may be negatively impacted. Additionally, if our or franchisees' analysis of the suitability of a new studio site is incorrect, franchisees may not be able to recover their capital investment in developing and building the new studio.

As we increase our number of franchised studios, franchisees may also open studios in higher-cost markets, which could entail, among other expenses, greater lease payments and construction costs. The higher level of invested capital at these studios may require higher operating margins and higher net income per studio to produce the level of return we, franchisees and our potential franchisees expect. Failure to provide this level of return could adversely affect our business, results of operations, cash flows and financial condition.

Opening new studios in close proximity to existing studios may negatively impact existing studios' revenue and profitability.

Franchisees currently operate studios in 48 U.S. states and the District of Columbia, Canada, Australia, New Zealand, Singapore, Saudi Arabia, Japan, Spain, the Dominican Republic, South Korea and the United Kingdom, and we plan to continue to seek franchisees to open new studios in the future, some of which will be in existing markets. We intend to continue opening new franchised studios in existing markets as part of our growth strategy, some of which may be located in close proximity to studios already in those markets. Opening new studios in close proximity to existing studios may attract some customers away from those existing studios, which may lead to diminished revenue and profitability for us and franchisees rather than increased market share. In addition, as a result of opening new studios in existing markets, and because older studios will represent an increasing proportion of our studio base over time, same store sales may be lower in future periods than they have been historically.

New brands or services that we launch in the future may not be as successful as we anticipate, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We acquired StretchLab in November 2017, Row House in December 2017, AKT in March 2018, YogaSix in July 2018, Stride in December 2018, Rumble in March 2021 and BFT in October 2021. We launched our digital platform offerings in 2019 and XPASS in 2021. We may launch additional brands, services or products in the future. We cannot assure you that any new brands, services or products we launch will be accepted by consumers, that we will be able to recover the costs incurred in developing new brands, services or products, or that new brands, services or products will be successful. If new brands, services or products are not as successful as we anticipate, it could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Franchisees could take actions that harm our business.

Franchisees are contractually obligated to operate their studios in accordance with the operational, safety and health standards set forth in our agreements with them. Franchisees are independent third parties and their actions are outside of our control. In addition, we cannot be certain that franchisees will have the business acumen or financial resources necessary to operate successful franchises, and certain state franchise laws may limit our ability to terminate or modify our franchise agreements with them. Franchisees own, operate and oversee the daily operations of their studios, and their employees and independent contractors are not our employees or independent contractors. As a result, the ultimate success and quality of any studio rests with the franchisee. If franchisees do not operate their studios in a manner consistent with required standards and comply with local laws and regulations, franchise fees and royalties paid to us may be adversely affected and the image of our brands and our reputation could be harmed, which in turn could adversely affect our business, results of operations, cash flows and financial condition. Furthermore, we may have disputes with franchisees that could damage the image of our brands, our reputation and our relationships with franchisees.

Franchisees may not successfully execute our suggested best practices, which could harm our business.

Franchisees may not successfully execute our suggested best practices, which include our recommended plan for operating and managing a studio. We believe our suggested best practices provide key principles designed to help franchisees manage and operate a studio efficiently. If a franchisee is unable to manage or operate their studio efficiently, the performance and quality of service of the studio could be adversely affected, which could reduce customer engagement and negatively affect our royalty revenues and brand image. Further, we expect franchisees to follow our suggested best practices, and if a franchisee does not adopt the principles outlined by us, franchisees may not generate the revenue we expect and our forecasts and projections may be inaccurate, which in turn could adversely affect our business, results of operations, cash flows and financial condition.

We are subject to a variety of additional risks associated with franchisees.

Our franchise model subjects us to a number of risks, any one of which may impact our royalty revenues collected from franchisees, harm the goodwill associated with our brands, and materially and adversely impact our business, results of operations, cash flows and financial condition.

Franchisee bankruptcies. A franchisee bankruptcy could have a substantial negative impact on our ability to collect payments due under our agreements with such franchisee. In the event of a franchisee bankruptcy, the bankruptcy trustee may reject its franchise agreement or agreements, area development agreement or any other agreements pursuant to Section 365 of the U.S. Bankruptcy Code, in which case there would be no further royalty payments or any other payments from such franchisee, and we may not ultimately recover those payments in a bankruptcy proceeding of such franchisee in connection with a damage claim resulting from such rejection.

Franchisee changes in control. Franchisees are independent business owners. Although we have the right to approve franchisees, including any transferee franchisees, it can be difficult to predict in advance whether a particular franchisee will be successful. If an individual franchisee is unable to successfully establish, manage and operate its studio, the performance and quality of service of the studio could be adversely affected, which could reduce sales and negatively affect our royalty revenues, the image of our brands and our reputation. In the event of the death or disability of a franchisee (if a natural person) or a principal of a franchisee entity, the executors and representatives of the franchisee are required to transfer the relevant franchise agreements with us to the franchisee's heirs, trust, personal representative or conservator, as applicable. In any transfer situation, the transferee may not be able to perform the former franchisee's obligations under such franchise agreements and successfully operate the studio. In such a case, the performance and quality of service of the studio could be adversely affected, which could also reduce sales and negatively affect our royalty revenues, the image of our brands and our reputation.

Franchisee insurance. Franchise agreements require each franchisee to maintain certain insurance types at specified levels. Losses arising from certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits and policy payments made to franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material adverse effect on a franchisee's ability to satisfy its obligations under its franchise agreement with us or other contractual obligations, which could negatively affect our operating and financial results.

Franchisees that are operating entities. Franchisees may be natural persons or legal entities. Franchisees that are operating companies (as opposed to limited purpose entities) are subject to business, credit, financial and other risks, which may be unrelated to the operation of their studios. These unrelated risks could materially and adversely affect a franchisee that is an operating company and its ability to service its customers and maintain studio operations while making royalty payments, which in turn may materially and adversely affect our business, results of operations, cash flows and financial condition.

Franchise agreement termination and nonrenewal. Each of our franchise agreements is subject to termination by us as the franchisor in the event of a default. The default provisions under our franchise agreements are drafted broadly and include, among other things, any failure to meet performance standards.

In addition, each of our franchise agreements has an expiration date. Upon the expiration of a franchise agreement, we or the franchisee may, or may not, elect to renew the franchise agreement. The franchise agreement renewal is contingent on, among other requirements, the franchisee's execution of the then-current form of franchise agreement (which may include increased royalty rates, advertising fees and other fees and costs), the satisfaction of certain conditions (including studio renovation and modernization and other requirements) and the payment of a renewal fee. If a franchisee is unable or unwilling to satisfy any of these requirements, the expiring franchise agreement will terminate upon the expiration of its term.

Franchisee litigation and effects of regulatory efforts. We and franchisees are subject to a variety of litigation risks, including, but not limited to, customer claims, personal injury claims, harassment claims, vicarious liability claims, litigation with or involving our relationship with franchisees, litigation alleging that the franchisees are our employees or that we are the co-employer of franchisees' employees, landlord/tenant disputes, intellectual property claims, gift card claims, employee allegations of improper termination and discrimination, claims related to violations of the Americans with Disabilities Act of 1990, the Fair Labor Standards Act, the Occupational Safety and Health Act and other employment-related laws. Each of these claims may increase costs, reduce the execution of new franchise agreements and affect the scope and terms of insurance or indemnifications we and franchisees may have. Litigation against a franchisee or its affiliates by third parties or regulatory agencies, whether in the ordinary course of business or otherwise, may also include claims against us by virtue of our relationship with the defendant-franchisee, whether under vicarious liability, joint employer or other theories. In addition to such claims decreasing the ability of a defendant-franchisee to make royalty payments and diverting our management and financial resources, adverse publicity resulting from such allegations may materially and adversely affect us, the image of our brands and our reputation, regardless of whether the allegations are valid or we are liable. Our international operations may be subject to additional risks related to litigation, including difficulties in enforcement of contractual obligations governed by foreign law due to differing interpretations of rights and obligations, compliance with multiple and potentially conflicting laws, new and potentially untested laws and judicial systems, and reduced or diminished protection of intellectual property. A substantial judgment against us or one of our subsidiaries could materially and adversely affect our business, results of operations, cash flows and financial condition.

In addition, we, master franchisees, and franchisees are subject to various regulatory efforts, such as efforts to enforce employment laws, which include efforts to categorize franchisors as the co-employers of their franchisees' employees, legislation to categorize independent contractors as employees, legislation to categorize individual franchised businesses as large employers for the purposes of various employment benefits, and other legislation or regulations that may have a disproportionate impact on franchisors and/or franchised businesses. These efforts may impose greater costs and regulatory burdens on us and franchisees, and negatively affect our ability to attract and retain franchisees.

We could also become subject to class action or other lawsuits related to the above-described or different matters in the future. In the ordinary course of business, we are also the subject of regulatory actions regarding the enforceability of the non-compete clauses included in our franchise agreements. In particular, certain states have public policies that may call into question the enforceability of non-compete clauses. Regardless, however, of whether any claim brought against us in the future is valid or we are liable, such a claim would be expensive to defend and may divert time, money and other valuable resources away from our operations and, thereby, hurt our business.

Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims, or any adverse publicity resulting from such claims, could adversely affect our business, results of operations, cash flows and financial condition.

Franchise agreements and franchisee relationships. Franchisees develop and operate their studios under terms set forth in our area development and franchise agreements, respectively. These agreements give rise to long-term relationships that involve a complex set of obligations and cooperation. We have a standard set of agreements that we typically use with franchisees. However, we reserve the right to negotiate terms of our franchise agreements with individual franchisees or groups of franchisees (*e.g.*, a franchisee association). We and franchisees may not always maintain a positive relationship or interpret our agreements in the same way. Our failure to have positive relationships with franchisees could individually or in the aggregate cause us to change or modify our business practices, which may make our franchise model less attractive to franchisees or their customers.

While our franchisee revenues are not concentrated among one or a small number of parties, the success of our business does depend in large part on our ability to maintain contractual relationships with franchisees in profitable studios. A typical franchise agreement has a ten-year term. No franchisee accounted for more than 5% of our total revenue. If we fail to maintain or renew our contractual relationships with these significant franchisees on acceptable terms, or if one or more of these significant franchisees were to become unable or otherwise unwilling to pay amounts due to us, our business, results of operations, cash flows and financial condition could be materially adversely affected.

Macroeconomic conditions or an economic downturn or uncertainty in our key markets could adversely affect discretionary spending and reduce demand for our and franchisees' services and products, which could adversely affect our and franchisees' ability to increase sales at existing studios or to open new studios.

Recessionary economic cycles, low consumer confidence, inflation, higher interest rates, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may negatively affect our ability to attract franchisees and a decrease in discretionary consumer spending could reduce demand for health, fitness and wellness services and products, which could adversely affect our revenue and operating margins and make opening new studios more difficult. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may decrease demand for our franchises. In addition, unfavorable economic conditions, such as persistent inflation and rising cost of living, may lead consumers to have lower disposable income and reduce the frequency with which they purchase our and franchisees' services and products. In addition, disasters or outbreaks, such as a pandemic, as well as any resulting recession, depression or other long-term economic impact, could negatively impact consumer spending in the impacted regions or depending upon the severity, globally, which could adversely impact our or franchisees' operating results. This could result in fewer transactions or limitations on the prices we and franchisees can charge for services and products, either of which could reduce our sales and operating margins. All of these factors could have a material adverse impact on our results of operations and growth strategy.

Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel.

Our future success depends, in part, on the services of our senior management team and other key employees at our corporate headquarters, as well as on our ability to recruit, retain and motivate key employees. Competition for such employees can be intense, and the inability to identify, attract, develop, integrate and retain the additional qualified employees required to expand our activities, or the loss of current key employees, could adversely affect our operating efficiency and financial condition. In particular, we are highly dependent on the services of Anthony Geisler, our Chief Executive Officer and founder, who is critical to the development of our business, vision and strategic direction. We also heavily rely on the continued service and performance of our senior management team, including each of our brand presidents, who provide leadership, contribute to the core areas of our business and help us to efficiently execute our business. If our senior management team, including any new hires that we make in the future, fails to work together effectively and to execute our plans and strategies on a timely basis, our business and future growth prospects could be harmed.

Additionally, the loss of any key personnel could make it more difficult to manage our operations, reduce our employee retention and revenue and impair our ability to compete. Although we have entered into employment offer letters with certain of our key personnel, including Mr. Geisler, these letters have no specific duration and constitute at-will employment. We do not maintain key person life insurance policies on any of our employees.

Competition for highly skilled personnel is often intense. We may not be successful in attracting, integrating or retaining qualified personnel to fulfill our or their needs. We have from time to time experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

Our investments in underperforming studios may be unsuccessful, which could adversely affect our business, results of operations, cash flows and financial condition.

From time to time, we take ownership of underperforming studios with a view to improving the operating results of the studio and ultimately re-licensing it to a different franchisee. As a result of the COVID-19 pandemic, we took ownership of a larger number of studios beginning in 2020 than we have taken in previous years. As of December 31, 2022, we had ownership of 55 such studios, compared to 25 studios and 40 studios as of December 31, 2021 and 2020, respectively. There is no guarantee that we will be successful in improving the operating results of such a studio or refranchising it. If the costs of operating the studio are greater than expected, the studio is otherwise unattractive due to its location or otherwise or we are required to operate the studio for an extended period of time, our business, results of operations, cash flows and financial condition may be adversely affected. As operating company-owned studios is not a component of our business model, we are actively seeking to refranchise our company-owned studios. There can be no assurance that our refranchising efforts will be successful, and failure to do so may increase our cost of operation. In addition, our operation of studios may also have the effect of heightening many of the other risks for us described in this "Risk Factors" section that are related to the franchisee's operation of its studios, such as those relating to our ability to attract and retain members, health and safety risks to our members, loss of key employees and changes in consumer preferences.

From time to time, we also make cash support payments to franchisees of underperforming studios. The support payments are intended to help franchisees improve their studios. The support payments may not be sufficient to help franchisees improve their results, and we may never realize a return on the support payments, which could materially and adversely affect our business, results of operations, cash flows and financial condition.

We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors.

Our services are offered in a highly competitive market. We face significant competition in every aspect of our business, including other fitness studios, personal trainers, health and fitness clubs, at-home fitness equipment, online fitness services and health and wellness apps. We also compete to sell franchises to potential franchisees who may choose to purchase franchises in boutique fitness from other operators, or franchises in other industries. Moreover, we expect the competition in our market to intensify in the future as new and existing competitors introduce new or enhanced services and products that compete with ours and as the industry continues to shift towards more online offerings. Franchisees compete with other fitness industry participants, including:

- other national and regional boutique fitness offerings, some of which are franchised and others of which are owned centrally at a corporate level;

- other fitness centers, including gyms and other recreational facilities;

- individually owned and operated boutique fitness studios;

- personal trainers;

- racquet, tennis and other athletic clubs;

- online fitness services and health and wellness apps;

- the home-use fitness equipment industry; and

- businesses offering similar services.

Our competitors may develop, or have already developed, services, products, features or technologies that are similar to ours or that achieve greater consumer acceptance, may undertake more successful service and product development efforts, create more compelling employment opportunities, franchise opportunities or marketing campaigns, or may adopt more aggressive pricing policies. Our competitors may develop or acquire, or have already developed or acquired, intellectual property rights that significantly limit or prevent our ability to compete effectively in the public marketplace. In addition, our competitors may have significantly greater resources than us, allowing them to identify and capitalize more efficiently upon opportunities in new markets and consumer preferences and trends, more quickly transition and adapt their services and products, devote greater resources to marketing and advertising, or be better positioned to withstand substantial price competition. If we are unable to compete effectively against our competitors, they may acquire and engage customers or generate revenue at the expense of our efforts, which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Franchisees may be unable to attract and retain customers, which would materially and adversely affect our business, results of operations, cash flows and financial condition.

The success of our business depends on our and franchisees' ability to attract and retain customers. Our and franchisees' marketing efforts may not be successful in attracting customers to studios, and customer engagement may materially decline over time, especially at studios in operation for an extended period of time. Customers may cancel their memberships at any time after giving proper advance notice, subject to an initial minimum term applicable to certain memberships. Franchisees may also cancel or suspend memberships if a customer fails to provide payment. In addition, franchised studios experience attrition and must continually engage existing customers and attract new customers in order to maintain membership levels. In order to increase membership levels, we may from time to time allow franchisees to offer promotions or lower monthly dues or annual fees. If we and franchisees are not successful in optimizing price or in increasing membership levels in new and existing studios, growth in monthly membership dues or annual fees may suffer. Any decrease in our average dues or fees or higher membership costs may adversely impact our business, results of operations, cash flows and financial condition.

If we are unable to anticipate and satisfy consumer preferences and shifting views of health, fitness and wellness, our business may be adversely affected.

Our success depends on our ability to identify and originate trends, as well as to anticipate and react to changing consumer preferences and demands relating to health, fitness and wellness, in a timely manner. Our business is subject to changing consumer preferences and trends that cannot be predicted with certainty. Developments or shifts in research or public opinion on the types of health, fitness and wellness services our brands provide could negatively impact consumers' preferences for such services and negatively impact our business. If we are unable to introduce new or enhanced offerings in a timely manner, or if our new or enhanced offerings are not accepted by consumers, our competitors may introduce similar offerings faster than us, which could negatively affect our rate of growth. Moreover, our new offerings may not receive consumer acceptance as preferences could shift rapidly to different types of health, fitness and wellness offerings or away from these types of offerings altogether, and our future success depends in part on our ability to anticipate and respond to these shifts. Failure to anticipate and respond in a timely manner to changing consumer preferences and demands could lead to, among other things, lower revenue at our franchised studios and, therefore, lower revenue from royalties. Even if we are successful in anticipating consumer preferences and demands, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality offerings. Development of new or enhanced offerings may require significant time and financial investment, which could result in increased costs and a reduction in our operating margins. For example, we have historically incurred higher levels of sales and marketing expenses accompanying the introduction of each brand and service.

Our planned growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business.

Since our founding in 2017, we have experienced significant growth in our business activities and operations. This expansion has placed, and our planned future expansion may place, significant demands on our administrative, operational, financial and other resources. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, legal, human resources, risk management, marketing, technology, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management attention, and we may not realize a return on our investment in these processes. In addition, we believe the culture we and franchisees foster at studios is an important contributor to our success. However, as we expand, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. These risks may be heightened as our growth accelerates. Our failure to successfully execute on our planned expansion of studios could materially and adversely affect our business, results of operations, cash flows and financial condition.

Our business is subject to various laws and regulations and changes in such laws and regulations, our or franchisees' failure to comply with existing or future laws and regulations, could adversely affect our business, results of operations, cash flows and financial condition.

We are subject to a trade regulation rule on franchising, known as the FTC Franchise Rule, promulgated by the FTC, which regulates the offer and sale of franchises in the United States and its territories and requires us to provide to all prospective franchisees certain mandatory disclosure in a franchise disclosure document ("FDD"). In addition, we are subject to state franchise sales laws in approximately 19 U.S. states that regulate the offer and sale of franchises by requiring us to make a business opportunity exemption or franchise filing or obtain franchise registration prior to making any offer or sale of a franchise in those states and to provide a FDD to prospective franchisees. We are subject to franchise sales laws in six provinces in Canada that regulate the offer and sale of franchises by requiring us to provide a FDD in a prescribed format to prospective franchisees and that further regulate certain aspects of the franchise relationship. Our failure to comply with such franchise sales laws may result in a franchisee's right to rescind its franchise agreement and damages and may result in investigations or actions from federal or state franchise authorities, civil fines or penalties, and stop orders, among other remedies. We are also subject to franchise relationship laws in at least 22 U.S. states that regulate many aspects of the franchise relationship, including renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes must be resolved, discrimination and franchisees' right to associate, among others. Our failure to comply with such franchise relationship laws may result in fines, damages and our inability to enforce franchise agreements where we have violated such laws. In addition, in certain states under certain circumstances, such as allegations of fraud, we may be temporarily prevented from offering or selling franchises until either our annual FDD filing, or any amendment to our FDD filing, is accepted by the relevant regulatory agency. Our non-compliance with franchise sales laws or franchise relationship laws could result in our liability to franchisees and regulatory authorities as described above, our inability to enforce our franchise agreements, inability to sell licenses and a reduction in our anticipated royalty or franchise revenue, which in turn may materially and adversely affect our business, results of operations, cash flows and financial condition.

We and franchisees are also subject to the Fair Labor Standards Act of 1938, as amended, and various other laws in the United States and Canada governing such matters as minimum-wage requirements, overtime and other working conditions. A significant number of our and franchisees' employees are paid at rates related to the U.S. federal minimum wage. Increases in the U.S. federal minimum wage would increase our and franchisees' labor costs, which might result in our and franchisees' inadequately staffing studios. Such increases in labor costs and other changes in labor laws could affect studio performance and quality of service, decrease royalty revenues and adversely affect our brands.

Our and franchisees' operations and properties are subject to extensive U.S. and Canadian federal, state, provincial and local laws and regulations, as well laws and regulations in other countries in which we and franchisees have begun operating, or in the future may operate, including those relating to environmental, building and zoning requirements. Our and franchisees' development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Failure to comply with these legal requirements could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability, which could adversely affect our business, results of operations, cash flows and financial condition.

We and franchisees are responsible at the studios we operate for compliance with state and provincial laws that regulate the relationship between studios and their customers. Many states and provinces have consumer protection regulations that may limit the collection of dues or fees prior to a studio opening, require disclosure of certain pricing information, mandate the maximum length of membership contracts and "cooling off" periods for customers after the purchase of a membership, set escrow and bond requirements for studios, govern customer rights in the event of a customer relocation or disability, provide for specific customer rights when a studio closes or relocates or preclude automatic membership renewals. Our or franchisees' failure to comply fully with these rules or requirements may subject us or franchisees to fines, penalties, damages and civil liability, or result in membership contracts being void or voidable. In addition, states may modify these laws and regulations in the future. Any additional costs which may arise in the future as a result of changes to the legislation and regulations or in their interpretation could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to franchisees or their customers.

We currently are, and may in the future be, subject to legal proceedings, regulatory disputes and governmental inquiries that could cause us to incur significant expenses, divert our management's attention, and materially harm our business, results of operations, cash flows and financial condition.

From time to time, we may be subject to claims, lawsuits, government investigations and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, gift cards, commercial disputes and other matters that could adversely affect our business, results of operations, cash flows and financial condition. In the ordinary course of business, we are the subject of complaints or litigation, including litigation related to acquisitions, classification of independent contractors, trademark disputes, claims related to misrepresentations in our franchise disclosure documents and claims related to our franchise agreements or employment agreements. For example, in the past we have engaged in legal disputes with brand founders and while resolved, there is no guarantee that we will not have future disputes with them. If any of these lawsuits are decided adversely against us, it may adversely affect our business, results of operations, cash flows and financial condition. Litigation related to laws or regulations, or changes in laws or regulations, governing instructor certifications may also adversely affect our or franchisees' businesses. If any of these lawsuits are decided adversely against franchisees, or laws or regulations regarding instructor certifications change, franchisees may face increased labor costs, which could adversely affect the franchisee's business and results of operations, which may adversely affect our business, results of operations, cash flows and financial condition.

Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify, make temporarily unavailable or stop offering or selling certain services or products, all of which could negatively affect our sales and revenue growth. In particular, any allegations of fraud could temporarily prevent us from offering or selling franchises in certain states for a period of time.

The results of litigation, investigations, claims and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, results of operations, cash flows and financial condition.

We, master franchisees and franchisees could be subject to claims related to health and safety risks to customers that arise while at our and franchisees' studios.

The use of our and franchisees' studios poses some potential health and safety risks to customers through, among other things, physical exertion and the physical nature of the services offered. Claims might be asserted against us and franchisees for a customer's death or injury sustained while exercising and using the facilities at a studio, for harassment in connection with services offered at a studio, or product liability claims arising from use of equipment in the studio, and we may be named in such a suit even if the products claim relates to the operations or facilities of a franchisee. We may not be able to successfully defend such claims. We also may not be able to maintain our general liability insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against potential claims. In addition, adverse publicity resulting from such allegations may materially and adversely affect us, the image of our brands and our reputation, regardless of whether such allegations are valid or we are liable. Depending upon the outcome, these matters may have a material adverse effect on our business, results of operations, cash flows and financial condition.

We, master franchisees and franchisees rely heavily on information systems provided by a single provider, and any material failure, interruption, weakness or termination with such supplier may prevent us from effectively operating our business and damage our reputation.

We and franchisees in North America increasingly rely on information systems provided by ClubReady, LLC ("ClubReady"), including the point-of-sale processing systems in our franchised studios and other information systems managed by ClubReady, to interact with franchisees and customers and to collect and maintain customer information or other personally identifiable information, including for the operation of studios, collection of cash, management of our equipment supply chain, accounting, staffing, payment of obligations, ACH transactions, credit and debit card transactions and other processes and procedures. Our and franchisees' ability to efficiently and effectively manage studios depends significantly on the reliability and capacity of these systems, and any potential failure of ClubReady to provide quality uninterrupted service is beyond our and their control.

We previously notified ClubReady of a breach of contract related to our position that ClubReady had failed to meet its contractual performance obligations and initiated mediation proceedings. The initial mediation proceedings were unsuccessful and on December 2, 2021 we filed a breach of contract and related claims in California Superior Court, Orange County. On December 9, 2021, ClubReady filed a demand for arbitration with the American Arbitration Associations alleging breach of contract for unpaid application programming interface fees. If we ultimately terminate our relationship with ClubReady, we may incur substantial delays and expense in finding and integrating an alternative studio management and payment service provider into our operating systems. We believe there are alternate studio management and payment service providers that are capable of supporting our platform and franchisees, however the integration of the new system could temporarily disrupt our and franchisees' business and the quality and reliability of such alternative service provider may not be comparable to that of ClubReady.

Franchisees outside of North America also rely on information systems, and any disruption in such information systems could negatively impact such franchisees' operations, which could adversely affect our business, results of operations or financial condition.

Our and franchisees' operations depend upon our and their ability, as well as the ability of third-party service providers such as ClubReady, to protect our and their computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, denial-of-service attacks and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow, a breach in security of these systems or other unanticipated problems could result in interruptions to or delays in our business and customer service and reduce efficiency in our operations. In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems, as well as transitions from one service provider to another, may cause service interruptions, operational delays due to the learning curve associated with using a new system, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. If our, franchisees' or our third-party service providers' information systems fail and the back-up or disaster recovery plans are not adequate to address such failures, our revenue could be reduced and the image of our brands and our reputation could be materially adversely affected. If we need to move to a different third-party system, our operations could be interrupted. In addition, remediation of such problems could result in significant, unplanned operating or capital expenditures.

If we, master franchisees, franchisees or ClubReady fail to properly maintain the confidentiality and integrity of our data, including customer credit, debit card and bank account information and other personally identifiable information, we could incur significant liability or become subject to costly litigation and our reputation and business could be materially and adversely affected.

In the ordinary course of business, we, master franchisees, and franchisees collect, use, transmit, store and otherwise process customer and employee data, including credit and debit card numbers, bank account information, driver's license numbers, dates of birth and other highly sensitive personally identifiable information, in information systems that we, master franchisees, franchisees or our third-party service providers, including ClubReady, maintain. Some of this data is sensitive and could be an attractive target of criminal attack by malicious third parties with a wide range of motives and expertise, including organized criminal groups, hackers, "hactivists," disgruntled current or former employees, and others. The integrity and protection of that customer and employee data is critical to us.

Despite the security measures we have in place to comply with applicable laws and rules, our, master franchisees', franchisees' and our third-party service providers' facilities and systems may be vulnerable to both external and internal threats, including security breaches, acts of cyber terrorism or sabotage, vandalism or theft, misuse, unauthorized access, computer viruses, ransomware, denial-of-service attacks, misplaced, corrupted or lost data, programming or human errors or other similar events. Certain of our third-party service providers lack sufficient design and implementation of general information technology controls and we lack sufficient controls over information provided by certain third-party service providers, which could expose us to any of the foregoing risks. A number of retailers and other companies have recently experienced serious cyber security breaches of their information technology systems. Furthermore, the size and complexity of our, master franchisees', franchisees' and our third-party service providers' information systems make such systems potentially vulnerable to security breaches from inadvertent or intentional actions by our employees, franchisees or vendors, or from attacks by malicious third parties. Because such attacks are increasing in sophistication and change frequently in nature, we, franchisees, master franchisees and our third-party service providers may be unable to anticipate these attacks or implement adequate preventative measures, and any compromise of our or their systems may not be discovered promptly.

Under certain laws, regulations and contractual obligations, a cybersecurity breach could also require us to notify customers, employees or other groups of the incident. For example, laws in all 50 U.S. states require businesses to provide notice to clients whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. The forgoing could result in adverse publicity, loss of sales and revenue, or an increase in fees payable to third parties. It could also result in significant fines, penalties orders, sanctions and proceedings or actions against us by governmental bodies and other regulatory authorities, clients or third parties or remediation and other costs that could adversely affect our business, results of operations, cash flows and financial condition. Any such proceeding or action could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Furthermore, we may be required to disclose personal data pursuant to demands from individuals, privacy advocates, regulators, and government and law enforcement agencies in various jurisdictions with conflicting privacy and security laws. This disclosure or the refusal to disclose personal data may result in a breach of privacy and data protection policies, notices, laws, rules, court orders and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to the image of our brands and our reputation, and our inability to provide our services and products to consumers in certain jurisdictions.

A security breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, whether by us, franchisees or our third-party service providers, could have material adverse effects on our and franchisees' business, operations, brands, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against our licenses to do business and injunctive relief by court or consent order. We maintain cyber risk insurance, but do not require franchisees to do so. In the event of a significant data security breach, our insurance may not cover all our losses that we would be likely to suffer and in addition, franchisees may not have any or adequate coverage.

Failure by us, master franchisees, franchisees or third-party service providers to comply with existing or future data privacy laws and regulations could have a material adverse effect on our business.

The collection, maintenance, use, disclosure and disposal of personally identifiable information by us, master franchisees and franchisees is regulated by federal, state and provincial governments and by certain industry groups, including the Payment Card Industry organization and the National Automated Clearing House Association. Federal, state, provincial governments and industry groups may also consider and implement from time to time new privacy and security requirements that apply to us and franchisees. Compliance with evolving privacy and security laws, requirements and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our collection, disclosure and use of personally identifiable information that is stored in one or more of our, master franchisees', franchisees' or our third-party service providers' databases.

The U.S. federal government and various state and governmental agencies have adopted or are considering adopting various laws, regulations and standards regarding the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act (the "CCPA"), which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CCPA was amended in September 2018 and November 2019, and it is possible that further amendments will be enacted, but even in its current format, it remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, California voters approved a new privacy law, the California Privacy Rights Act (the "CPRA"), in the November 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers' rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. There are many other state-based data privacy and security laws and regulations that may impact our business, including two laws that will become effective in 2023; the Colorado Privacy Act and the Virginia Consumer Data Protection Act. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects and could restrict the way services involving data are offered, all of which may adversely affect our business, results of operations, cash flows and financial condition. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject.

As we expand internationally, we may become subject to additional data privacy laws and regulations, including the European Union's General Data Protection Regulation (the "GDPR"), which went into effect in May 2018 and which imposes additional obligations on companies with respect to the processing of personal data and the cross-border transfer of such data. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. If our, master franchisees', franchisees' or service providers' privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill. While we continue to address the implications of the recent changes to European Union data privacy regulations, data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect and continued legal challenges, and our efforts to comply with the evolving data protection rules may be unsuccessful. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. Accordingly, we may be required to devote significant resources to understanding and complying with this changing landscape.

Noncompliance with privacy laws, industry group requirements or a security breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, whether by us, franchisees or our third-party service providers, could have material adverse effects on our and franchisees' business, operations, brands, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against our licenses to do business and injunctive relief by court or consent order.

Changes in legislation or requirements related to electronic funds transfer, or our or franchisees' failure to comply with existing or future regulations, may adversely impact our business, results of operations, cash flows and financial condition.

We and franchisees accept payments for our services through electronic funds transfers ("EFTs") from customers' bank accounts and, therefore, we are subject to federal, state and provincial legislation and certification requirements governing EFTs, including the Electronic Funds Transfer Act. Some states, such as New York and Tennessee, have passed or considered legislation requiring health and fitness clubs to offer a prepaid membership option at all times and/or limit the duration for which memberships can auto-renew through EFTs, if at all. Our business relies heavily on the fact that franchisees' customers continue on a month-to-month basis after the completion of any initial term requirements, and compliance with these laws and regulations and similar requirements may be onerous and expensive. In addition, variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health and fitness club statutes provide harsh penalties for violations, including membership contracts being void or voidable. Our failure to comply fully with these rules or requirements may subject us to fines, higher transaction fees, penalties, damages and civil liability and may result in the loss of our and franchisees' ability to accept EFTs, which would have a material adverse effect on our and franchisees' businesses, results of operations, cash flows and financial condition. In addition, any such costs that may arise in the future as a result of changes to such legislation and regulations or in their interpretation, could individually or in the aggregate cause us to change or limit our business practice, which may make our business model less attractive to franchisees and our and their members.

We and franchisees are subject to a number of risks related to ACH, credit card, debit card and gift card payments we accept.

We and franchisees accept payments through ACH, credit card, debit card and gift card transactions. Acceptance of these payment options subjects us and franchisees to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. For ACH, credit card and debit card payments, we and franchisees pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we or franchisees charge for our services and products, which could cause us to lose franchisees or franchisees to lose customers or suffer an increase in operating expenses, either of which could harm our business, results of operations and financial condition.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on customer satisfaction and could cause one or more of the major credit card companies to disallow continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, customers' credit cards, debit cards or bank accounts are not properly charged on a timely basis or at all, we could lose revenue, which would harm our results of operations. In addition, if we or any of our processing vendors experience a cybersecurity breach affecting data related to services provided to us, we could experience reputational damage or incur liability. Further, we and any of our processing vendors must comply with the standards set by the payment card industry ("PCI"). If we or any of our vendors fail to comply with PCI protocols, we could be subject to fines.

If we fail to adequately control fraudulent ACH, credit card and debit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher ACH, credit card and debit card related costs, each of which could adversely affect our business, results of operations, cash flows and financial condition. The termination of our ability to accept payments through ACH, credit or debit card transactions would significantly impair our and franchisees' ability to operate our businesses.

In addition, we and franchisees offer gift cards for classes at our and franchisees' studios. Certain states include gift cards under their abandoned and unclaimed property laws and require companies to remit to the state cash in an amount equal to all or a designated portion of the unredeemed balance on the gift cards based on certain card attributes and the length of time that the cards are inactive. To date we have not remitted any amounts relating to unredeemed gift cards to states based upon our assessment of applicable laws. The analysis of the potential application of the abandoned and unclaimed property laws to our gift cards is complex, involving an analysis of constitutional, statutory provisions and factual issues. In the event that one or more states change their existing abandoned and unclaimed property laws or successfully challenge our or franchisees' positions on the application of its abandoned and unclaimed property laws to gift cards, our or franchisees' liabilities with respect to unredeemed gift cards may be material and may negatively affect our and franchisees' business, results of operations, cash flows and financial condition.

Our dependence on a limited number of suppliers for certain equipment, services and products could result in disruptions to our business and could adversely affect our revenue and results of operation.

Certain equipment, services and products used in franchisees' studios, including exercise equipment and point-of-sale software and hardware, are sourced from third-party suppliers. The ability of these third-party suppliers to successfully provide reliable and high-quality equipment, services and products is subject to technical and operational uncertainties that are beyond our or franchisees' control. Any disruption to our third-party suppliers' operations could impact our supply chain and our ability to service existing studios and open new studios on time or at all and thereby generate revenue. If we lose these third-party suppliers or such suppliers encounter financial hardships unrelated to our or franchisees' demand for their equipment, services or products, we may be unable to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to new suppliers would be time consuming and expensive and may result in interruptions in our and franchisees' operations. If we should encounter delays or difficulties in securing the quantity of equipment, services and products that we or franchisees require to service existing studios and open new studios, our third-party suppliers encounter difficulties meeting our and franchisees' demands for equipment, services or products, our or franchisees' websites experience delays or become impaired due to errors in the third-party technology or there is a deficiency, lack or poor quality of equipment, services or products provided, our ability to serve franchisees and their customers, as well as to grow our brands, would be interrupted. If any of these events occur, it could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our intellectual property rights, including trademarks and trade names, may be infringed, misappropriated or challenged by others.

Our brands and related intellectual property are important to our continued success. If we were to fail to successfully protect our intellectual property rights for any reason, or if any third party misappropriates, dilutes or infringes our intellectual property, the value of our brands may be harmed, which could have an adverse effect on our business, results of operations, cash flows and financial condition. Any damage to the image of our brands or our reputation could cause sales to decline or make it more difficult to attract new franchisees and customers.

We have been and may in the future be required to initiate litigation to enforce our trademarks, service marks and other intellectual property. Third parties have and may in the future assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, which could lead to litigation against us. Litigation is inherently uncertain and could divert the attention of management, result in substantial costs and diversion of resources and could negatively affect our sales and results of operations regardless of whether we are able to successfully enforce or defend our rights.

We and franchisees are dependent on certain music licenses to permit franchisees to use music in their studios and to supplement workouts. Any failure to secure such licenses or to comply with the terms and conditions of such licenses may lead to third-party claims or lawsuits against us and/or franchisees and could have an adverse effect on our business.

We obtain, and require franchisees to obtain, certain music licenses in connection with our digital platform, for use during classes and for ambiance in our and our franchisees' studios. In some cases, we require franchisees to license rights to music included on specific playlists that we provide. If we or franchisees fail to comply with any of the obligations under such license agreements, we or franchisees may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us and franchisees to lose valuable rights, and could negatively affect our operations. Our business would suffer if any current or future licenses expire or if we or franchisees are unable to enter into necessary licenses on acceptable terms. In addition, the royalties and other fees payable by us and franchisees under these agreements could increase in the future, which could negatively affect our business.

Our quarterly results of operations and other operating metrics may fluctuate from quarter to quarter, which makes these results and metrics difficult to predict.

Our quarterly results of operations and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter. Additionally, our limited operating history makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly results of operations as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial condition and results of operations in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- franchisees' ability to maintain and attract new customers and increase their usage of their studios;

- delays in opening new studios;

- the continued market acceptance of, and the growth of the boutique fitness market;

- our ability to maintain and attract new franchisees;

- our development and improvement of the quality of the studio experience, including enhancing existing and creating new services and products;

- announcement of major corporate transaction, strategic actions or mergers and acquisitions by us or competitors;

- additions or departures of our senior management or other key personnel;

- sales, or anticipated sales, of large blocks of our stock;

- guidance, if any, that we provide to the public, as well as any changes in this guidance or our failure to meet this guidance;

- results of operations that vary from expectations of securities analysis and investors;

- issuance of new or changed securities analysts' reports or recommendations;

- system failures or breaches of security or privacy;

- seasonality;

- constraints on the availability of franchisee financing;

- our ability to maintain operating margins;

- the diversification and growth of our revenue sources;

- our successful expansion into international markets;

- increases in marketing, sales and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

- pricing pressure as a result of competition or otherwise;

- the timing and success of new product, service, feature and content introductions by us or our competitors or any other change in the competitive landscape of our market;

- the expansion of our digital platform;

- announcement by us, our competitors or vendors of significant contracts or acquisitions;

- public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

- adverse litigation judgments, settlements or other litigation-related costs, including content costs for past use;

- delays by regulators in accepting our annual FDD filing or amendments to our FDD filing;

- changes in the legislative or regulatory environment, including with respect to privacy and advertising, or enforcement by government regulators, including fines, orders or consent decrees;

- fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

- changes in our effective tax rate;

- changes in accounting standards, policies, guidance, interpretations or principles, including changes in fair value measurements or impairment charges;

- global pandemics; and

- changes in business or macroeconomic conditions, including lower consumer confidence, recessionary conditions, increased unemployment rates, or stagnant or declining wages.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our results of operations.

The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other results of operations for a particular period.

You should not rely on past increases in same store sales as an indication of our future results of operations because they may fluctuate significantly.

The level of same store sales is a significant factor affecting our ability to generate revenue. Same store sales reflect the change in period-over-period sales for North America same store base. We define the same store base to include only sales from studios in North America that have been open for at least 13 calendar months.

A number of factors have historically affected, and will continue to affect, our same store sales, including, among other factors:

- competition;

- overall economic trends, particularly those related to consumer spending;

- franchisees' ability to operate studios effectively and efficiently to meet consumer expectations;

- changes in the prices franchisees charge for memberships or classes;

- studio closures due to macro-economic conditions and industry-wide trends; and

- marketing and promotional efforts.

Therefore, the increases in historical same store sales growth should not be considered indicative of our future performance. In particular, a number of our brands have a limited number of studios operating, and the limited operating data makes it difficult to forecast results, and as a result, same store sales may differ materially from our projections.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of internet-based communication, which allow individuals access to a broad audience of consumers and other interested persons. Negative commentary about us and our brands may be posted on social media platforms or similar media at any time and may harm the image of our brands and our or franchisees' reputations or businesses. Consumers value readily available information about fitness studios and often act on such information without further investigation or regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction.

We also use social media platforms as marketing tools. For example, we maintain Facebook and Twitter accounts for us and each of our brands. As laws and regulations rapidly evolve to govern the use of these platforms and media, the failure by us, our employees, franchisees or third parties acting at our direction to abide by applicable laws and regulations in media could adversely impact our and franchisees' business, results of operations, cash flows and financial condition or subject us to fines or other penalties.

We may require additional capital to support business growth and objectives, and this capital might not be available to us on attractive terms, if at all, and may result in stockholder dilution.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next twelve months. In addition, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our services and products, develop new services and products, enhance our existing services, products and operating infrastructure and, potentially, to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could have an adverse effect on our business, results of operations, cash flows and financial condition. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our Class A common stock could suffer significant dilution, and any new shares we issue could have rights, preferences and privileges superior to those of our Class A common stock. Our outstanding credit facility includes a number of covenants that limit our and our subsidiaries' ability to, among other things, incur additional indebtedness or create liens, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Any debt financing secured by us in the future could include similar or more restrictive covenants, which may likewise limit our ability to obtain additional capital and pursue business opportunities.

We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.

As part of our business strategy, we have made and may in the future make investments in other companies. We may be unable to find suitable acquisition candidates and to complete acquisitions on favorable terms, if at all, in the future. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and any acquisitions we complete could be viewed negatively by customers or investors. Moreover, an acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations, diverting management from their primary responsibilities, subjecting us to additional liabilities, increasing our expenses and adversely impacting our business, results of operations, cash flows and financial condition. In addition, we may be exposed to additional known or unknown liabilities, including legal disputes and litigation that we assumed in connection with an acquisition, and the anticipated benefits of any acquisition, investment or business relationship may not be realized, if, for example, we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company.

To pay for any such acquisitions, we would have to use cash, incur debt or issue equity securities, each of which may affect our financial condition or the value of our capital stock, as well as result in dilution to holders of our Class A common stock. If we incur more debt, it would result in increased fixed obligations and could subject us to covenants or other restrictions that would impede our ability to manage our operations. We may also create future obligations in connection with any such acquisition. We may not be able to predict or control the timing or size of a change of control payment, which could adversely impact our results of operations, cash flows and financial condition.

If any of our retail products are unacceptable to us or franchisees' customers, our business could be harmed.

We have occasionally received, and may in the future continue to receive, shipments of retail products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future continue to receive, products that either meet our technical specifications but that are nonetheless unacceptable to us, or products that are otherwise unacceptable to franchisees' customers. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by franchisees' customers, these customers could lose confidence in the quality of our retail products, which could have an adverse effect on the image of our brands, our reputation and our results of operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, merchandise and equipment revenue, other service revenue, contract costs, business combinations, acquisition-related contingent consideration, impairment of long-lived assets, including goodwill and intangible assets and equity-based compensation. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors.

Goodwill and indefinite-lived intangible assets are a material component of our balance sheet and impairments of these assets could have a significant impact on our results.

We have recorded a significant amount of goodwill and indefinite-lived intangible assets, representing our trademarks, on our balance sheet. We test the carrying values of goodwill and indefinite-lived intangible assets for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with impairment testing could differ from future actual results of operations and cash flows. We recorded a goodwill impairment of $3.4 million related to our AKT brand in 2022. In addition, future events could cause us to conclude that the goodwill associated with a given segment, or one of our indefinite- lived intangible assets, may have become impaired. Any resulting impairment charge, although non-cash, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We have incurred substantial indebtedness which could adversely affect our financial condition and limit our ability to pursue our growth strategy.

We have a substantial amount of debt, which requires significant interest payments. As of December 31, 2022, we had total indebtedness of $137.7 million.

Our substantial level of indebtedness could adversely affect our financial condition and increase the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our other existing and any future financial obligations and contractual commitments, could have important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under our outstanding credit facility, including restrictive covenants, could result in an event of default under such facility if such obligations are not waived or amended;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other purposes;

- increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have proportionately less indebtedness;

- increase our cost of borrowing and cause us to incur substantial fees from time to time in connection with debt amendments or refinancings;

- increase our exposure to rising interest rates because a portion of our borrowings is at variable interest rates;

- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

- limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other corporate purposes.

By the nature of their relationship to our enterprise, debt holders may have different points of view on the use of company resources as compared to our management. The financial and contractual obligations related to our debt also represent a natural constraint on any intended use of company resources.

Our failure to satisfy the covenants in our credit agreement may result in events of default.

In the event that we breach one or more covenants in our credit agreement, or any future credit agreement and such breach is not waived or amended, our lenders may choose to declare an event of default and require that we immediately repay all amounts borrowed, together with accrued interest and other fees, and could also foreclose on the collateral granted to them to secure our indebtedness. In such an event, we could lose access to working capital and be unable to operate our business, which would have a material adverse effect on our business, financial condition and results of operations. In mid-March 2020, franchisees temporarily closed almost all studios system-wide as a result of the COVID-19 pandemic, and many studios remained closed throughout 2020. Due to the decreased revenue resulting from the studio closures, we exceeded the maximum total leverage ratio covenant in our prior credit agreement. In order to avoid breaching the maximum total leverage ratio covenant, we entered into an amendment to that credit agreement to increase the maximum total leverage ratio. We cannot predict future business interruptions that may occur, the nature or scope of any such interruptions or the degree to which, or the period over which, franchisees may need to close or re-close studios in the future, and there can be no assurance that in the future we will be able to satisfy the covenants under our credit agreement as a result of a business interruption or otherwise, or obtain any required waiver or amendment.

Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.

The terms of our outstanding indebtedness restrict us from engaging in specified types of transactions. These covenants restrict our ability, among other things, to:

- create, incur or assume additional indebtedness;

- encumber or permit additional liens on our assets;

- change the nature of the business conducted by XPO Holdings and certain of its subsidiaries;

- make payments or distributions to our affiliates or equity holders; and

- enter into certain transactions with our affiliates.

The covenants in our credit facility impose requirements and restrictions on our ability to take certain actions and, in the event that we breach one or more covenants and such breach is not waived, the lenders may choose to declare an event of default and require that we immediately repay all of our borrowings under the credit facility, plus certain prepayment fees, penalties and interest, and foreclose on the collateral granted to them to secure such indebtedness. Such repayment would have a material adverse effect on our business, financial condition and results of operations.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

We are a holding company and, as such, have no independent operations or material assets other than our ownership of equity interests in our subsidiaries and our subsidiaries' contractual arrangements with franchisees, and we will depend on our subsidiaries to distribute funds to us so that we may pay our obligations and expenses. Our ability to make scheduled payments on, or to refinance our respective obligations under, our indebtedness and to fund planned capital expenditures and other corporate expenses will depend on the ability of our subsidiaries to make distributions, dividends or advances to us, which in turn will depend on their future operating performance and on economic, financial, competitive, legislative, regulatory and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which they may be subject. Many of these factors are beyond our control. We can provide no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our respective obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness and fund planned capital expenditures, we must continue to execute our business strategy. If we are unable to do so, we may need to reduce or delay our planned capital expenditures or refinance all or a portion of our indebtedness on or before maturity. Significant delays in our planned capital expenditures may materially and adversely affect our future revenue prospects. In addition, we can provide no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Changes in the method for determining, and the potential replacement of, the London Interbank Offer Rate may affect our cost of borrowing.

As a result of concerns about the accuracy of the calculation of the London Interbank Offer Rate ("LIBOR"), a number of British Bankers' Association ("BBA") member banks entered into settlements with certain regulators and law enforcement agencies with respect to the alleged manipulation of LIBOR. Actions by the BBA, regulators or law enforcement agencies as a result of these or future events may result in changes to the manner in which LIBOR is determined or its discontinuation. On July 27, 2017, the Financial Conduct Authority ("FCA"), the authority that regulates LIBOR, announced that it would phase out LIBOR by the end of 2021. In March 2021, the FCA announced an extension of certain panels of LIBOR to continue until the end of June 2023. However, in November 2021, the FCA confirmed that it will prohibit the use of LIBOR in new contracts written after December 31, 2021. In the United States, the Alternative Reference Rates Committee has proposed the Secured Overnight Financing Rate ("SOFR") as an alternative to LIBOR. It is not presently known whether SOFR or any other alternative reference rates that have been proposed will attain market acceptance as replacements of LIBOR.

The interest rate payable on our borrowings under our outstanding credit facility is determined by reference to LIBOR. Potential changes or uncertainty related to such potential changes or discontinuation may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have a significant impact on the interest we are required to pay. Furthermore, although the terms of our credit facility contemplate the replacement of LIBOR with another reference rate in the event LIBOR comes into disuse, uncertainty related to such discontinuation and potential substitutes could make it difficult for us and our lenders to reach agreement on a reference rate, and any substitute reference rate could increase our cost of borrowing, any of which results could have an adverse impact on our business, financial condition, cash flows and results of operations.

Failure to obtain and maintain required licenses and permits or to comply with health and fitness regulations could lead to delays in opening studios, interruptions in services or the closure of studios, thereby harming our business.

The health and fitness market is subject to various federal, state and local government regulations, including those relating to required domestic or foreign governmental permits and approvals. Such regulations are subject to change from time to time. Our or franchisees' failure to obtain and maintain any required licenses permits or approvals could adversely affect our or franchisees' operating results. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect existing franchisees and delay or cancel the opening of new studios, which would adversely affect our results of operations.

We have a limited operating history and our past financial results may not be indicative of our future performance.

Anthony Geisler, our Chief Executive Officer and founder, acquired Club Pilates in March 2015. We were founded in August 2017 and acquired Club Pilates, our first brand, in September 2017. Our historical revenue growth should not be considered indicative of our future performance. Estimates of future revenue growth are subject to many risks and uncertainties and our future revenue may differ materially from our projections. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including market acceptance of our and franchisees' services and products, the need to increase sales at existing studios, opening new studios, increasing competition and increasing expenses as we expand our business. We cannot be sure that we will be successful in addressing these and other challenges we may face in the future, and our business may be adversely affected if we do not manage these risks.

Shifts in consumer behavior may materially adversely impact our business.

As a result of the COVID-19 pandemic and change in inflation rates, consumers may be reluctant to participate in in-person fitness classes even after governmental orders and advisories are lifted and may be particularly reluctant to participate in our brands' offerings given the small indoor spaces in which our studios operate. Moreover, consumers have been adopting in-home fitness solutions, a trend which accelerated during the COVID-19 pandemic. This trend may reduce the number of times consumers participate in in-person fitness classes in studios. Decreased consumer demand due to a general shift in consumer behavior would have an adverse impact on our and franchisees' business, financial condition and results of operations, and if future variants continue to emerge and governments continue to impose restrictions on economic activities, we may not be able to maintain our current active membership and demand levels.

Risks Related to our Convertible Preferred

The terms of our convertible preferred stock have provisions that could result in a change of control of our Board in the case of an event of default by us, including our failure to pay amounts due upon redemption of the convertible preferred stock.

The terms of our Series A Convertible preferred stock and our 6.5% Series A-1 Convertible Preferred Stock (the "Series A-1 Convertible preferred stock" and, together with our Series A Convertible preferred stock, the "Convertible Preferred") include certain negative covenants related to our ability to incur indebtedness and engage in sales of assets under circumstances, as well as requirements to pay quarterly dividends in cash or in kind and to redeem the Convertible Preferred at the option of the holder thereof beginning eight years following their issuance or upon a person or group acquiring more than 50% of our voting power. Failure by us to satisfy any of the foregoing will result in an event of default with respect to the Convertible Preferred that would entitle the holders of the Convertible Preferred to require us to mandatorily redeem the Convertible Preferred at the mandatory redemption price, plus an applicable premium. If the Company fails to complete a required mandatory redemption within 30 days of the underlying requirement or demand for such redemption and so long as such event of default with respect to such mandatory redemption is continuing, the holders of the Convertible Preferred shall have the right: (i) to immediately appoint one additional individual to our board of directors, (ii) to, after such event of default has continued for six months, appoint an additional number of individuals to our board of directors such that the holders of the Convertible Preferred have the right to appoint not less than 25% of the directors to our board of directors and (iii) after such event of default has been continuing for a year, appoint an additional number of individuals to our board of directors such that the holders of the Convertible preferred have the right to appoint not less than a majority of the directors to our board of directors. This right exists so long as the Preferred Investors continue to hold at least 50% of the Convertible Preferred." This right exists only in respect of shares of our Convertible Preferred and so long as any of the Preferred Investors hold any shares of our Convertible Preferred but generally does not travel to transferees of the Convertible Preferred. In the event that Preferred Investors had this right they could exercise it in a manner that is not consistent with the interests of holders of our Class A common stock and may have us engage in transactions which may not necessarily be consistent with the views of our other directors or our Class A stockholders. If they assumed control of our board of directors, it would also likely result in the acceleration of other indebtedness of ours, and we may not have the ability to repay that indebtedness at that time.

The Convertible Preferred impacts our ability to pay dividends on our Class A common stock and imposes certain negative covenants on us.

The terms of the Convertible Preferred require that we pay a quarterly cash dividend of 6.5% on the outstanding Convertible Preferred or increase the liquidation preference (the "PIK Coupon") thereof at a rate of 7.5% in lieu of cash dividends. We may not pay dividends to holders of our Class A common stock unless we have made all of the requisite dividend payments in cash to holders of our Convertible Preferred or adjust the liquidation preference through the PIK Coupon. Even if we have made such dividend payments or adjustments, dividend payments to holders of our common stock will result in anti-dilution adjustments to the conversion price of the Convertible Preferred, and should we make cash dividend payments in excess of 6.5% in any twelve-month period to holders of our common stock, the holders of the Convertible Preferred would participate ratably in that dividend. Our Credit Agreement provides that we may not pay cash dividends. However, we received a waiver from our lenders to make cash dividend payments on the Convertible Preferred, which became effective at the closing of the IPO. If we elect or are otherwise required by a subsequent lender to pay dividends on the Convertible Preferred in the form of additional shares of Convertible Preferred, the liquidation preference of the Convertible Preferred would increase over time and the holders of the Convertible Preferred would have an increasing voting and economic interest in us, thereby diluting holders of our Class A common stock. The Convertible Preferred also contains provisions that limit our ability to sell assets, incur debt and repurchase our common stock.

The Convertible Preferred ranks senior to the Class A common stock.

The Convertible Preferred ranks senior to the Class A common Stock. Accordingly, in the event of our liquidation or dissolution in bankruptcy or otherwise, the holders of the Convertible Preferred would receive their liquidation preference (initially $200 million and increasing over time with respect to accrued and unpaid dividends, if any) prior to any distribution being available to holders of our Class A common stock.

Risks Related to Our Organizational Structure

We are a holding company and our principal asset is our 56% ownership interest in XPO Holdings, and we are accordingly dependent upon distributions from XPO Holdings to pay dividends, if any, and taxes, make payments under the TRA and pay other expenses.

We are a holding company and our principal asset is our direct and indirect ownership of 56% of the outstanding LLC Units. We have no independent means of generating revenue. XPO Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to U.S. federal income tax. Instead, the taxable income of XPO Holdings will be allocated to holders of Preferred Units and LLC Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of XPO Holdings. We will also incur expenses related to our operations and will have obligations to make payments under the TRA. As the managing member of XPO Holdings, we intend to cause XPO Holdings to make distributions to the holders of LLC Units and us, or, in the case of certain expenses and distributions in respect of the Preferred Units, payments to us, in amounts sufficient to (i) permit us to pay all applicable taxes payable by us and the holders of LLC Units, (ii) allow us to make any payments required under the TRA we entered into as part of a series of transactions to implement an internal reorganization, (the "Reorganization Transactions") in connection with the IPO, (iii) fund dividends to our stockholders, including in respect of the Convertible Preferred, in accordance with our dividend policy, to the extent that our board of directors declares such dividends and (iv) pay our expenses.

Deterioration in the financial conditions, earnings or cash flow of XPO Holdings and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that we need funds and XPO Holdings is restricted from making such distributions to us under applicable law or regulation, as a result of covenants in its debt agreements or otherwise, we may not be able to obtain such funds on terms acceptable to us, or at all, and, as a result, could suffer a material adverse effect on our liquidity and financial condition.

In certain circumstances, XPO Holdings will be required to make distributions to us and the other holders of LLC Units, and the distributions that XPO Holdings will be required to make may be substantial.

Under the Limited Liability Company Agreement of XPO Holdings, XPO Holdings will generally be required from time to time to make pro rata distributions in cash to us and the other holders of LLC Units at certain assumed tax rates in amounts that are intended to be sufficient to cover the taxes on our and the other LLC Unit holders' respective allocable shares of the taxable income of XPO Holdings. We will also receive tax distributions equal to our anticipated tax liability in respect of distributions on our Preferred Units. As a result of (i) potential differences in the amount of net taxable income allocable to us and the other LLC Unit holders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate, based on the tax rate applicable to individuals, in calculating XPO Holdings' distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the TRA. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, repurchases of our Class A common stock, the payment of obligations under the TRA and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of LLC Units for shares of Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to XPO Holdings, holders of LLC Units would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their LLC Units.

Continuing Pre-IPO LLC Members hold a significant voting power and their interests in our business may be different than yours.

Our Continuing Pre-IPO LLC Members control approximately 42% of the combined voting power of our Class A and Class B common stock as of February 24, 2023.

Because the Continuing Pre-IPO LLC Members hold a significant voting and economic interest in our business through XPO Holdings rather than through XPO Inc., they may have conflicting interests with holders of shares of our Class A common stock. For example, the Continuing Pre-IPO LLC Members may have a different tax position from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the TRA that we entered into in connection with the IPO, and whether and when we should undergo certain changes of control for purposes of the TRA or terminate the TRA. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. Pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the Internal Revenue Service, or IRS, makes audit adjustments to XPO Holdings' federal income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from XPO Holdings. If, as a result of any such audit adjustment, XPO Holdings is required to make payments of taxes, penalties and interest, XPO Holdings' cash available for distributions to us may be substantially reduced. These rules are not applicable to XPO Holdings for tax years beginning on or prior to December 31, 2017. In addition, the Continuing Pre-IPO LLC Members' significant ownership in us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

We will be required to pay the TRA parties for certain tax benefits we may receive, and the amounts we may pay could be significant.

In connection with the Reorganization Transactions and IPO, we acquired certain favorable tax attributes from Rumble Holdings LLC and H&W Investco Blocker II, LP (the "Blocker Companies") in the mergers of the Blocker Companies with and into XPO Inc. (the "Mergers"), and in connection with the contribution of LLC Units by certain equity holders of XPO Holdings to XPO Inc. in exchange for shares of Class A common stock (the "IPO Contribution"), the redemption of Class A-5 Units of XPO Holdings in connection with the IPO (the "Class A-5 Unit Redemption"), and acquisitions by XPO Fitness, Inc. of LLC Units from certain Continuing Pre-IPO LLC Members in connection with the IPO. In addition, future taxable redemptions or exchanges by Continuing Pre-IPO LLC Members of LLC Units for shares of our Class A common stock or cash, and other transactions described herein are expected to result in favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

Upon the completion of the IPO, we entered into a tax receivable agreement (the "TRA"), pursuant to which we are generally required to pay to the Continuing Pre-IPO LLC Members, the owners of the Blocker Companies and any future party to the TRA (the "TRA parties") in the aggregate 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) certain favorable tax attributes we acquired from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies' allocable share of existing tax basis), (ii) increases in our allocable share of existing tax basis and tax basis adjustments that resulted or may result from (x) the IPO Contribution, the Class A-5 Unit Redemption, and the purchase of LLC Units from Continuing Pre-IPO LLC Members in the IPO, (y) future taxable redemptions and exchanges of LLC Units by Continuing Pre-IPO LLC Members, and (z) certain payments made under the TRA, and (iii) deductions in respect of interest under the TRA. These payment obligations are obligations of XPO Fitness, Inc. and not of XPO Holdings.

The payments we will be required to make in respect of the past and possible future transactions described above under the TRA may be substantial. The actual tax basis adjustments that may result from future taxable redemptions or exchanges of LLC Units, as well as the amount and timing of the payments we are required to make under the TRA will depend on a number of factors, including the market value of our Class A common stock at the time of any such future redemptions or exchanges, the prevailing federal tax rates applicable to us over the life of the TRA (plus the assumed combined state and local tax rate) and the amount and timing of the taxable income that we generate in the future.

Payments under the TRA will be based on the tax reporting positions we determine, and the IRS or another tax authority may challenge all or a part of the existing tax basis, tax basis increases, NOLs or other tax attributes subject to the TRA, and a court could sustain such challenge. The TRA parties will not reimburse us for any payments previously made if such tax basis, NOLs or other tax benefits are subsequently challenged by a tax authority and are ultimately disallowed, except that any excess payments made to a TRA party will be netted against future payments otherwise to be made to such TRA party under the TRA, if any, after our determination of such excess. In addition, the actual state or local tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the TRA, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the TRA. In both such circumstances, we could make payments under the TRA that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity. The TRA provides that (1) in the event that we breach any of our material obligations under the TRA or (2) if, at any time, we elect an early termination of the TRA, our obligations under the TRA (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA. The TRA also provides that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, our or our successor's obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the TRA. As a result, upon a change of control, we could be required to make payments under the TRA that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

The change of control provisions in the TRA may result in situations where the Pre-IPO LLC Members have interests that differ from or are in addition to those of our other stockholders.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the TRA depends on the ability of XPO Holdings to make distributions to us. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Risks Related to Our Class A Common Stock

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may deter third parties from acquiring us and diminish the value of our Class A common stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide for, among other things:

- a classified board of directors with staggered three-year terms;

- the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control;

- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

- certain limitations on convening special stockholder meetings; and

- certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws that may be amended only by the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of our stock entitled to vote thereon, voting together as a single class.

In addition, while we have opted out of Section 203 of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

- prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

- at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of the votes of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, "voting stock" means any class or series of stock entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation provides that H&W Franchise Holdings, LLC, their respective affiliates and any of their respective direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute "interested stockholders" for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

These provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by applicable law, the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, agents or trustees to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. The foregoing provision will not apply to claims arising under the Securities Act of 1933, as amended, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. If any court of competent jurisdiction were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations, cash flows and financial condition.

Directors, officers, stockholders and affiliates of the Preferred Investors and Snapdragon Capital Partners may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders' interests.

Directors, officers, stockholders and affiliates of the Preferred Investors and Snapdragon Capital Partners, an affiliate of Mr. Grabowski, a member of our board of directors, may hold (and may from time to time in the future acquire) interests in or provide advice to businesses that may directly or indirectly compete with our business. They may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of "corporate opportunity" will not apply to directors, officers, stockholders and affiliates of the Preferred Investors and Snapdragon Capital Partners.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an "emerging growth company" as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict whether our reliance on these exemptions will result in investors finding our Class A common stock less attractive. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our Class A common stock price may be more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company."

As a publicly-traded company, we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements is time-consuming and causes us to incur increased costs and could have a negative effect on our results of operations, financial condition or business.

As a public company, we are subject to the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the rules of the NYSE. Compliance with these requirements places a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we implement and maintain effective disclosure controls and procedures and internal controls over financial reporting. To implement, maintain and improve the effectiveness of our disclosure controls and procedures, we have committed significant resources, hired additional staff and provided additional management oversight. We have implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also requires us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our results of operations, financial condition or business.

As an "emerging growth company" as defined in the JOBS Act, we take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may also delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, as permitted by the JOBS Act.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the Commission following the date we are no longer an "emerging growth company" as defined in the JOBS Act.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Our failure to establish and maintain effective internal controls over financial reporting could have a material adverse effect on our business and stock price.

As a public company, we are subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal controls over financial reporting. In addition, as a public company, we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal controls over financial reporting. Section 404(a) of the Sarbanes-Oxley Act ("Section 404(a)") requires, management to assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act ("Section 404(b)") requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an "emerging growth company." In order to comply with these rules, we expect to incur additional expenses and devote increased management effort. There is no assurance that material weaknesses or significant deficiencies will not occur in the future and that we will be able to remediate such weaknesses or deficiencies in a timely manner. If we fail to remediate any future material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of Class A common stock, Class B common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. In addition, the Continuing Pre-IPO LLC Members will have certain demand registration rights that could require us in the future to file registration statements in connection with sales of our stock by them. Such sales could be significant. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described above. For example, we have recently filed a registration statement on Form S-3 to register the resale of an aggregate of 20,065,479 shares of our Class A common stock by certain major stockholders of the Company. As restrictions on resale end, the market price of our Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our Class A common stock adversely, our stock price and trading volume could decline.

The trading market for our Class A common stock is and will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our Class A common stock or describe us or our business in a negative manner, the price of our Class A common stock would likely decline. If one or more of these analysts cease coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline. In addition, if we fail to meet the expectations and forecasts for our business provided by securities analysts, the price of our Class A common stock could decline.

General Risks

We may face exposure to foreign currency exchange rate fluctuations.

While we have historically transacted in U.S. dollars, we have transacted in some foreign currencies, such as the Canadian and Australian Dollar, and may transact in more foreign currencies in the future. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our Class A common stock could be lowered. We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.

Failure to comply with anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We currently have franchised studios in Canada, signed master franchise agreements governing the development of franchised studios in Australia, New Zealand, Singapore, Saudi Arabia, Kuwait, Japan, Spain, Portugal, South Korea, Mexico, and the United Kingdom entered into international expansion agreements in Dominican Republic, Austria and Germany and plan to continue to grow internationally. As we operate and expand globally, we may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the U.S. Foreign Corrupt Practices Act (the "FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other applicable anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, franchisees, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, results of operations, cash flows and financial condition.

Our employees, contractors, franchisees and agents may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, results of operations and prospects.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations, cash flows and financial condition. In addition, responding to any enforcement action may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees.

Our and franchisees' businesses are subject to the risk of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.

Our and franchisees' businesses are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, terrorist attacks, acts of war, break-ins and similar events. The third-party systems and operations and suppliers we rely on are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire or flood, could have an adverse effect on our and franchisees' business, results of operations, cash flows and financial condition, and our and franchisees' insurance coverage may be insufficient to compensate us and franchisees for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our, franchisees' or our suppliers' businesses or the economy as a whole.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our business, results of operations, cash flows and financial condition.

We are subject to income taxes in the United States and Canada, and our domestic and foreign tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;

- expected timing and amount of the release of any tax valuation allowances;

- tax effects of stock-based compensation;

- costs related to intercompany restructurings;

- changes in tax laws, regulations or interpretations thereof;

- lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates; or

- higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state and foreign authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

Our corporate headquarters are located in Irvine, California, where we lease approximately 35,000 square feet of office space pursuant to a lease agreement which expires in 2032. We lease approximately 6,800 square feet for our digital platform production studio. Prior to September 2022, we leased our digital platform production studio from Von Karman Production LLC, which was owned by Mr. Geisler, our Chief Executive Officer and founder. In September 2022, Mr. Geisler sold the building to an unaffiliated third party. The Company entered into a building lease with the new owner, which expires in 2027. We also lease two Club Pilates training locations, one in Atlanta, Georgia and one in Costa Mesa, California. These leases expire in October 2024 and November 2023, respectively. In addition, we also lease approximately 55,000 square feet of warehouse space in Tustin, CA, which lease expires in 2027. We believe that our existing facilities are adequate to meet our business requirements for the near-term and that additional space will be available on commercially reasonable terms, if required.

We operated 55 company-owned transition studios in leased properties as of December 31, 2022. While operating studios is not a component of our business model, we currently hold a small number of strategic transition studios as, on occasion, we take ownership of such studios for a limited time while facilitating the transfer of these studios to new or existing franchisees.

Our franchisees own studios or directly lease from a third-party. We have not historically owned or entered into leases for franchise studios and generally do not guarantee franchisees' lease agreements, although, we have done so in a few certain instances and may do so from time to time.

Item 3. Legal Proceedings.

The information set forth in Note 17 "Contingencies and Litigation" in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Class A Common Stock

Shares of our Class A common stock trade on the NYSE under the symbol "XPOF."

Holders of Record

As of February 24, 2023, there were 22 holders of record of our Class A common stock. A substantially greater number of holders of our Class A common stock are held in "street name" and held of record by banks, brokers and other financial institutions. As of February 24, 2023, there were 20 holders of record of our Class B common stock. All shares of Class B common stock are owned by current or former directors and management of the Company or former owners of businesses we acquired, and there is no public market for these shares.

Dividend Policy

We do not currently pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends on shares of our Class A common stock will be at the sole discretion of our board of directors, which may take into account general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our board of directors may deem relevant.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto and the other financial information included elsewhere in this Annual Report on Form 10-K. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in the section titled "Risk Factors."

Xponential Fitness LLC ("XPO LLC"), the principal operating subsidiary of Xponential Fitness, Inc. (the "Company" or "XPO Inc."), is the largest global franchisor of boutique fitness brands. On July 23, 2021, the Company completed an initial public offering ("IPO") of 10,000,000 shares of Class A common stock at an initial public offering price of $12.00 per share. Pursuant to a reorganization into a holding company structure, the Company is a holding company with its principal asset being a 56% ownership interest in XPO LLC through its ownership interest in Xponential Intermediate Holdings, LLC ("XPO Holdings"). Information for any period prior to July 23, 2021 relates to XPO LLC.

We operate a diversified platform of ten brands spanning across verticals including Pilates, indoor cycling, barre, stretching, rowing, dancing, boxing, running, functional training and yoga. XPO LLC franchisees offer energetic, accessible, and personalized workout experiences led by highly qualified instructors in studio locations across 48 U.S. states, the District of Columbia and Canada and through master franchise or international expansion agreements in 14 additional countries. The Company's portfolio of brands includes Club Pilates, the largest Pilates brand in the United States; CycleBar, the largest indoor cycling brand in the United States; StretchLab, a concept offering one-on-one and group stretching services; Row House, the largest franchised indoor rowing brand in the United States; AKT, a dance-based cardio workout combining toning, interval and circuit training; YogaSix, the largest franchised yoga brand in the United States; Pure Barre, a total body workout that uses the ballet barre to perform small isometric movements, and the largest Barre brand in the United States; Stride, a treadmill-based cardio and strength training concept; Rumble, a boxing-inspired full-body workout; and BFT, a functional training and strength-based program.

As of December 31, 2022, 2,329 studios were open in North America, and franchisees were contractually committed to open an additional 1,939 studios under existing franchise agreements. In addition, as of December 31, 2022, we had 312 studios open internationally, and our master franchisees were contractually obligated to sell licenses to franchisees to open an additional 1,094 new studios, of which master franchisees have sold 236 licenses for studios not yet opened as of December 31, 2022.

In the years ended December 31, 2022 and 2021, we generated revenue outside the United States of $12,823 and $2,741, respectively. No franchisee accounted for more than 5% of our revenue. We operate in one segment for financial reporting purposes.

Highlights of our platform's recent financial results and growth include:

- increased the number of global open studios from 1,082 as of December 31, 2018 to 2,641 as of December 31, 2022, representing a compound annual growth rate ("CAGR") of 25% and increased the number of global open studios from 2,130 as of December 31, 2021 to 2,641 as of December 31, 2022;

- increased cumulative global franchise licenses sold from 2,132 as of December 31, 2018 to 5,450 as of December 31, 2022, representing a CAGR of 26%, and increased global franchise licenses sold from 4,424 as of December 31, 2021 to 5,450 as of December 31, 2022. As of December 31, 2022, franchisees were contractually obligated to open an additional 1,939 studios in North America. In addition, as of December 31, 2022, we had 312 studios open internationally and master franchisees were contractually obligated to sell licenses to franchisees to open an additional 1,094 studios, of which master franchisees have sold 236 licenses for studios not yet opened as of December 31, 2022;

- generated system-wide sales of $1,033 million and $710 million in 2022 and 2021, respectively;

- experienced an increase in same store sales of 25% for the year ended December 31, 2022 from the prior year, compared to an increase in same store sales of 41% for the year ended December 31, 2021;

- generated run-rate AUV of $522 thousand and $446 thousand in 2022 and 2021, respectively;

- acquired certain assets and rights to two additional brands in 2021;

- acquired all rights, titles, and interests in and to the BodyFit trademark in the United States in 2022;

- completed an IPO of 10,000,000 shares of Class A common stock and sold an additional 904,000 shares upon exercise of underwriter's option to purchase additional shares in 2021;

- Entered into an exclusive partnership with Princess Cruises to offer in-studio classes onboard each of Princess' 15 ship fleet and to make available on-demand and live-streamed classes across Princess' more than 23,000 staterooms onboard;

- Debuted on lululemon Studio, lululemon's smart home gym offering, across four of our brands with over 10,000 on-demand and live-streamed classes; and

- completed a private sale of Series A Convertible Preferred Stock to certain institutional investors with gross proceeds of $200 million in 2021.

All metrics above are presented on an adjusted basis to reflect historical information of the brands we acquired and therefore includes time periods during which certain of the brands were operated by our predecessors. We acquired Club Pilates and CycleBar in September 2017, StretchLab in November 2017, Row House in December 2017, AKT in March 2018, YogaSix in July 2018, Pure Barre in October 2018, Stride in December 2018, Rumble in March 2021 and BFT in October 2021.

Following the significant disruption to the global fitness industry caused by the COVID-19 pandemic in 2020 and through most of 2021, we took ownership of a greater number of studios than we would expect to hold in the normal course of our business. We are in the process of reselling the licenses for these studios to new or existing franchisees ("company-owned transition studios") as operating studios is not a component of our business model. However, we may not be able to do so and we may choose to close some or all such studios to the extent they are not profitable for an extended period of time and could incur charges in connection therewith for asset impairment and lease termination, employee severance and related matters, which could adversely affect our business, results of operations, cash flows and financial condition. See Note 3 of Notes to Consolidated Financial Statements for additional information.

Rumble Acquisition

On March 24, 2021, H&W Franchise Holdings LLC (parent entity prior to the IPO) entered into a contribution agreement with Rumble Holdings LLC, Rumble Parent LLC and Rumble Fitness LLC to acquire certain rights and intellectual property of Rumble Fitness LLC ("Rumble"), to be used by H&W Franchise Holdings LLC in connection with the franchise business under the "Rumble" trade name. Pursuant to this agreement, Rumble became a direct subsidiary of Rumble Parent LLC, which is owned by Rumble Holdings LLC, and H&W Franchise Holdings LLC acquired certain rights and intellectual property of Rumble Holdings LLC, which beneficially held all of the issued and outstanding membership interests of Rumble. As consideration, H&W Franchise Holdings, LLC (i) issued Class A Units equivalent to 1,300,032 shares of XPO Inc. Class A common stock to Rumble Holdings LLC, (ii) issued Class A Units equivalent to 2,024,445 shares of XPO Inc. Class A common stock to Rumble Holdings LLC, which are subject to vesting and forfeiture as provided in the contribution agreement and (iii) assumed and discharged any liabilities arising from and after the closing date under the assigned contracts and acquired assets. H&W Franchise Holdings, LLC then contributed the Rumble assets to H&W Intermediate Holdings, LLC, which then immediately contributed the Rumble assets to XPO LLC. As a result of this transaction, Rumble became a holder of 5% or more of the equity interests of H&W Franchise Holdings LLC.

Prior to the vesting and/or forfeiture of certain equity instruments issued to Rumble Holdings LLC, the instruments will be treated as a liability on our balance sheet instead of equity and will therefore be subject to a subsequent quarterly fair value remeasurement on a mark-to-market basis as a derivative liability. As a result, fluctuations in these quarterly liability valuations will impact our financial results following the IPO in accordance with movements in our stock price, and the related valuation of the derivative liability that we will be required to make on a quarterly basis. See Note 3 of Notes to Consolidated Financial Statements for additional information.

BFT Acquisition

On October 13, 2021, the Company entered into an Asset Purchase Agreement ("APA") with GRPX Live Pty Ltd., an Australian corporation, and its affiliates (the "Seller") whereby the Company acquired certain assets relating to the concept and brand known as BFT™. Assets acquired include franchise rights, brand, intellectual property and the rights to manage and license the franchise business (the "Franchise System"). The Company also assumed certain contingent liabilities associated with the purchased assets and provided certain indemnifications to the Seller. This acquisition is expected to enhance the Company's franchise offerings and provide a platform for future growth, which the Company believes is complementary to its portfolio of franchises.

Consideration for the transaction included cash of $60.0 million AUD ($44.3 million USD based on the currency exchange rate as of the purchase date). In addition, the Company agreed to pay contingent consideration to the Seller consisting of quarterly cash payments based on the sales of the Franchise System and equipment packages in the United States and Canada, as well as a percentage of royalties collected by the Company, provided that aggregate minimum payments of $5.0 million AUD (approximately $3.7 million USD based on the currency exchange rate as of the purchase date) are required to be paid to the Seller for the two-year period ending December 31, 2023 and the aggregate amount of such payments for the two-year period ending December 31, 2023 is subject to a maximum of $14.0 million AUD (approximately $10.3 million USD based on the currency exchange rate as of the purchase date). Based on the purchase price allocation, the Company has determined that the fair value of the estimated contingent consideration liability as of the acquisition date is $9.4 million and is recorded in accrued expenses and contingent consideration from acquisitions in the consolidated balance sheets. During the year ended December 31, 2022, the Company paid $2.2 million of contingent consideration.

In addition, the Company entered into a Master Franchise Agreement ("MFA") with an affiliate of the Seller (the "Master Franchisee"), pursuant to which the Company granted the Master Franchisee the master franchise rights for the BFT™ brands in Australia, New Zealand and Singapore. In exchange, the Company will receive certain fees and royalties, including a percentage of the revenue generated by the Master Franchisee under the MFA. The MFA contains an option for the Company to repurchase the master franchise rights granted under the MFA in either 2023 or 2024 at a purchase price based on the Master Franchisee's EBITDA. If the Company (or a designee of the Company) does not exercise the option pursuant to the terms of the MFA, then the Company might be required to pay a cancellation fee to the Master Franchisee which might be material to the Company. If the Master Franchisee rejects an offer to repurchase the franchise rights, then the cancellation fee is not required to be paid.

At the acquisition date, there were certain claims and lawsuits against the Seller for which the Company has agreed to indemnify the Seller. The claims and lawsuits relate to alleged patent and trademark infringements. Plaintiff alleges that plaintiff has suffered, and is likely to continue to suffer, loss and damage due to breach of the patents by the Seller and is seeking damages or in the alternative an account of profits. The Seller has filed a cross-claim alleging that the defendant's two Australian patents are, and always have been, invalid and that they should be revoked. The court in Australia held a trial in December 2020, and on February 14, 2022, the court issued a decision holding that the Plaintiff's claims of infringement were invalid and that even if they were valid, the Seller did not infringe upon these patents and trademarks. In addition, the Plaintiff has brought related claims for patent infringement against the Seller in the United States District Court for Delaware, and these actions are currently pending. See Note 3 of Notes to Consolidated Financial Statements for additional information.

Factors Affecting Our Results of Operations

In addition to the impact of the risks described above, we believe that the most significant factors affecting our results of operations include:

- *Licensing new qualified franchisees, selling additional licenses to existing franchisees and opening studios.* Our growth depends upon our success in licensing new studios to new and existing franchisees. We believe our success in attracting new franchisees and attracting existing franchisees to invest in additional studios has resulted from our diverse offering of attractive brands, corporate level support, training provided to franchisees and the opportunity to realize attractive returns on their invested capital. We believe our significant investments in centralized systems and infrastructure help support new and existing franchisees. To continue to attract qualified new franchisees, sell additional studios to existing franchisees and assist franchisees in opening their studios, we plan to continue to invest in our brands to enable them to deliver positive consumer experiences and in our integrated services at the brand level to support franchisees.

- *Timing of studio openings.* Our revenue growth depends to a significant extent on the number of studios that are open and operating. Many factors affect whether a new studio will be opened on time, if at all, including the availability and cost of financing, selection and availability of suitable studio locations, delays in hiring personnel as well as any delays in equipment delivery or installation. To the extent franchisees are unable to open new studios on the timeline we anticipate, or at all, we will not realize the revenue growth that we expect. We believe our investments in centralized systems and infrastructure, including real estate site selection, studio build-out and design assistance help enable franchisees to open studios in a timely manner, and we plan to continue to invest in our systems to continue to provide assistance during the opening process.

- *Increasing same store sales.* Our long-term revenue prospects are driven in part by franchisees' ability to increase same store sales (discussed below). Several factors affect our same store sales in any given period, including the number of stores that have been in operation for a significant period of time, growth in total memberships and marketing and promotional efforts. We expect to continue to seek to grow same store sales and AUVs by helping franchisees acquire new members, increase studio utilization and drive increased spend from consumers. We also intend to expand ancillary revenue streams, such as our digital platform offerings and retail merchandise.

- *International and domestic expansion.* We continue to invest in increasing the number of franchisees outside of North America. We have developed strong relationships and executed committed development contracts with master franchisees to propel our international growth. We plan to continue to invest in these relationships and seek new relationships and opportunities, including through acquisitions and partnerships, in countries that we have targeted for expansion. In the U.S., we may from time to time consider acquisition of and partnership with certain complimentary assets or businesses that can enhance and expand our brands and operations.

- *Demand and competition for consumer income*. Our revenue and future success will depend in part on the attractiveness of our brands and the services provided by franchisees relative to other fitness and entertainment options available to consumers. Our franchisees' AUVs are dependent upon the performance of studios and may be impacted by reduced capacity as a result of various factors, including the COVID-19 pandemic and shifting consumer demand and behavior for fitness services. Macroeconomic factors such as inflation and recession, and economic factors affecting a particular geographic territory, may also increase competition for discretionary income, impact the returns generated by franchisees and therefore impact our operating results.

Key Performance Indicators

In addition to our financial statements prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), we regularly review the following key metrics to measure performance, identify trends, formulate financial projections, compensate our employees, and monitor our business. While we believe that these metrics are useful in evaluating our business, other companies may not use similar metrics or may not calculate similarly titled metrics in a consistent manner.

The following table sets forth our key performance indicators for the years ended December 31, 2022, 2021 and 2020:

| | Years Ended December 31, | | |
	2022	2021	2020
	($ in thousands)		
System-wide sales	$ 1,033,240	$ 709,657	$ 442,732
Number of new studio openings globally, net	511	334	286
Number of studios operating globally (cumulative total as of period end)	2,641	2,130	1,796
Number of licenses sold globally (cumulative total as of period end)[1]	5,450	4,424	3,469
Number of licenses contractually obligated to open internationally (cumulative total as of period end)	1,094	956	686
AUV (LTM as of period end)	$ 494	$ 394	$ 283
AUV (run-rate)	$ 522	$ 446	$ 287
Same store sales	25%	41%	(34%)
Adjusted EBITDA[2]	$ 74,252	$ 27,323	$ 9,807

(1) Global franchise licenses sold are presented gross of terminations.

(2) The definition of "adjusted EBITDA" and a detailed reconciliation of adjusted EBITDA are set forth below under the section entitled "Non-GAAP Financial Measures".

The following table presents additional information related to our studio and license key performance indicators for the years ended December 31, 2022, 2021 and 2020:

| | Year Ended December 31, | | |
| | 2022 | | |
	North America	International	Global
Open Studios:			
Open studios (beginning of period)	1,954	176	2,130
New studio openings, net	375	136	511
Open studios (end of period)	2,329	312	2,641
Franchise Licenses Sold: [1]			
Franchise licenses sold (total beginning of period)	4,062	362	4,424
New franchise license sales	806	220	1,026
Franchise licenses sold (total end of period)	4,868	582	5,450
Studios Obligated to Open Internationally under MFAs:			
Gross studios obligated to open under MFAs			1,406
Less: studios opened under MFAs			312
Remaining studios obligated to open under MFAs			1,094
Licenses sold by master franchisees, net [2]			236

| | Year Ended December 31, | | |
| | 2021 | | |
	North America	International	Global
Open Studios:			
Open studios (beginning of period)	1,714	82	1,796
New studio openings, net	240	94	334
Open studios (end of period)	1,954	176	2,130
Franchise Licenses Sold: [1]			
Franchise licenses sold (total beginning of period)	3,275	194	3,469
New franchise license sales	787	168	955
Franchise licenses sold (total end of period)	4,062	362	4,424
Studios Obligated to Open Internationally under MFAs:			
Gross studios obligated to open under MFAs			1,132
Less: studios opened under MFAs			176
Remaining studios obligated to open under MFAs			956
Licenses sold by master franchisees, net [2]			184

| | Year Ended December 31, | | |
| | 2020 | | |
	North America	International	Global
Open Studios:			
Open studios (beginning of period)	1,472	38	1,510
New studio openings, net	242	44	286
Open studios (end of period)	1,714	82	1,796
Franchise Licenses Sold: [1]			
Franchise licenses sold (total beginning of period)	3,010	109	3,119
New franchise license sales	265	85	350
Franchise licenses sold (total end of period)	3,275	194	3,469
Studios Obligated to Open Internationally under MFAs:			
Gross studios obligated to open under MFAs			768
Less: studios opened under MFAs			82
Remaining studios obligated to open under MFAs			686
Licenses sold by master franchisees, net [2]			110

(1) Global franchise licenses sold are presented gross of terminations.

(2) Reflects the number of licenses for studios which have already been sold, but not yet opened, by master franchisees under master franchise agreements, net of terminations.

All metrics above, other than adjusted EBITDA, are presented on an adjusted basis to reflect historical information of Rumble and BFT prior to the acquisition by the Company in March and October 2021, respectively. All references to these metrics in this Form 10-K use this same basis of reporting.

System-Wide Sales

System-wide sales represent gross sales by all studios in North America. System-wide sales includes sales by franchisees that are not revenue realized by us in accordance with GAAP. While we do not record sales by franchisees as revenue, and such sales are not included in our consolidated financial statements, this operating metric relates to our revenue because we receive approximately 7% and 2% of the sales by franchisees as royalty revenue and marketing fund revenue, respectively. We believe that this operating measure aids in understanding how we derive our royalty revenue and marketing fund revenue and is important in evaluating our performance. System-wide sales growth is driven by new studio openings and increases in same store sales. Management reviews system-wide sales weekly, which enables us to assess changes in our franchise revenue, overall studio performance, the health of our brands and the strength of our market position relative to competitors.

Number of New Studio Openings

The number of new studio openings reflects the number of studios opened during a particular reporting period, net of studios no longer operating in the system. We consider a new studio to be open once the studio begins offering classes. Opening new studios is an important part of our growth strategy. New studios may not generate material revenue in the early period following an opening and their revenue may not follow historical patterns. Management reviews the number of new studio openings in order to help forecast operating results and to monitor studio opening processes.

Number of Studios Operating

In addition to the number of new studios opened during a period, we track the number of total studios operating at the end of a reporting period. We view this metric on a net basis to take account of any studios that may have closed during the reporting period. While nearly all our franchised studios are licensed to franchisees, from time to time we operate a limited number of company-owned transition studios (typically as we take possession of a studio following a franchisee ceasing to operate it and as we prepare it to be licensed to a new franchisee). Management reviews the number of studios operating at a given point in time in order to help forecast system-wide sales, franchise revenue and other revenue streams.

Licenses Sold

The number of licenses sold in North America and globally reflect the cumulative number of licenses sold by us (or, outside of North America, by our master franchisees), since inception through the date indicated. Licenses contractually obligated to open refer to licenses sold net of opened studios and terminations. Licenses contractually obligated to be sold internationally reflect the number of licenses that master franchisees are contractually obligated to sell to franchisees to open internationally that have not yet opened as of the date indicated. The number of licenses sold is a useful indicator of the number of studios that have opened and that are expected to open in the future, which management reviews in order to monitor and forecast our revenue streams. Of the franchisees that opened their first studio in 2019, on average it took approximately 12.2 months from signing the franchise agreement to open. The length of time increased during 2020 and 2021 due to COVID-related opening restrictions. Of the franchisees that entered into the system in 2021 or later and opened their first studio in 2022, on average it took approximately 10.5 months from signing the franchise agreement to open a studio. Management also reviews the number of licenses sold globally and the number of licenses contractually obligated to open internationally in order to help forecast studio growth and system-wide sales.

Average Unit Volume

Average Unit Volume ("AUV") is calculated by dividing sales during the applicable period for all studios being measured by the number of studios being measured. AUV (LTM as of period end) consists of the average sales for the trailing 12 calendar months for all studios in North America that have been open for at least 13 calendar months as of the measurement date. AUV growth is primarily driven by changes in same store sales and is also influenced by new studio openings. Management reviews AUV to assess studio economics.

Same Store Sales

Same store sales refer to period-over-period sales comparisons for the base of studios. We define the same store sales base to include studios in North America that have been open for at least 13 calendar months as of the measurement date. Any transfer of ownership of a studio does not affect this metric. We measure same store sales based solely upon monthly sales as reported by franchisees. This measure highlights the performance of existing studios, while excluding the impact of new studio openings. Management reviews same store sales to assess the health of the franchised studios.

Results of Operations

The following table presents our consolidated results of operations for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,		
	2022	2021	2020
	($ in thousands)		
Revenue, net:			
Franchise revenue	$ 115,286	$ 74,459	$ 48,056
Equipment revenue	43,461	22,583	20,642
Merchandise revenue	27,073	20,140	16,648
Franchise marketing fund revenue	20,384	13,623	7,448
Other service revenue	38,750	24,274	13,798
Total revenue, net	244,954	155,079	106,592
Operating costs and expenses:			
Costs of product revenue	47,220	28,550	25,727
Costs of franchise and service revenue	18,447	12,716	8,392
Selling, general and administrative expenses	129,108	94,798	60,917
Depreciation and amortization	15,315	10,172	7,651
Marketing fund expense	17,290	13,044	7,101
Acquisition and transaction expenses (income)	2,438	26,618	(10,990)
Total operating costs and expenses	229,818	185,898	98,798
Operating income (loss)	15,136	(30,819)	7,794
Other (income) expense:			
Interest income	(1,805)	(1,164)	(345)
Interest expense	13,017	24,709	21,410
Other expense	523	—	—
Gain on debt extinguishment	—	(3,707)	—
Total other expense	11,735	19,838	21,065
Income (loss) before income taxes	3,401	(50,657)	(13,271)
Income taxes	526	783	369
Net income (loss)	$ 2,875	$ (51,440)	$ (13,640)

The following table presents our consolidated results of operations for the years ended December 31, 2022, 2021 and 2020 as a percentage of revenue:

| | Years Ended December 31, | | |
	2022	2021	2020
Revenue, net:			
Franchise revenue	47.1%	48.0%	45.1%
Equipment revenue	17.7%	14.6%	19.4%
Merchandise revenue	11.1%	13.0%	15.6%
Franchise marketing fund revenue	8.3%	8.8%	7.0%
Other service revenue	15.8%	15.6%	12.9%
Total revenue, net	100.0%	100.0%	100.0%
Operating costs and expenses:			
Costs of product revenue	19.3%	18.4%	24.1%
Costs of franchise and service revenue	7.5%	8.2%	7.9%
Selling, general and administrative expenses	52.7%	61.1%	57.1%
Depreciation and amortization	6.2%	6.6%	7.2%
Marketing fund expense	7.1%	8.4%	6.7%
Acquisition and transaction expenses (income)	1.0%	17.2%	(10.3)%
Total operating costs and expenses	93.8%	119.9%	92.7%
Operating income (loss)	6.2%	(19.9)%	7.3%
Other (income) expense:			
Interest income	(0.7)%	(0.8)%	(0.3)%
Interest expense	5.3%	15.9%	20.1%
Other expense	0.2%	—%	—%
Gain on debt extinguishment	—%	(2.4)%	—%
Total other expense	4.8%	12.7%	19.8%
Income (loss) before income taxes	1.4%	(32.6)%	(12.5)%
Income taxes	0.2%	0.5%	0.3%
Net income (loss)	1.2%	(33.2)%	(12.8)%

Comparison of the years ended December 31, 2022 and December 31, 2021

The following is a discussion of our consolidated results of operations for the year ended December 31, 2022 versus the year ended December 31, 2021.

Revenue

| | Years Ended December 31, | | Change from Prior Year | |
| | 2022 | 2021 | $ | % |
	($ in thousands)			
Franchise revenue	$ 115,286	$ 74,459	$ 40,827	54.8%
Equipment revenue	43,461	22,583	20,878	92.5%
Merchandise revenue	27,073	20,140	6,933	34.4%
Franchise marketing fund revenue	20,384	13,623	6,761	49.6%
Other service revenue	38,750	24,274	14,476	59.6%
Total revenue, net	$ 244,954	$ 155,079	$ 89,875	58.0%

Total revenue. Total revenue was $245.0 million in the year ended December 31, 2022, compared to $155.1 million in the year ended December 31, 2021, an increase of $89.9 million, or 58.0%. The increase in total revenue was primarily due to an increase in same store sales and increase in open studios.

Franchise revenue. Franchise revenue was $115.3 million in the year ended December 31, 2022, compared to $74.4 million in the year ended December 31, 2021, an increase of $40.8 million, or 54.8%. Franchise revenue consisted of franchise royalty fees of $70.0 million, training fees of $8.0 million, franchise territory fees of $27.1 million and technology fees of $10.2 million in the year ended December 31, 2022, compared to franchise royalty fees of $46.3 million, training fees of $6.7 million, franchise territory fees of $14.9 million and technology fees of $6.5 million in the year ended December 31, 2021. The increase in franchise royalty fees, technology fees and training fees was primarily due to a 25% increase in same store sales and to 511 new studio openings globally since December 31, 2021, which also contributed to the increase in franchise territory fees. The increase in franchise territory fees is also attributed to increase in terminations and transfers of $7.8 million year-over-year.

Equipment revenue. Equipment revenue was $43.5 million in the year ended December 31, 2022, compared to $22.6 million in the year ended December 31, 2021, an increase of $20.9 million, or 92.5%. Most equipment revenue is recognized in the period when the equipment is installed. Global equipment installations in the year ended December 31, 2022, totaled 525 compared to 316 in the year ended December 31, 2021, primarily due to the increase of studio openings compared to the prior year period. The average price of equipment installed increased in the year ended December 31, 2022, when compared to the year ended December 31, 2021. The increase in average price is due to a brand mix, international versus North America mix and a higher proportion of equipment installed with brands with higher equipment prices.

Merchandise revenue. Merchandise revenue was $27.1 million in the year ended December 31, 2022, compared to $20.1 million in the year ended December 31, 2021, an increase of $6.9 million, or 34.4%. The increase was due primarily to a higher number of operating studios in the current year period and temporary closures of studios in the first half of the prior year period.

Franchise marketing fund revenue. Franchise marketing fund revenue was $20.4 million in the year ended December 31, 2022, compared to $13.6 million in the year ended December 31, 2021, an increase of $6.8 million, or 49.6%. The increase was primarily due to an increase in same store sales, 375 new studio openings in North America since December 31, 2021, and to a temporary reduction in the marketing fund percentage collected from 2% to 1% of the sales of franchisees while their studios were closed due to the COVID-19 pandemic in the first half of the prior year period.

Other service revenue. Other service revenue was $38.8 million in the year ended December 31, 2022, compared to $24.3 million in the year ended December 31, 2021, an increase of $14.5 million, or 59.6%. The increase was primarily due to a $13.4 million increase in other preferred vendor commission revenue and brand fee revenue and a $0.9 increase in package and memberships revenue due to more company-owned transition studios.

Operating Costs and Expenses

	Years Ended December 31,		Change from Prior Year	
	2022	2021	$	%
	($ in thousands)			
Costs of product revenue	$ 47,220	$ 28,550	$ 18,670	65.4%
Costs of franchise and service revenue	18,447	12,716	5,731	45.1%
Selling, general and administrative expenses	129,108	94,798	34,310	36.2%
Depreciation and amortization	15,315	10,172	5,143	50.6%
Marketing fund expense	17,290	13,044	4,246	32.6%
Acquisition and transaction expenses (income)	2,438	26,618	(24,180)	(90.8)%
Total operating costs and expenses	$ 229,818	$ 185,898	$ 43,920	23.6%

Costs of product revenue. Costs of product revenue was $47.2 million in the year ended December 31, 2022, compared to $28.6 million in the year ended December 31, 2021, an increase of $18.7 million, or 65.4%, compared to an increase in related revenues of 65.1%. Costs of product revenue as a percentage of related revenue increased to 66.9% in the year ended December 31, 2022, from 66.8% in the year ended December 31, 2021.

Costs of franchise and service revenue. Costs of franchise and service revenue was $18.4 million in the year ended December 31, 2022, compared to $12.7 million in the year ended December 31, 2021, an increase of $5.7 million, or 45.1%. The increase was primarily due to a $5.0 million increase in franchise sales commissions, consistent with the related franchise territory revenue increase.

Selling, general and administrative expenses. Selling, general and administrative expenses were $129.1 million in the year ended December 31, 2022, compared to $94.8 million in the year ended December 31, 2021, an increase of $34.3 million, or 36.2%. The increase was primarily attributable to an increase in equity-based compensation of $19.3, primarily related to modification of performance awards in 2021, which vested in 2022; an increase in accounting expenses of $2.5 million, primarily related to outsourcing of certain accounting functions and fees related to recovery of employee retention credit; increase in legal expenses of $4.1 million related to various legal matters; increase in insurance expense of $2.5 million; increase in impairment charges of $2.9 million; increase in salaries and wages expense of $3.3 million, attributable to payroll tax expense in connection with restricted stock units, increase in company-owned studios and the acquisition of BFT in October 2021; and increase in other variable expenses of $0.8 million in 2022; partially offset by a reduction in bad debt expense of $1.1 million.

Depreciation and amortization. Depreciation and amortization expense was $15.3 million in the year ended December 31, 2022, compared to $10.2 million in the year ended December 31, 2021, an increase of $5.1 million, or 50.6%. The increase was primarily due to amortization of intangible assets related to the Rumble and BFT acquisitions in March and October 2021, respectively, and the BodyFit trademark acquisition in the second quarter of 2022.

Marketing fund expense. Marketing fund expense was $17.3 million in the year ended December 31, 2022, compared to $13.0 million in the year ended December 31, 2021, and is consistent with the increase in franchise marketing fund revenue.

Acquisition and transaction expenses (income). Acquisition and transaction expenses (income) were $2.4 million in the year ended December 31, 2022, compared to $26.6 million in the year ended December 31, 2021, a change of ($24.2) million, or 90.8%. These expenses (income) represent the non-cash change in contingent consideration related to 2017 and 2021 business acquisitions and $1.0 million of transaction expenses related to the acquisitions of Rumble and BFT in 2021.

Other (Income) Expense, net

	Years Ended December 31,		Change from Prior Year	
	2022	2021	$	%
	($ in thousands)			
Interest income	$ (1,805)	$ (1,164)	$ (641)	55.1%
Interest expense	13,017	24,709	(11,692)	(47.3)%
Other expense	523	—	523	NA
Gain on debt extinguishment	—	(3,707)	3,707	NA
Total other expense, net	$ 11,735	$ 19,838	$ (8,103)	(40.8)%

Interest income. Interest income primarily consists of interest on notes receivable and was insignificant in each of the years ended December 31, 2022 and 2021.

Interest expense. Interest expense was $13.0 million in the year ended December 31, 2022, compared to $24.7 million in the year ended December 31, 2021, a decrease of $11.7 million, or 47.3%. Interest expense consists of interest on notes payable and long-term debt, accretion of earn-out liabilities and amortization of deferred loan costs and debt discount. The decrease was due primarily to lower average debt balance compared to the prior year and write off of $7.5 million of deferred loan costs and debt discount and $2.3 million prepayment penalty incurred in the prior year period related to our credit agreement with Cerberus Business Finance Agency, LLC, which was replaced with a new credit facility in April 2021, and $115.0 million paydown of debt with IPO proceeds.

Other expense. Other expense consists of TRA expense, which was $0.5 million in the year ended December 31, 2022.

Gain on debt extinguishment. Gain on debt extinguishment of $3.7 million in the year ended December 31, 2021 represents the forgiveness of principal and interest on our Paycheck Protection Program loan.

Income Taxes

	Years Ended December 31,		Change from Prior Year	
	2022	**2021**	**$**	**%**
		($ in thousands)		
Income taxes	$ 526	$ 783	$ (257)	(32.8)%

Income taxes. Income taxes were $0.5 million in the year ended December 31, 2022, compared to $0.8 million in the year ended December 31, 2021. In 2022, the Company is taxed as a corporation. Prior to the IPO in July 2021, the Company was a pass-through entity for income tax purposes.

Comparison of the years ended December 31, 2021 and December 31, 2020

The following is a discussion of our consolidated results of operations for the year ended December 31, 2021 versus the year ended December 31, 2020.

Revenue

	Years Ended December 31,		Change from Prior Year	
	2021	**2020**	**$**	**%**
		($ in thousands)		
Franchise revenue	$ 74,459	$ 48,056	$ 26,403	54.9%
Equipment revenue	22,583	20,642	1,941	9.4%
Merchandise revenue	20,140	16,648	3,492	21.0%
Franchise marketing fund revenue	13,623	7,448	6,175	82.9%
Other service revenue	24,274	13,798	10,476	75.9%
Total revenue, net	$ 155,079	$ 106,592	$ 48,487	45.5%

Total revenue. Total revenue was $155.1 million in the year ended December 31, 2021, compared to $106.6 million in the year ended December 31, 2020, an increase of $48.5 million, or 45.5%. The increase in total revenue was primarily due to an increase in franchise revenue, franchise marketing fund revenue and other service revenue attributable to reopening of studios that were temporarily closed in 2020 due to the COVID-19 pandemic and opening of new studios in 2021.

Franchise revenue. Franchise revenue was $74.4 million in the year ended December 31, 2021, compared to $48.1 million in the year ended December 31, 2020, an increase of $26.4 million, or 54.9%. Franchise revenue consisted of franchise royalty fees of $46.3 million, training fees of $6.7 million, franchise territory fees of $14.9 million and technology fees of $6.5 million in the year ended December 31, 2021, compared to franchise royalty fees of $28.4 million, training fees of $5.8 million, franchise territory fees of $9.8 million and technology fees of $4.0 million in the year ended December 31, 2020. The increase in franchise royalty fees was primarily due to a 41% increase in same store sales due in large part to temporary studio closures as a result of the COVID-19 pandemic in the prior year period, and to 240 new studio openings in North America since December 31, 2020, which also contributed to the increase in franchise territory fees and technology fees, and to a lesser extent, the acquisition of Rumble and BFT during 2021.

Equipment revenue. Equipment revenue was $22.6 million in the year ended December 31, 2021, compared to $20.6 million in the year ended December 31, 2020, an increase of $1.9 million, or 9.4%. Most equipment revenue is recognized in the period when the equipment is installed. Equipment installations in the year ended December 31, 2021, totaled 316 compared to 279 in the year ended December 31, 2020 with the average price of equipment installed decreasing in the year ended December 31, 2021 when compared to the year ended December 31, 2020. The decrease in average price is due to a brand mix, international versus North America mix and a higher proportion of equipment installed with brands with lower equipment prices.

Merchandise revenue. Merchandise revenue was $20.1 million in the year ended December 31, 2021, compared to $16.6 million in the year ended December 31, 2020, an increase of $3.5 million, or 21.0%. The increase was due primarily to a higher number of operating studios in the year ended December 31, 2021 and temporary closures of studios in the year ended December 31, 2020.

Franchise marketing fund revenue. Franchise marketing fund revenue was $13.6 million in the year ended December 31, 2021, compared to $7.4 million in the year ended December 31, 2020, an increase of $6.2 million, or 82.9%. The increase was primarily due to an increase in same store sales, 240 new studio openings in North America since December 31, 2020, and to a temporary reduction in the marketing fund percentage collected from 2% to 1% of the sales of franchisees whose studios were closed due to the COVID-19 pandemic in 2020.

Other service revenue. Other service revenue was $24.3 million in the year ended December 31, 2021, compared to $13.8 million in the year ended December 31, 2020, an increase of $10.5 million, or 75.9%. The increase was primarily due to a $5.5 million increase in revenue from company-owned transition studios and a $6.2 million increase in other preferred vendor commission and convention revenue, partially offset by a $1.2 million decrease in our digital platform revenue.

Operating Costs and Expenses

	Years Ended December 31,		Change from Prior Year	
	2021	**2020**	**$**	**%**
	($ in thousands)			
Costs of product revenue	$ 28,550	$ 25,727	$ 2,823	11.0%
Costs of franchise and service revenue	12,716	8,392	4,324	51.5%
Selling, general and administrative expenses	94,798	60,917	33,881	55.6%
Depreciation and amortization	10,172	7,651	2,521	32.9%
Marketing fund expense	13,044	7,101	5,943	83.7%
Acquisition and transaction expenses (income)	26,618	(10,990)	37,608	(342.2)%
Total operating costs and expenses	$ 185,898	$ 98,798	$ 87,100	88.2%

Costs of product revenue. Costs of product revenue was $28.6 million in the year ended December 31, 2021, compared to $25.7 million in the year ended December 31, 2020, an increase of $2.8 million, or 11.0%, compared to an increase in related revenues of 14.6%. Costs of product revenue as a percentage of related revenue decreased to 66.8% in the year ended December 31, 2021, from 69.0% in the year ended December 31, 2020. The decrease was due to a shift in equipment revenue mix in 2021 and a higher percentage of non-branded merchandise revenue in 2021 for which the company earns a commission with no corresponding cost of revenue.

Costs of franchise and service revenue. Costs of franchise and service revenue was $12.7 million in the year ended December 31, 2021, compared to $8.4 million in the year ended December 31, 2020, an increase of $4.3 million, or 51.5%. The increase was primarily due to an increase in costs related to technology fee revenue, consistent with the related revenue increase.

Selling, general and administrative expenses. Selling, general and administrative expenses were $94.8 million in the year ended December 31, 2021, compared to $60.9 million in the year ended December 31, 2020, an increase of $33.9 million, or 55.6%. The increase was primarily attributable to an increase in salaries and wages and occupancy expenses of $7.9 million and $3.8 million, respectively, primarily related to the increase in number of company-owned transition studios; $8.0 million increase in equity-based compensation, primarily related to modification of awards in 2021 and new grants; increases in marketing and promotion expense and insurance expense of $4.7 million and $2.5 million, respectively; increases in legal costs of $4.1 million primary related to increased settlements and litigation costs; and net increases of $5.3 million in other variable expenses in 2021, partially offset by a reduction in bad debt expense of $2.4 million.

Depreciation and amortization. Depreciation and amortization expense was $10.2 million in the year ended December 31, 2021, compared to $7.7 million in the year ended December 31, 2020, an increase of $2.5 million, or 32.9%. The increase was due primarily to an increase in intangible assets related to the Rumble and BFT acquisitions in March and October 2021.

Marketing fund expense. Marketing fund expense was $13.0 million in the year ended December 31, 2021, compared to $7.1 million in the year ended December 31, 2020, and is consistent with the increase in franchise marketing fund revenue.

Acquisition and transaction expenses (income). Acquisition and transaction expenses (income) were $26.6 million in the year ended December 31, 2021, compared to ($11.0) million in the year ended December 31, 2020, a change of $37.6 million, or 342.2%. These expenses (income) represent the non-cash change in contingent consideration related to business acquisitions, $1.0 million of transaction expenses in 2021 related to the acquisitions of Rumble and BFT and $25.1 million of expense in 2021 related to the change in contingent consideration related to the Rumble acquisition.

Other (Income) Expense, net

	Years Ended December 31,		Change from Prior Year	
	2021	**2020**	**$**	**%**
	($ in thousands)			
Interest income	$ (1,164)	$ (345)	$ (819)	237.4%
Interest expense	24,709	21,410	3,299	15.4%
Gain on debt extinguishment	(3,707)	—	(3,707)	NA
Total other expense, net	$ 19,838	$ 21,065	$ (1,227)	(5.8)%

Interest income. Interest income primarily consists of interest on notes receivable and was insignificant in each of the years ended December 31, 2021 and 2020.

Interest expense. Interest expense was $24.7 million in the year ended December 31, 2021, compared to $21.4 million in the year ended December 31, 2020, an increase of $3.3 million, or 15.4%. Interest expense consists of interest on notes payable and long-term debt, accretion of earn-out liabilities and amortization of deferred loan costs. The increase was due primarily to write off of $7.5 million of deferred loan costs and debt discount and $2.3 million prepayment penalty incurred in the year ended December 31, 2021, related to our credit agreement with Cerberus Business Finance Agency, LLC, which was replaced with a new credit facility in April 2021, and $115.0 million pay down of debt with IPO proceeds, compared to $1.5 million of prepayment and other penalties incurred in the year ended December 31, 2020 and a write off of $1.8 million of deferred loan costs related to our credit agreement with Monroe Capital Management Advisors, LLC, which was replaced with a new credit facility in March 2020.

Gain on debt extinguishment. Gain on debt extinguishment of $3.7 million in the year ended December 31, 2021 represents the forgiveness of principal and interest on our PPP Loan.

Income Taxes

	Years Ended December 31,		Change from Prior Year	
	2021	**2020**	**$**	**%**
	($ in thousands)			
Income taxes	$ 783	$ 369	$ 414	112.2%

Income taxes. Income taxes were insignificant in each of the years ended December 31, 2021 and 2020.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate and present similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as tools for comparison. A reconciliation is provided below for the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

We believe that the non-GAAP financial measures presented below, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook.

Adjusted EBITDA

We define adjusted EBITDA as EBITDA (net income/loss before interest, taxes, depreciation and amortization), adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include equity-based compensation and employer payroll taxes related to equity-based compensation, acquisition and transaction expenses (income) (including change in contingent consideration), management fees and expenses (that were discontinued after July 2021), integration and related expenses, litigation expenses (consisting of legal and related fees for specific proceedings that arise outside of the ordinary course of our business), employee retention credit (a tax credit for retaining employees throughout the COVID-19 pandemic), secondary public offering expenses for which we did not receive proceeds, expense related to the remeasurement of our Tax Receivable Agreement ("TRA") obligation, and expense related to loss on impairment of our brand intangible assets and goodwill that we do not believe reflect our underlying business performance and affect comparability. EBITDA and adjusted EBITDA are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

We believe that adjusted EBITDA, viewed in addition to, and not in lieu of, our reported GAAP results, provides useful information to investors regarding our performance and overall results of operations because it eliminates the impact of other items that we believe reduce the comparability of our underlying core business performance from period to period and is therefore useful to our investors in comparing the core performance of our business from period to period.

The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated in accordance with GAAP, to adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,		
	2022	2021	2020
	($ in thousands)		
Net income (loss)	$ 2,875	$ (51,440)	$ (13,640)
Interest expense, net	11,212	23,545	21,065
Income taxes	526	783	369
Depreciation and amortization	15,315	10,172	7,651
EBITDA	29,928	(16,940)	15,445
Equity-based compensation	29,044	9,699	1,751
Employer payroll taxes related to equity-based compensation	123	—	—
Acquisition and transaction expenses (income)	2,438	26,618	(10,990)
Management fees and expenses	—	462	795
Integration and related expenses	—	—	386
Litigation expenses	10,301	8,312	2,420
Employee retention credit	(2,597)	(2,269)	—
Secondary public offering expenses	836	—	—
TRA remeasurement	523	1,441	—
Impairment of brand assets	3,656	—	—
Adjusted EBITDA	$ 74,252	$ 27,323	$ 9,807

Liquidity and Capital Resources

As of December 31, 2022, we had $32.0 million of cash and cash equivalents, excluding $5.4 million of restricted cash.

We require cash principally to fund day-to-day operations, finance capital investments, service our outstanding debt and address our working capital needs. Based on our current level of operations and anticipated growth, we believe that our available cash balance and the cash generated from our operations will be adequate to meet our anticipated debt service requirements and obligations under our tax receivable agreement, capital expenditures, payment of tax distributions and working capital needs for at least the next twelve months. Our ability to continue to fund these items and continue to reduce debt could be adversely affected by the occurrence of any of the events described under "Risk Factors." There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our credit facility or otherwise to enable us to service our indebtedness, including our credit facility, or to make anticipated capital expenditures. Our future operating performance and our ability to service, extend or refinance the credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Credit Facility

On April 19, 2021, we entered into a Financing Agreement with Wilmington Trust, National Association, as administrative agent and collateral agent, and MSD XPO Partners, LLC, MSD PCOF Partners XXXIX, LLC and DESALKIV Cayman C-2, Ltd. (f/k/a DELALV Cayman C-2, Ltd.) as the lenders (the "Credit Agreement"), which consists of a $212 million senior secured term loan facility (the "Term Loan Facility", and the loans thereunder, each a "Term Loan" and together, the "Term Loans"). Affiliates of MSD XPO Partners, LLC, MSD PCOF Partners XXXIX, LLC and DESALKIV Cayman C-2, Ltd. (f/k/a DELALV Cayman C-2, Ltd.) (collectively, the "Preferred Investors") also separately purchased 200,000 shares of our 6.50% Series A Convertible Preferred Stock (the "Series A Convertible preferred stock") for $200 million. Our obligations under the Credit Agreement are guaranteed by Xponential Intermediate Holdings, LLC and certain of our material subsidiaries, and are secured by substantially all of the assets of Xponential Intermediate Holdings, LLC and certain of our material subsidiaries.

Under the Credit Agreement, we are required to make: (i) monthly payments of interest on the Term Loans and (ii) quarterly principal payments equal to 0.25% of the original principal amount of the Term Loan. Borrowings under the Term Loan Facility bear interest at a per annum rate of, at our option, either (a) the LIBOR Rate (as defined in the Credit Agreement) plus a margin of 6.50% or (b) the Reference Rate (as defined in the Credit Agreement) plus a margin of 5.50% (10.59% at December 31, 2022).

The Credit Agreement also contains mandatory prepayments of the Term Loan with: (i) 50% of Xponential Intermediate Holdings, LLC and its subsidiaries' Excess Cash Flow (as defined in the Credit Agreement), subject to certain exceptions; (ii) 100% of the net proceeds of certain asset sales and insurance/condemnation events, subject to reinvestment rights and certain other exceptions; (iii) 100% of the net proceeds of certain extraordinary receipts, subject to reinvestment rights and certain other exceptions; (iv) 100% of the net proceeds of any incurrence of debt, excluding certain permitted debt issuances; and (v) up to $60 million of net proceeds in connection with an initial public offering of at least $200 million, subject to certain exceptions.

Unless agreed in advance, all voluntary prepayments and certain mandatory prepayments of the Term Loan made (i) on or prior to the first anniversary of the closing date are subject to a 2.0% premium on the principal amount of such prepayment and (ii) after the first anniversary of the closing date and on or prior to the second anniversary of the closing date are subject to a 0.50% premium on the principal amount of such prepayment. Otherwise, the Term Loans may be paid without premium or penalty, other than customary breakage costs with respect to LIBOR Rate Term Loans.

The Credit Agreement contains customary affirmative and negative covenants, including, among other things: (i) to maintain certain total leverage ratios, liquidity levels and EBITDA levels (in each case, as discussed further in the Credit Agreement); (ii) to use the proceeds of borrowings only for certain specified purposes; (iii) to refrain from entering into certain agreements outside of the ordinary course of business, including with respect to consolidation or mergers; (iv) restricting further indebtedness or liens; (v) restricting certain transactions with our affiliates; (vi) restricting investments; (vii) restricting prepayments of subordinated indebtedness; (viii) restricting certain payments, including certain payments to our affiliates or equity holders and distributions to equity holders; and (ix) restricting the issuance of equity. As of December 31, 2022, we were in compliance with these covenants.

The Credit Agreement also contains customary events of default, which could result in acceleration of amounts due under the Credit Agreement. Such events of default include, subject to the grace periods specified therein, our failure to pay principal or interest when due, our failure to satisfy or comply with covenants, a change of control, the imposition of certain judgments and the invalidation of liens we have granted.

The proceeds of the Term Loan were used to repay principal, interest and fees outstanding under our prior financing agreement (including a prepayment penalty of approximately $1.9 million) and for working capital and other corporate purposes.

Immediately following the IPO, on July 23, 2021 we executed a first amendment to the Credit Agreement, which amended the amount of the prepayment premium applicable to the prepayment of the Term Loan, and paid off $115.0 million of the principal balance of the Term Loan.

On October 8, 2021, we entered into a second amendment (the "Amendment") to the Credit Agreement. The Amendment provides for, among other things, additional term loans in an aggregate principal amount of $38 million (the "2021 Incremental Term Loan"), the proceeds of which were used to fund the BFT Acquisition and the payment of fees, costs and expenses related to the Amendment. The Amendment also (i) increased the amount of the quarterly principal payments of the loans provided pursuant to the Credit Agreement (including the 2021 Incremental Term Loan) commencing on December 31, 2021 and (ii) amended the amount of the prepayment premium applicable in the event the 2021 Incremental Term Loan is prepaid within two years of the effective date of the Amendment.

On September 30, 2022, we entered into a third amendment (the "Third Amendment") to the Credit Agreement. The Third Amendment provides for, among other things, additional term loans in an aggregate principal amount of $7.5 million (the "2022 Incremental Term Loan"), the proceeds of which were used for the acquisition of BodyFit trademark and general corporate purposes, including funding working capital and the payment of fees, costs and expenses related to the Third Amendment. The Third Amendment also (i) increased the amount of the quarterly principal payments of the loans provided pursuant to the Credit Agreement (including the 2022 Incremental Term Loan) commencing on December 31, 2022 and (ii) amended the amount of the prepayment premium applicable in the event the 2022 Incremental Term Loan is prepaid within two years of the effective date of the Third Amendment.

The total principal amount outstanding on the Term Loans was $137.7 million at December 31, 2022. Quarterly principal payments of $0.8 million on the Term Loan as amended are due beginning December 31, 2022.

In January 2023, we entered into a fourth amendment (the "Fourth Amendment") to the Credit Agreement. The Fourth Amendment provides for, among other things, additional term loans in an aggregate principal amount of $130.0 million (the "2023 Incremental Term Loan"), the proceeds of which were used to fund the repurchase of a portion of our outstanding Convertible Preferred (the "Repurchase Transactions") and the payment of fees, costs and expenses related to the Amendment and the Repurchase Transactions. The Amendment also (i) increases the amount of the quarterly principal payments of the loans provided pursuant to the Credit Agreement (including the 2023 Incremental Term Loan) to $1.1 million commencing on June 30, 2023 and (ii) amends the amount of the prepayment premium applicable in the event the 2023 Incremental Term Loan is prepaid.

On January 9, 2023, the Company entered into a preferred stock repurchase agreement (the "Repurchase Agreement") with certain holders of the Convertible Preferred, pursuant to which the Company agreed to repurchase 85,340 shares of Convertible Preferred. On January 13, 2023, the repurchase was completed for an aggregate payment of $131.0 million.

Cash Flows

The following table presents summary cash flow information for the years ended December 31, 2022 and 2021:

	Years Ended December 31,			
	2022		2021	
	($ in thousands)			
Net cash provided by (used in) operating activities	$	51,670	$	14,451
Net cash provided by (used in) investing activities		(14,613)		(50,635)
Net cash provided by (used in) financing activities		(21,007)		46,205
Net increase in cash, cash equivalents and restricted cash	$	16,050	$	10,021

Cash Flows from Operating Activities

In the year ended December 31, 2022, cash provided by operating activities was $51.7 million, compared to $14.5 million in the year ended December 31, 2021, an increase in cash provided of $37.2 million. Of the increase, $53.8 million was due to higher net income after adjustments to reconcile net income to net cash provided by operating activities, partially offset by $16.6 million primarily due to unfavorable changes in working capital related to deferred revenue, accrued expense and accounts receivable, partially offset by lower cash used for deferred costs and accounts payable in the year ended December 31, 2022, compared to the year ended December 31, 2021.

Cash Flows from Investing Activities

In the year ended December 31, 2022, cash used in investing activities was $14.6 million, compared to $50.6 million in the year ended December 31, 2021, a decrease of $36.0 million. The decrease was primarily attributable to a decrease of cash used in acquisition of businesses and purchase of studios; a decrease of cash used in issuing notes receivables and an increase in cash received from collection of notes receivable; partially offset by an increase in cash used to purchase property and equipment and intangible assets.

Cash Flows from Financing Activities

In the year ended December 31, 2022, cash used by financing activities was $21.0 million, compared to cash provided of $46.2 million in the year ended December 31, 2021, an increase in cash used of $67.2 million. The increase in cash used was primarily attributable to the following:

- decrease in cash provided relating to (1) decrease in borrowing on long-term debt of $247.6 million, net of debt issuance costs of $0.9 million; and (2) cash received resulting from the 2021 IPO and preferred stock issuance, net of offering costs, of $317.3 million.

- decrease in cash used relating to (1) the 2021 distribution to Member of $10.6 million; (2) decrease in payment of contingent consideration of $10.0 million; and (3) payments of $185.7 million in connection with reorganization transactions in 2021.

- increase in cash used relating to (1) increase in loan to shareholder of $5.0 million; and (2) increase in dividend payment of $7.3 million.

The following table presents summary cash flow information for the years ended December 31, 2021 and 2020:

	Years Ended December 31,			
	2021		2020	
	($ in thousands)			
Net cash provided by (used in) operating activities	$	14,451	$	(728)
Net cash provided by (used in) investing activities		(50,635)		(4,601)
Net cash provided by (used in) financing activities		46,205		7,289
Net increase in cash, cash equivalents and restricted cash	$	10,021	$	1,960

Cash Flows from Operating Activities

In the year ended December 31, 2021, cash provided by operating activities was $14.5 million, compared to cash used of $0.7 million in the year ended December 31, 2020, an increase in cash provided of $15.2 million. Of the change, $9.1 million was due to a higher net loss offset by adjustments for non-cash items. Additionally, the following changes in operating assets and liabilities contributed to the increased operating cash flows:

- increase in cash inflows relating to (1) deferred revenue of $23.0 million due to an increase in sales of additional franchises; (2) other current liabilities of $2.4 million driven by $1.4 million increase in Tax Receivable Agreement ("TRA") liability; and (3) inventory of $0.6 million, partially offset by an

- increase in cash outflows relating to (1) accounts payable and accrued expenses of $3.0 million due to timing of payments; (2) increase in accounts receivable and prepaid expense of $10.9 million; and (3) deferred costs of $5.9 million due to an increase in sales of additional franchises.

Cash Flows from Investing Activities

In the year ended December 31, 2021, cash used in investing activities was $50.6 million, compared to $4.6 million in the year ended December 31, 2020, an increase of $46.0 million. The increase was primarily attributable to an increase in cash used to purchase BFT resulting in $44.3 million outflow, purchases of property and equipment and issuing notes receivables, partially offset by an increase in cash received from collection of notes receivable, increase in cash proceeds from sales of assets and decrease in cash used to purchase studios.

Cash Flows from Financing Activities

In the year ended December 31, 2021, cash provided by financing activities was $46.2 million, compared to $7.3 million in the year ended December 31, 2020, an increase in cash provided of $38.9 million. The increase was primarily attributable to cash received resulting from the IPO and preferred stock issuance, net of offering costs, of $308.3 million, change to distributions to member of $62.6 million, lower payments on line of credit, lower debt issuance costs and increased borrowings from long term debt of $61.5 million, partially offset by $176.7 million payments made in connection with reorganization transactions as described in Note 12 of Notes to consolidated financial statements, $143.4 million increase in payments made to decrease net borrowings on our line of credit and long-term debt, an increase in dividend payment of $9.0 million, an increase in contingent consideration payment of $8.9 million and changes to the member contributions and receipts from member of $55.5 million.

Material Cash Commitments

The table below represents our material cash commitments, including the scheduled maturities of our contractual obligations as of December 31, 2022. The table excludes certain potential cash requirements because they may involve future cash payments that are considered uncertain and cannot be estimated because they vary based upon future conditions; however, the exclusion of these obligations should not be construed as an implication that they are immaterial, as they could significantly affect our short- and long-term liquidity and capital resource needs depending on a variety of future events, facts and conditions.

| | Payments due during the years ending December 31, | | | | |
| | Total | 2023 | 2024-2025 | 2026-2027 | Thereafter |
			($ in thousands)		
Operating lease obligations [1]	$ 47,049	$ 6,621	$ 13,221	$ 11,996	$ 15,211
Debt, principal [2]	137,722	3,035	134,687	—	—
Debt, interest [3]	29,772	14,435	15,337	—	—
Contingent consideration payments [4]	2,807	2,203	604	—	—
Loan to shareholder (Note 10) [5]	6,860	6,140	480	240	—
Total	$ 224,210	$ 32,434	$ 164,329	$ 12,236	$ 15,211

(1) We lease our facilities under non-cancelable operating leases.

(2) Represents scheduled debt obligation payments on debt outstanding as of December 31, 2022.

(3) Represents scheduled interest payments.

(4) Includes current and noncurrent estimated contingent consideration liabilities at December 31, 2022, based on expected achievement dates for earn-out targets, which includes the contingent consideration relating to purchase of BFT.

(5) Represents the additional loans obligated to fund under agreements with shareholders (see Note 10 of Notes to Consolidated Financial Statements).

In January 2023, the Company borrowed an additional $130.0 million under the Credit Agreement, the net proceeds of which was used to redeem a portion of the Convertible Preferred. Quarterly principal payments of $0.3 million commencing June 30, 2023, and related interest payments on this additional borrowing are not reflected in the above table.

Off-Balance Sheet Arrangements

As of December 31, 2022, our off-balance sheet arrangements consisted of guarantees of lease agreements for certain franchisees. Our maximum total commitment under these agreements is approximately $1.4 million and would only require payment upon default by the primary obligor. The estimated fair value of these guarantees at December 31, 2022 was not material, and no accrual has been recorded for our potential obligation under these arrangements. See Note 17 of Notes to Consolidated Financial Statements for more information regarding these operating leases and guarantees.

In July 2022, we issued a standby letter of credit to a third-party financing company, who provides loans to our qualified franchisees. The standby letter of credit is contingent upon the failure of our franchisees to perform according to the terms of underlying contracts with the third party. We deposited cash in a restricted account as collateral for the standby letter of credit. The estimated fair value of these guarantees at inception was not material, and as of December 31, 2022, no accrual has been recorded for our potential obligation under this guaranty arrangement. See Note 17 of Notes to Consolidated Financial Statements for more information.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements, including those that involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below are those that are most important to our results of operations or involve the most difficult management decisions related to the use of significant estimates and assumptions as described above. For a more detailed summary of our significant accounting policies, see the notes to our consolidated financial statements included elsewhere in this Form 10-K.

Revenue Recognition

Our contracts with customers consist of franchise agreements with franchisees. We also enter into agreements to sell merchandise and equipment, training, digital platform services and membership to company-owned studios. Our revenue consists of franchise revenue, merchandise revenue and franchise marketing fund revenue which we consider recurring revenue, as well as equipment revenue and other service revenue. In addition, we earn on-demand revenue, service revenue and other revenue.

Each of our primary sources of revenue and their respective revenue policies are discussed further below.

Franchise revenue

We enter into franchise agreements for each studio. Our performance obligation under the franchise license is granting certain rights to access our intellectual property; all other services we provide under the franchise agreement are highly interrelated, not distinct within the contract, and therefore accounted for as a single performance obligation, which is satisfied over the term of each franchise agreement. Those services include initial development, operational training, preopening support and access to our technology throughout the franchise term. Fees generated related to the franchise license include development fees, royalty fees, marketing fees, technology fees and transfer fees which are discussed further below. Variable fees are not estimated at contract inception, and are recognized as revenue when invoiced, which occurs monthly. We have concluded that our agreements do not contain any financing components.

Franchise development fee revenue: Our franchise agreements typically operate under ten-year terms with the option to renew for up to two additional five-year successor terms. We determined the renewal options are neither qualitatively nor quantitatively material and do not represent a material right. Initial franchise fees are non-refundable and are typically collected upon signing of the franchise agreement. Initial franchise fees are recorded as deferred revenue when received and are recognized on a straight-line basis over the franchise life, which we have determined to be ten years (and five years for renewals) as we fulfill our promise to grant the franchisee the rights to access and benefit from our intellectual property and to support and maintain the intellectual property.

We may enter into an area development agreement with certain franchisees. Area development agreements are for a territory in which a developer has agreed to develop and operate a certain number of franchise locations over a stipulated period of time. The related territory is unavailable to any other party and is no longer marketed to future franchisees by us. Depending on the number of studios purchased, under franchise agreements or area development agreements, the initial franchise fee ranges from $60,000 (single studio), to $350,000 (ten studios) and is paid to us when a franchisee signs the area development agreement. Area development fees are initially recorded as deferred revenue. The development fees are allocated to the number of studios purchased under the development agreement. The revenue is recognized on a straight-line basis over the franchise life for each studio under the development agreement. Development fees and franchise fees are generally recognized as revenue upon the termination of the development agreement with the franchisee.

We may enter into master franchise agreements with master franchisees, under which the master franchisee sells licenses to franchisees in one or more countries outside of North America. The master franchise agreements generally provide a ten-year period under which the master franchisee may sell licenses. The master franchise agreement term ends on the earlier of the expiration or termination of the last franchise agreement sold by the master franchisee. Initial master franchise fees are recorded as deferred revenue when received and are recognized on a straight-line basis over 20 years.

Franchise royalty fee revenue: Royalty revenue represents royalties earned from each of the franchised studios in accordance with the franchise disclosure document and the franchise agreement for use of the various brands' names, processes and procedures. The royalty rate in the franchise agreement is typically 7% of the gross sales of each location operated by each franchisee. Royalties are billed on a monthly basis. The royalties are entirely related to our performance obligation under the franchise agreement and are billed and recognized as franchisee sales occur.

Technology fees: We may provide access to third-party or other proprietary technology solutions to the franchisee for a fee. The technology solution may include various software licenses for statistical tracking, scheduling, allowing club members to record their personal workout statistics, music and technology support. We bill and recognize the technology fee as earned each month as the technology solution service is performed.

Transfer fees: Transfer fees are paid to us when one franchisee transfers a franchise agreement to a different franchisee. Transfer fees are recognized as revenue on a straight-line basis over the term of the new or assumed franchise agreement, unless the original franchise agreement for an existing studio is terminated, in which case the transfer fee is recognized immediately.

Training revenue: We provide coach training services either through direct training of the coaches who are hired by franchisees or by providing the materials and curriculum directly to the franchisees who utilize the materials to train their hired coaches. Direct training fees are recognized over time as training is provided. Training fees for materials and curriculum are recognized at the point in time of delivery of the materials.

We also offer coach training and final coach certification through online classes. Fees received by us for online class training are recognized as revenue over time for the twelve-month period that we are obligated to provide access to the online training content.

Franchise marketing fund revenue

 Franchisees are required to pay marketing fees of 2% of their gross sales. The marketing fees are collected by us monthly and are to be used for the advertising, marketing, market research, product development, public relations programs and materials deemed appropriate to benefit brands. Our promise to provide the marketing services funded through the marketing fund is considered a component of our performance obligation to grant the franchise license. We bill and recognize marketing fund fees as revenue each month as gross sales occur. Marketing fund expenses are recognized as incurred, and any marketing fund expenditures in excess of marketing fund fees are reclassified as selling, general and administrative expenses in the consolidated statements of operations.

Equipment and merchandise revenue

The following revenues are generated as a result of transactions with or related to franchisees.

Equipment revenue: We also sell authorized equipment to franchisees to be used in the franchised studios. Certain franchisees may prepay for equipment, and in that circumstance, the revenue is deferred until delivery. Equipment revenue is recognized when control of the equipment is transferred to the franchisee, which is at the point in time when delivery and installation of the equipment at the studio is complete.

Merchandise revenue: We sell branded and non-branded merchandise to franchisees for retail sales to members at studios. For branded merchandise sales, the performance obligation is satisfied at the point in time of shipment of the ordered branded merchandise to the franchisee. For such branded merchandise sales, we are the principal in the transaction as we control the merchandise prior to it being delivered to the franchisee. We record branded merchandise revenue and related costs upon shipment on a gross basis. Franchisees have the right to return and/or receive credit for defective merchandise. Returns and credit for defective merchandise were not significant for the years ended years ended December 31, 2022, 2021 and 2020.

For certain non-branded merchandise sales, we earn a commission to facilitate the transaction between the franchisee and the supplier. For such non-branded merchandise sales, we are the agent in the transaction, facilitating the transaction between the franchisee and the supplier, as we do not obtain control of the non-branded merchandise during the order fulfillment process. We record non-branded merchandise commissions revenue at the time of shipment.

Other service revenue

Service revenue: For company-owned transition studios, our distinct performance obligation is to provide fitness classes to the member. Revenue from company-owned transition studios has been very limited as we typically only own a limited number of studios and only for a short period of time pending the resale of the licenses to a franchisee. The company-owned transition studios sell memberships by individual class and by class packages. Revenue from the sale of classes and class packages for a specified number of classes are recognized over time as the member attends and utilizes the classes. Revenues from the sale of class packages for an unlimited number of classes are recognized over time on a straight-line basis over the duration of the contract period.

Digital platform revenue: We grant subscribers access to an online platform, which contains a library of virtual classes that is continually updated, through monthly or annual subscription packages. Revenue is recognized over time on a straight-line basis over the subscription period.

Additionally, we earn commission income from certain of our franchisees' use of certain preferred vendors other than from merchandise and equipment described above. In these arrangements, we are the agent as we are not primarily responsible for fulfilling the orders. Commissions are earned and recognized at the point in time the vendor ships the product to franchisees. In addition, the Company grants vendors access to franchisees' members to provide certain services to the members. Revenue is recognized over time on a straight-line basis over the access period.

Sales taxes, value added taxes and other taxes that are collected in connection with revenue transactions are withheld and remitted to the respective taxing authorities. As such, these taxes are excluded from revenue. We account for shipping and handling as activities to fulfill the promise to transfer the goods. Therefore, shipping and handling fees that are billed to customers, who are primarily franchisees, are recognized in revenue and the associated shipping and handling costs are recognized in cost of product sold as soon as control of the goods transfers to the customer.

Contract Costs

Contract costs consist of deferred commissions resulting from franchise and area development sales by third-party and affiliate brokers and sales personnel. The total commission charged by the broker is deferred at the point of a franchise sale. The commissions are evenly split among the number of studios purchased under the development agreement and begin to be amortized when a subsequent franchise agreement is executed. The commissions are recognized on a straight-line basis over the initial ten-year franchise agreement term to align with the recognition of the franchise agreement or area development fees.

Leases

The below discussions of lease accounting policies are the policies that went into effect beginning on January 1, 2022 with the adoption of ASC 842. For periods prior to January 1, 2022 we applied the policies under ASC 840. See Note 2 in *Item 8: Financial Statements and Supplementary Data* for a discussion of the policies in place under ASC 840.

We lease office space, company-owned transition studios, warehouse, training centers and a video recording studio. Certain real estate leases include one or more options to renew. The exercise of lease renewal options is at our sole discretion. When deemed reasonably certain of exercise, the renewal options are included in the determination of the lease term and lease payment obligation, respectively. The depreciable life of assets and leasehold improvements are limited by the expected lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. When readily determinable, we use the rate implicit in the lease contract in determining the present value of lease payments. If the implicit rate is not provided, we use our incremental borrowing rate based on information available at the lease commencement date, including the lease term. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease. Currently, it is not reasonably certain that we will exercise those options and therefore, we utilized the initial, noncancelable, lease term to calculate the lease assets and corresponding liabilities for all leases. We have certain insignificant short-term leases with an initial term of twelve months or less that are not recorded in the consolidated balance sheets. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We applied the practical expedient as an accounting policy for classes of underlying assets that have fixed payments for non-lease components, to not separate non-lease components from lease components and instead to account for them together as a single lease component, which increases the amount of lease assets and corresponding liabilities.

Business Combinations

We account for business combinations using the acquisition method of accounting, which results in the assets acquired and liabilities assumed being recorded at fair value.

The valuation methodologies used are based upon the nature of the asset or liability. The significant assets measured at fair value include intangible assets. The fair value of trademarks is estimated by following the relief from royalty method. The fair value of franchise agreements is based upon following the excess earnings method. The fair value of internal use software is based upon following the cost method. Inputs used in the methodologies primarily included sales forecasts, projected future cash flows, royalty rate and discount rate commensurate with the risk involved.

Amortization of definite-lived trademarks, franchise agreements and internal use software is recorded over the estimated useful lives of the assets using the straight-line method, which we believe approximates the period during which we expect to receive the related benefits.

Acquisition-Related Contingent Consideration

Some of the business combinations that we have consummated include contingent consideration to be potentially paid based upon the occurrence of future events. Acquisition-related contingent consideration associated with a business combination is initially recognized at fair value and remeasured each reporting period, with changes in fair value recorded in the consolidated statement of operations. The estimates of fair value involve the use of acceptable valuation methods, such as probability-weighted discounted cash flow analysis, and contain uncertainties as they require assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance and assumed discount rates. Changes in the fair value of the acquisition-related contingent consideration result from several factors including changes in the timing and amount of revenue estimates, changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria, changes in discount rates and changes in our stock price. A change in any of these assumptions could produce a different fair value, which could have a material impact on our results of operations. Assuming there had been a 10% increase in the fair value, contingent consideration would have increased by $0.4 million for the year ended December 31, 2022.

Impairment of Long-Lived Assets, Including Goodwill and Intangible Assets

Goodwill has been assigned to our reporting units for purposes of impairment testing. Our ten reporting units are each of the brand names under which we sell franchises. We test for impairment of goodwill annually or sooner whenever events or circumstances indicate that goodwill might be impaired. The annual impairment test is performed as of the first day of our fourth quarter. The annual goodwill test begins with a qualitative assessment, where qualitative factors and their impact on critical inputs are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we determine that a reporting unit has an indication of impairment based on the qualitative assessment, we are required to perform a quantitative assessment. We generally determine the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach. If the carrying value exceeds the estimate of fair value a write-down is recorded. We calculate impairment as the excess of the carrying value of goodwill over the estimated fair value.

During the third quarter of 2022, we determined it was necessary to re-evaluate goodwill of the AKT reporting unit for impairment due to impacts arising from litigation resulting in decline in forecasted and actual cash flows. Therefore, we performed a quantitative assessment of the fair value of the reporting unit using an income approach with assumptions that are considered Level 3 inputs and concluded that the carrying value of the AKT reporting unit exceeded its fair value, resulting in a goodwill impairment of $3,376. The fair value of the reporting unit was determined by discounting estimated future cash flows, which were calculated based on revenue and expense long-term growth assumptions ranging from 2.0% to 5.0%, at a weighted average cost of capital (discount rate) of 16.0%. There were no further impairments recognized over the remainder of 2022. There were no impairments recorded for the years ended December 31, 2021 and 2020.

We test for impairment of indefinite-lived trademarks annually or sooner whenever events or circumstances indicate that trademarks might be impaired. We first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the trademarks is less than the carrying amount. In the absence of sufficient qualitative factors, trademark impairment is determined utilizing a two-step analysis. The two-step analysis involves comparing the fair value to the carrying value of the trademarks. We determine the estimated fair value using a relief from royalty approach. If the carrying amount exceeds the fair value, we impair the trademarks to their fair value.

We assess potential impairments to our long-lived assets, which include property and equipment and amortizable intangible assets, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

During the year ended December 31, 2022, we recorded impairments of trademark and franchise agreements intangible assets related to the AKT reporting unit aggregating $0.3 million. During the year ended December 31, 2021, we recorded aggregate impairments of property and equipment and amortizing intangible assets related to company-owned transition studios aggregating $0.8 million. There were no impairment charges recorded during the year ended December 31, 2020. The estimated fair value of the respective reporting units substantially exceeds their carrying value.

Equity-Based Compensation

We have equity-based compensation plans under which we receive services from our employees as consideration for equity instruments, including profit interest units and restricted stock units ("RSUs"). The compensation expense is determined based on the fair value of the award as of the grant date. Prior to going public, we were issuing shares that were valued based on the underlying units of the parent entity. We utilized a discounted cash flow analysis, a market approach of comparable companies in our industry and a comparable acquisitions analysis. The market approach involves companies in our industry that we determine to be comparable. Comparable acquisitions analysis involves analyzing sales of controlling interests in companies that we determine are comparable. In conducting this valuation, we also took into consideration recent valuation reports of third-party valuation specialists prepared for us, as well as any significant internal and external events occurring subsequent to those reports that may have caused the value of the units to increase or decrease since the dates of those reports. Estimates used in our valuation of equity-based compensation are highly complex and subjective. Valuations and estimates of our common stock value is no longer necessary as we are a publicly traded company and at this point we rely on market price to determine the market value of our shares.

Compensation expense for time-based units is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. Compensation expense for performance-based units will be recorded when the performance targets are met.

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Xponential Fitness, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xponential Fitness, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, changes to stockholders'/member's equity (deficit) and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Costa Mesa, California
March 6, 2023
We have served as the Company's auditor since 2019.


Xponential Fitness, Inc.

Consolidated Balance Sheets
(amounts in thousands, except per share amounts)


	December 31,	
	2022	**2021**
Assets		
Current Assets:		
Cash, cash equivalents and restricted cash	$ 37,370	$ 21,320
Accounts receivable, net (Note 10)	25,555	11,702
Inventories	10,864	6,928
Prepaid expenses and other current assets	6,294	5,271
Deferred costs, current portion	4,131	3,712
Notes receivable from franchisees, net (Note 10)	1,520	2,293
Total current assets	85,734	51,226
Property and equipment, net	18,524	12,773
Right-of-use assets	30,079	—
Goodwill	165,697	169,073
Intangible assets, net	137,175	136,863
Deferred costs, net of current portion	43,620	42,015
Notes receivable from franchisees, net of current portion (Note 10)	1,067	3,041
Other assets	795	553
Total assets	$ 482,691	$ 415,544
Liabilities, redeemable convertible preferred stock and equity (deficit)		
Current Liabilities:		
Accounts payable	$ 16,185	$ 14,905
Accrued expenses	12,295	21,045
Deferred revenue, current portion	31,996	22,747
Notes payable	—	983
Current portion of long-term debt	3,035	2,960
Other current liabilities	9,265	3,253
Total current liabilities	72,776	65,893
Deferred revenue, net of current portion	109,465	95,691
Contingent consideration from acquisitions (Note 17)	28,182	54,881
Long-term debt, net of current portion, discount and issuance costs	133,039	127,983
Lease liability	30,583	—
Other liabilities	8,633	4,675
Total liabilities	382,678	349,123
Commitments and contingencies (Note 17)		
Redeemable convertible preferred stock, $0.0001 par value, 400 shares authorized, 200 shares issued and outstanding as of December 31, 2022 and 2021	308,075	276,890
Stockholders' equity (deficit):		
Undesignated preferred stock, $0.0001 par value, 4,600 shares authorized, none issued and outstanding as of December 31, 2022 and 2021	—	—
Class A common stock, $0.0001 par value, 500,000 shares authorized, 27,571 and 23,898 shares issued and outstanding as of December 31, 2022 and 2021, respectively	3	2
Class B common stock, $0.0001 par value, 500,000 shares authorized, 21,647 and 22,969 shares issued, and 21,572 and 22,969 shares outstanding as of December 31, 2022 and 2021, respectively	2	2
Additional paid-in capital	505,186	—
Receivable from shareholder (Note 10)	(16,369)	(10,600)
Accumulated deficit	(641,903)	(643,833)
Treasury stock, at cost, 75 shares outstanding as of December 31, 2022, no shares outstanding as of December 31, 2021	(1,697)	—
Total stockholders' deficit attributable to Xponential Fitness, Inc.	(154,778)	(654,429)
Noncontrolling interests	(53,284)	443,960
Total stockholders' deficit	(208,062)	(210,469)
Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$ 482,691	$ 415,544


See accompanying notes to consolidated financial statements.


Xponential Fitness, Inc.

Consolidated Statements of Operations
(amounts in thousands, except per share amounts)

	Years Ended December 31,		
	2022	2021	2020
Revenue, net:			
Franchise revenue	$ 115,286	$ 74,459	$ 48,056
Equipment revenue	43,461	22,583	20,642
Merchandise revenue	27,073	20,140	16,648
Franchise marketing fund revenue	20,384	13,623	7,448
Other service revenue	38,750	24,274	13,798
Total revenue, net	244,954	155,079	106,592
Operating costs and expenses:			
Costs of product revenue	47,220	28,550	25,727
Costs of franchise and service revenue	18,447	12,716	8,392
Selling, general and administrative expenses (Note 10)	129,108	94,798	60,917
Depreciation and amortization	15,315	10,172	7,651
Marketing fund expense	17,290	13,044	7,101
Acquisition and transaction expenses (income)	2,438	26,618	(10,990)
Total operating costs and expenses	229,818	185,898	98,798
Operating income (loss)	15,136	(30,819)	7,794
Other (income) expense:			
Interest income	(1,805)	(1,164)	(345)
Interest expense (Note 10)	13,017	24,709	21,410
Other expense	523	—	—
Gain on debt extinguishment	—	(3,707)	—
Total other expense	11,735	19,838	21,065
Income (loss) before income taxes	3,401	(50,657)	(13,271)
Income taxes	526	783	369
Net income (loss)	2,875	(51,440)	(13,640)
Less: Net income (loss) attributable to noncontrolling interests	945	(32,611)	—
Net income (loss) attributable to Xponential Fitness, Inc.	$ 1,930	$ (18,829)	$ (13,640)
Net loss per share of Class A common stock:			
Basic	$ (0.87)	$ (2.85)	N/A
Diluted	$ (0.87)	$ (2.85)	N/A
Weighted average shares of Class A common stock outstanding:			
Basic	25,295	22,403	N/A
Diluted	25,295	22,403	N/A

See accompanying notes to consolidated financial statements.

Xponential Fitness, Inc.
Consolidated Statements of Changes to Stockholders'/Member's Equity (Deficit)
(amounts in thousands)

	Class A Common Stock		Class B Common Stock		Treasury Stock								
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Member's Contribution	Receivable from Member/ Shareholder	Accumulated Deficit	Noncontrolling interests	Total Equity (Deficit)	Redeemable noncontrolling interests
Balance at January 1, 2020	—	$ —	—	$ —	—	$ —	$ —	$ 152,265	$ (31,735)	$ (93,852)	$ —	$ 26,678	$ —
Equity-based compensation	—	—	—	—	—	—	—	1,751	—	—	—	1,751	—
Member contributions	—	—	—	—	—	—	—	32,884	—	—	—	32,884	—
Distributions to Member	—	—	—	—	—	—	—	(73,203)	—	—	—	(73,203)	—
Payment received from Member, net	—	—	—	—	—	—	—	—	30,279	—	—	30,279	—
Net loss	—	—	—	—	—	—	—	—	—	(13,640)	—	(13,640)	—
Balance at December 31, 2020	—	—	—	—	—	—	—	113,697	(1,456)	(107,492)	—	4,749	—
Activity prior to Reorganization Transactions and IPO													
Equity-based compensation	—	—	—	—	—	—	—	708	—	—	—	708	—
Parent contribution of Rumble assets	—	—	—	—	—	—	—	20,483	—	—	—	20,483	—
Distributions to Member	—	—	—	—	—	—	—	(10,600)	—	—	—	(10,600)	—
Payment received from Member, net	—	—	—	—	—	—	—	—	1,456	—	—	1,456	—
Net loss	—	—	—	—	—	—	—	—	—	(13,342)	—	(13,342)	—
Balance prior to Reorganization Transactions and IPO	—	—	—	—	—	—	—	124,288	—	(120,834)	—	3,454	—
Activity in connection with Reorganization Transactions and IPO													
Effect of Reorganization Transactions	12,994	1	23,543	2	—	—	—	(124,288)	(10,600)	(202,374)	—	(337,259)	282,513
Issuance of Class A common stock at the IPO, net of underwriting and offering costs	10,000	1	—	—	—	—	104,387	—	—	—	—	104,388	—
Purchase of shares from LCAT shareholders	—	—	—	—	—	—	(104,387)	—	—	(46,598)	—	(150,985)	—
Issuance of Class A common stock for underwriters' option to purchase additional shares	904	—	—	—	—	—	10,116	—	—	—	—	10,116	—
Redemption of Class B shares	—	—	(750)	—	—	—	(9,000)	—	—	—	—	(9,000)	—
Balance post the Reorganization Transactions and IPO	23,898	2	22,793	2	—	—	1,116	—	(10,600)	(369,806)	—	(379,286)	282,513
Activity after the Reorganization Transactions and IPO but prior to the amendment of the LLC agreement													
Net loss	—	—	—	—	—	—	—	—	—	(17,155)	—	(17,155)	(17,568)
Equity-based compensation	—	—	—	—	—	—	2,089	—	—	—	—	2,089	5,731
Fair value adjustment for redeemable noncontrolling interest	—	—	—	—	—	—	(2,065)	—	—	(172,385)	—	(174,450)	174,450
Removing the redeemable feature of the noncontrolling interest	—	—	—	—	—	—	—	—	—	—	445,126	445,126	(445,126)
Balance subsequent to the amendment of the LLC agreement	23,898	2	22,793	2	—	—	1,140	—	(10,600)	(559,346)	445,126	(123,676)	—
Activity subsequent to the amendment of the LLC agreement													
Vesting of Class B shares	—	—	176	—	—	—	—	—	—	—	—	—	—
Adjustment of preferred stock to redemption value	—	—	—	—	—	—	(1,116)	—	—	(77,378)	—	(78,494)	—
Equity-based compensation	—	—	—	—	—	—	283	—	—	—	535	818	—
Payment of preferred stock dividends	—	—	—	—	—	—	(307)	—	—	(5,435)	—	(5,742)	—
Net loss	—	—	—	—	—	—	—	—	—	(1,674)	(1,701)	(3,375)	—
Balance at December 31, 2021	23,898	2	22,969	2	—	—	—	—	(10,600)	(643,833)	443,960	(210,469)	—
Equity based compensation	—	—	—	—	—	—	12,925	—	—	—	12,193	25,118	—
Net income (loss)	—	—	—	—	—	—	—	—	—	1,930	945	2,875	—
Conversion of Class B shares to Class A shares	3,303	—	(3,303)	—	—	—	510,382	—	—	—	(510,382)	—	—
Vesting of Class B Shares	—	—	1,981	—	—	—	—	—	—	—	—	—	—
Vesting of restricted share units, net of shares withheld for taxes	370	1	—	—	—	—	(1,909)	—	—	—	—	(1,908)	—
Loan to shareholder and accumulated interest	—	—	—	—	—	—	—	—	(5,769)	—	—	(5,769)	—
Payment of preferred stock dividend	—	—	—	—	—	—	(13,000)	—	—	—	—	(13,000)	—
Adjustment of preferred stock to redemption value	—	—	—	—	—	—	(31,185)	—	—	—	—	(31,185)	—
Settlement of contingent consideration	—	—	—	—	—	—	29,070	—	—	—	—	29,070	—
Purchase of treasury stock	—	—	—	—	75	(1,697)	(1,097)	—	—	—	—	(2,794)	—
Balance at December 31, 2022	27,571	$ 3	21,647	$ 2	75	$ (1,697)	$ 505,186	$ —	$ (16,369)	$ (641,903)	$ (53,284)	$ (208,062)	$ —

See accompanying notes to consolidated financial statements.

Xponential Fitness, Inc.
Consolidated Statements of Cash Flows
(amounts in thousands)

	Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 2,875	$ (51,440)	$ (13,640)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	15,315	10,172	7,651
Amortization and write off of debt issuance cost	126	5,749	3,096
Amortization and write off of discount on long-term debt	613	2,704	—
Change in contingent consideration from acquisitions	2,440	25,640	(10,990)
Amortization of right-of-use assets	2,655	—	—
Bad debt expense (recovery)	(712)	410	2,766
Equity-based compensation	29,044	9,699	1,751
Non-cash interest	(1,069)	583	1,321
Gain on debt extinguishment	—	(3,707)	—
Loss (gain) from disposal of assets	(78)	483	68
Impairment of studio assets	—	781	—
Impairment of brand assets	3,656	—	—
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(12,720)	(6,608)	2,977
Inventories	(3,936)	(768)	(1,392)
Prepaid expenses and other current assets	(1,023)	(4,220)	(2,904)
Operating lease liabilities	(2,496)	—	—
Deferred costs	(2,024)	(7,122)	(1,204)
Notes receivable, net	33	137	210
Accounts payable	469	(3,013)	1,709
Accrued expenses	(5,008)	3,596	1,914
Related party payable	—	(1)	(28)
Other current liabilities	2,226	1,449	(955)
Deferred revenue	18,223	30,011	7,005
Other assets	(240)	1	(196)
Other liabilities	3,301	(85)	113
Net cash provided by (used in) operating activities	51,670	14,451	(728)
Cash flows from investing activities:			
Purchases of property and equipment	(8,955)	(3,638)	(1,880)
Purchase of studios	—	(450)	(1,150)
Proceeds from sale of assets	65	433	58
Purchase of intangible assets	(7,177)	(1,220)	(1,010)
Notes receivable issued	(1,782)	(2,258)	(619)
Notes receivable payment received	3,236	820	—
Acquisition of businesses	—	(44,322)	—
Net cash used in investing activities	(14,613)	(50,635)	(4,601)
Cash flows from financing activities:			
Borrowings from line of credit	—	—	10,000
Payments on line of credit	—	—	(18,000)
Borrowings from long-term debt	7,425	255,980	188,665
Payments on long-term debt	(2,978)	(310,600)	(149,219)
Debt issuance costs	(55)	(996)	(5,158)
Proceeds from the issuance of Class A common stock, net of underwriting costs	—	122,016	—
Payments of costs related to IPO	—	(3,082)	—
Payments to purchase 750,000 LLC units/Class B Shares	—	(9,000)	—
Proceeds from issuance of redeemable convertible preferred stock, net of offering costs	—	198,396	—
Payment to purchase all of the shares of LCAT from LCAT shareholders	—	(144,485)	—
Payment of H&W Cash Merger Consideration	—	(11,720)	—
Payments to acquire the Preferred Units and LLC Units	—	(20,493)	—
Exchange of LLC units for Class B shares	—	2	—
Payment of preferred stock dividend and deemed dividend	(16,250)	(8,992)	—
Payment of contingent consideration	(2,190)	(12,154)	(3,250)
Payments on loans from related party (Note 10)	—	(85)	(111)
Member contributions	—	562	27,286
Payments for taxes related to net share settlement of restricted share units	(1,909)	—	—
Distributions to Member	—	(10,600)	(73,203)
Loan to shareholder (Note 10)	(5,050)	—	—
Receipts from Member, net (Note 10)	—	1,456	30,279
Net cash provided by (used in) financing activities	(21,007)	46,205	7,289
Increase in cash, cash equivalents and restricted cash	16,050	10,021	1,960
Cash, cash equivalents and restricted cash, beginning of year	21,320	11,299	9,339
Cash, cash equivalents and restricted cash, end of year	$ 37,370	$ 21,320	$ 11,299

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(amounts in thousands)

	Years Ended December 31,					
	2022		**2021**		**2020**	
Supplemental cash flow information:						
Interest paid	$	11,631	$	16,136	$	17,035
Income taxes paid		2,785		1,403		228
Noncash investing and financing activity:						
Capital expenditures accrued	$	1,407	$	595	$	196
Contingent consideration converted to Member contribution (Note 10)		—		—		5,598
Contingent consideration converted to equity (Note 10)		29,070		—		—
Debt issuance costs added to debt principal		—		—		975
Parent contribution of Rumble assets		—		20,483		—
Original contingent consideration related to Rumble		—		23,100		—
Rumble note receivable from shareholder		—		10,600		—
Collateralization of note from shareholder with treasury shares (Note 10)		1,697		—		—
Adjustment of preferred stock to redemption value		31,185		78,494		—
Adjustment of redeemable noncontrolling interest		—		174,450		—
Deferred offering costs reclassified into equity		—		4,429		—
Accrued deemed dividend		—		3,250		—
Intangible asset acquired in exchange for deferred revenue		4,800		—		—

See accompanying notes to consolidated financial statements.

Xponential Fitness, Inc.
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

Note 1 – Nature of Business and Operations

Xponential Fitness, Inc. (the "Company" or "XPO Inc."), was formed as a Delaware corporation on January 14, 2020. On July 23, 2021, the Company completed an initial public offering ("IPO") of 10,000 shares of Class A common stock and entered into a series of transactions to implement an internal reorganization. Pursuant to a reorganization into a holding company structure, the Company is a holding company with its principal asset being an ownership interest in Xponential Fitness LLC ("XPO LLC") through its ownership interest in Xponential Intermediate Holdings, LLC ("XPO Holdings"). Information for any period prior to July 23, 2021 relates to XPO LLC.

XPO LLC was formed on August 11, 2017 as a Delaware limited liability company for the sole purpose of franchising fitness brands in several verticals within the boutique fitness industry. XPO LLC is a wholly owned subsidiary of XPO Holdings, which was formed on February 24, 2020, and prior to the IPO, ultimately, H&W Franchise Holdings, LLC (the "Parent"). Prior to the formation of XPO Holdings, the Company was a wholly owned subsidiary of H&W Franchise Intermediate Holdings, LLC (the "Member").

As of December 31, 2022, the Company's portfolio of ten brands consists of: "Club Pilates," a Pilates facility franchisor; "CycleBar," a premier indoor cycling franchise; "StretchLab," a fitness concept offering one-on-one assisted stretching services; "Row House," a rowing concept that provides an effective and efficient workout centered around the sport of rowing; "YogaSix," a yoga concept that concentrates on connecting to one's body in a way that is energizing; "AKT," a dance-based cardio workout concept that combines toning, interval and circuit training; "Pure Barre," a total body workout concept that uses the ballet barre to perform small isometric movements; "Stride," a running concept that offers treadmill-based high-intensity interval training and strength-training; "Rumble," a boxing concept that offers boxing-inspired group fitness classes, which was acquired on March 24, 2021; and "BFT," a high-intensity interval training concept that combines functional, high-energy strength, cardio, and conditioning-based classes, designed to achieve the unique health goals of its members, which was acquired on October 13, 2021. The Company, through its brands, licenses its proprietary systems to franchisees who in turn operate studios to promote training and instruction programs to their club members within each vertical. In addition to franchised studios, the Company operated 55, 25 and 40 company-owned transition studios as of December 31, 2022, 2021 and 2020, respectively.

In connection with the IPO, XPO Inc. entered into a series of transactions to implement an internal reorganization (the "Reorganization Transactions"). The pre-IPO members of XPO Holdings (the "Pre-IPO LLC Members") who retained their equity ownership in the form of limited liability company units (the "LLC Units"), immediately following the consummation of the Reorganization Transactions are referred to as "Continuing Pre-IPO LLC Members."

Because XPO Inc. manages and operates the business and controls the strategic decisions and day-to-day operations of XPO LLC through its ownership of XPO Holdings and because it also has a substantial financial interest in XPO LLC through its ownership of XPO Holdings, it consolidates the financial results of XPO LLC and XPO Holdings, and a portion of its net income (loss) is allocated to the noncontrolling interest to reflect the entitlement of the Continuing Pre-IPO LLC Members to a portion of XPO Holdings' net income or loss.

Immediately following the closing of the IPO, XPO LLC is the predecessor of the Company for financial reporting purposes. As the sole managing member of XPO LLC, the Company operates and controls all of the business and affairs of XPO LLC. The Reorganization Transactions are accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of the Company recognize the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts, as reflected in the historical consolidated financial statements of XPO LLC. The Company consolidates XPO LLC on its consolidated financial statements and records a noncontrolling interest related to the Class B units held by the Class B stockholders on its consolidated balance sheet and statement of operations.

Basis of presentation – The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

(amounts in thousands, except per share amounts)

On October 13, 2021 and March 24, 2021, the Company acquired the rights to franchise the BFT and Rumble concepts, respectively, and has included the results of operations of BFT and Rumble in its consolidated statements of operations from the acquisition dates forward. See Note 3 for additional information.

Principles of consolidation – The Company's consolidated financial statements include the accounts of its wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Use of estimates – The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Actual results could differ from these estimates under different assumptions or conditions.

Note 2 – Summary of Significant Accounting Policies

Segment and geographic information – Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's Chief Executive Officer is the Company's CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it operates in one reportable and operating segment. During the years ended December 31, 2022, 2021 and 2020, the Company generated $12,823, $2,741 and $1,213 of revenue outside of the United States, respectively. As of December 31, 2022 and 2021, the Company did not have material assets located outside of the United States.

Cash, cash equivalents and restricted cash – The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company has marketing fund restricted cash, which can only be used for activities that promote the Company's brands. In July 2022, the Company issued a $750 standby letter of credit to a third-party financing company, who provides loans to the Company's qualified franchisees. The standby letter of credit is contingent upon the failure of franchisees to perform according to the terms of underlying contracts with the third party. The Company deposited cash in a restricted account as collateral for the standby letter of credit. In addition, the Company, as a guarantor, is required to recognize, at inception of the guaranty, a liability for the fair value of the obligation undertaken in issuing the guarantee. See Note 17 for further discussion of such obligations guaranteed.

Restricted cash was $5,381 and $1,427 at December 31, 2022 and 2021, respectively

Concentration of credit risk—Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable and notes receivable. The Company maintains its cash with high-credit quality financial institutions. At December 31, 2022 and 2021, the Company had cash, cash equivalents and restricted cash that total $33,961 and $12,852, respectively, on deposit with high-credit quality financial institutions that exceed federally insured limits. The Company has not experienced any loss as a result of these or previous similar deposits. In addition, the Company closely monitors the extension of credit to its franchisees while maintaining allowances for potential credit losses.

Accounts receivable and allowance for doubtful accounts – Accounts receivable primarily consist of amounts due from franchisees and vendors. These receivables primarily relate to royalties, advertising contributions, equipment and product sales, training, vendor commissions and other miscellaneous charges. Receivables are unsecured; however, the franchise agreements provide the Company the right to withdraw funds from the franchisee's bank account or to terminate the franchise for nonpayment. On a periodic basis, the Company evaluates its accounts receivable balance and establishes an allowance for doubtful accounts based on a number of factors, including evidence of the franchisee's ability to comply with credit terms, economic conditions and historical receivables. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. At December 31, 2022 and 2021, the allowance for doubtful accounts was $865 and $2,193, respectively.

(amounts in thousands, except per share amounts)

Inventories – Inventories are comprised of finished goods including equipment and branded merchandise primarily held for sale to franchisees. Cost is determined using the first-in-first-out method. Management analyzes obsolete, slow-moving and excess merchandise to determine adjustments that may be required to reduce the carrying value of such inventory to the lower of cost or net realizable value. Write-down of obsolete or slow-moving and excess inventory charges are included in costs of product revenue in the consolidated statements of operations.

Deferred offering costs – Deferred offering costs, primarily consisted of legal, accounting and other fees relating to the Company's initial public offering. Upon consummation of the IPO in July 2021, total deferred offering costs of $7,511 were reclassified to additional paid-in capital within stockholders' equity and recorded against the proceeds of the IPO.

Property and equipment, net – Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized on a straight-line method, based on the following estimated useful lives:

Furniture and equipment	5 years
Computers and software	3-5 years
Vehicles	5 years
Leasehold improvements	Lesser of useful life or lease term

Software consists primarily of costs associated with web development projects. The Company capitalizes eligible costs to acquire, develop, or modify digital platforms that are incurred subsequent to the preliminary project stage. Depreciation of these assets begins upon the initial usage of the digital platforms.

The cost and accumulated depreciation of assets sold or retired are removed from the accounts and any gain or loss is included in the results of operations during the period of sale or disposal. Costs for repairs and maintenance are expensed as incurred. Repairs and maintenance costs for the years ended December 31, 2022, 2021 and 2020 were insignificant.

Goodwill and indefinite-lived intangible assets – Indefinite-lived intangible assets consist of goodwill and certain trademarks.

Goodwill – The Company tests for impairment of goodwill annually or sooner whenever events or circumstances indicate that goodwill might be impaired. Goodwill has been assigned to reporting units for purposes of impairment testing. The Company's reporting units are the brand names under which it sells franchises. The annual impairment test is performed as of the first day of the Company's fourth quarter. The annual impairment test begins with a qualitative assessment, where qualitative factors and their impact on critical inputs are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company determines that a reporting unit has an indication of impairment based on the qualitative assessment, it is required to perform a quantitative assessment. The Company generally determines the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach. If the carrying value exceeds the estimate of fair value, a write-down is recorded. The Company calculates impairment as the excess of the carrying value of goodwill over the estimated fair value. During the third quarter of 2022, the Company determined that the AKT reporting unit had an indication of impairment based on a qualitative assessment and performed a quantitative assessment. For further discussion, see Note 7. As a result, the Company recognized an impairment loss to write-off the goodwill associated with the AKT reporting unit. There were no further impairments recognized over the remainder of 2022. There were no impairments recorded for the years ended December 31, 2021 and 2020.

Trademarks – The Company tests for impairment of trademarks with an indefinite life annually or sooner whenever events or circumstances indicate that trademarks might be impaired. The Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the trademarks is less than the carrying amount. In the absence of sufficient qualitative factors, trademark impairment is determined utilizing a two-step analysis. The two-step analysis involves comparing the fair value to the carrying value of the trademarks. The Company determines the estimated fair value using a relief from royalty approach. If the carrying amount exceeds the fair value, the Company impairs the trademarks to their fair value. There were no impairments recorded for the years ended December 31, 2022, 2021 and 2020.

(amounts in thousands, except per share amounts)

Definite-lived intangible assets – Definite-lived intangible assets, consisting of franchise agreements, reacquired franchise rights, customer relationships, non-compete agreements, certain trademarks and web design and domain, are amortized using the straight-line method over the estimated remaining economic lives. Deferred video production costs are amortized on an accelerated basis. Amortization expense related to intangible assets is included in depreciation and amortization expense. The recoverability of the carrying values of all intangible assets with finite lives is evaluated when events or changes in circumstances indicate an asset's value may be impaired. Impairment testing is based on a review of forecasted undiscounted operating cash flows. If such analysis indicates that the carrying value of these assets is not recoverable, the carrying value of such assets is reduced to fair value, which is determined based on discounted future cash flows, through a charge to the consolidated statements of operations. Definite-lived intangible asset impairments of $280, $118 and $0 were recorded for the years ended December 31, 2022, 2021 and 2020, respectively. Definite-lived intangible asset impairments during the year ended December 31, 2022, related to trademark and franchise agreements of the AKT reporting unit for which the carrying value was deemed not recoverable. Definite-lived intangible asset impairments during the year ended December 31, 2021, related to company-owned transition studio assets for which the carrying value was deemed not recoverable.

Revenue recognition – The Company's contracts with customers consist of franchise agreements with franchisees. The Company also enters into agreements to sell merchandise and equipment, training, on-demand video services and membership to company-owned transition studios. The Company's revenues primarily consist of franchise license revenues, other franchise related revenues including equipment and merchandise sales and training revenue. In addition, the Company earns on-demand revenue, service revenue and other revenue.

Each of the Company's primary sources of revenue and their respective revenue policies are discussed further below.

Franchise revenue –

The Company enters into franchise agreements for each franchised studio. The Company's performance obligation under the franchise license is granting certain rights to access the Company's intellectual property; all other services the Company provides under the franchise agreement are highly interrelated, not distinct within the contract, and therefore accounted for as a single performance obligation, which is satisfied over the term of each franchise agreement. Those services include initial development, operational training, preopening support and access to the Company's technology throughout the franchise term. Fees generated related to the franchise license include development fees, royalty fees, marketing fees, technology fees and transfer fees, which are discussed further below. Variable fees are not estimated at contract inception, and are recognized as revenue when invoiced, which occurs monthly. The Company has concluded that its agreements do not contain any financing components.

Franchise development fee revenue – The Company's franchise agreements typically operate under ten-year terms with the option to renew for up to two additional five-year successor terms. The Company determined the renewal options are neither qualitatively nor quantitatively material and do not represent a material right. Initial franchise fees are non-refundable and are typically collected upon signing of the franchise agreement. Initial franchise fees are recorded as deferred revenue when received and are recognized on a straight-line basis over the franchise life, which the Company has determined to be ten years, as the Company fulfills its promise to grant the franchisee the rights to access and benefit from the Company's intellectual property and to support and maintain the intellectual property.

The Company may enter into an area development agreement with certain franchisees. Area development agreements are for a territory in which a developer has agreed to develop and operate a certain number of franchise locations over a stipulated period of time. The related territory is unavailable to any other party and is no longer marketed to future franchisees by the Company. Depending on the number of studios purchased under franchise agreements or area development agreements, the initial franchise fee ranges from $60 (single studio) to $350 (ten studios) and is paid to the Company when a franchisee signs the area development agreement. Area development fees are initially recorded as deferred revenue. The development fees are allocated to the number of studios purchased under the development agreement. The revenue is recognized on a straight-line basis over the franchise life for each studio under the development agreement. Development fees and franchise fees are generally recognized as revenue upon the termination of the development agreement with the franchisee.

The Company may enter into master franchise agreements with master franchisees, under which the master franchisee sells licenses to franchisees in one or more countries outside of North America. The master franchise agreements generally provide a ten-year period under which the master franchisee may sell licenses. The master franchise agreement term ends on the earlier of the expiration or termination of the last franchise agreement sold by the master franchisee. Initial master franchise fees are recorded as deferred revenue when received and are recognized on a straight-line basis over 20 years.

Franchise royalty fee revenue – Royalty revenue represents royalties earned from each of the franchised studios in accordance with the franchise disclosure document and the franchise agreement for use of the brands' names, processes and procedures. The royalty rate in the franchise agreement is typically 7% of the gross sales of each location operated by each franchisee. Royalties are billed on a monthly basis. The royalties are entirely related to the Company's performance obligation under the franchise agreement and are billed and recognized as franchisee sales occur.

Technology fees – The Company may provide access to third-party or other proprietary technology solutions to the franchisees for a fee. The technology solution may include various software licenses for statistical tracking, scheduling, allowing club members to record their personal workout statistics, music and technology support. The Company bills and recognizes the technology fee as earned each month as the technology solution service is performed.

Transfer fees – Transfer fees are paid to the Company when one franchisee transfers a franchise agreement to a different franchisee. Transfer fees are recognized as revenue on a straight-line basis over the term of the new or assumed franchise agreement, unless the original franchise agreement for an existing studio is terminated, in which case the transfer fee is recognized immediately.

Training revenue – The Company provides coach training services either through direct training of the coaches who are hired by franchisees or by providing the materials and curriculum directly to the franchisees who utilize the materials to train their hired coaches. Direct training fees are recognized over time as training is provided. Training fees for materials and curriculum are recognized at the point in time of delivery of the materials.

The Company also offers coach training and final coach certification through online classes. Fees received by the Company for online class training are recognized as revenue over time for the 12-month period that the Company is obligated to provide access to the online training content.

Franchise marketing fund revenue –

Franchisees are required to pay marketing fees of 2% of their gross sales. The marketing fees are collected by the Company on a monthly basis and are to be used for the advertising, marketing, market research, product development, public relations programs and materials deemed appropriate to benefit brands. The Company's promise to provide the marketing services funded through the marketing fund is considered a component of the Company's performance obligation to grant the franchise license. The Company bills and recognizes marketing fund fees as revenue each month as gross sales occur.

Equipment and merchandise revenue –

The following revenues are generated as a result of transactions with or related to the Company's franchisees.

Equipment revenue – The Company sells authorized equipment to franchisees to be used in the franchised studios. Certain franchisees may prepay for equipment, and in that circumstance, the revenue is deferred until delivery. Equipment revenue is recognized when control of the equipment is transferred to the franchisee, which is at the point in time when delivery and installation of the equipment at the studio is complete.

Merchandise revenue – The Company sells branded and non-branded merchandise to franchisees for retail sales to customers at studios. For branded merchandise sales, the performance obligation is satisfied at the point in time of shipment of the ordered branded merchandise to the franchisee. For such branded merchandise sales, the Company is the principal in the transaction as it controls the merchandise prior to it being delivered to the franchisee. The Company records branded merchandise revenue and related costs upon shipment on a gross basis. Customers have the right to return and/or receive credit for defective merchandise. Returns and credit for defective merchandise were insignificant for the years ended December 31, 2022, 2021 and 2020.

(amounts in thousands, except per share amounts)

For certain non-branded merchandise sales, the Company earns a commission to facilitate the transaction between the franchisee and the supplier. For such non-branded merchandise sales, the Company is the agent in the transaction, facilitating the transaction between the franchisee and the supplier, as the Company does not obtain control of the non-branded merchandise during the order fulfillment process. The Company records non-branded merchandise commissions revenue at the time of shipment.

Other revenue –

Service revenue – Historically, the revenue from company-owned transition studios has been very limited as the Company typically only owns a small number of studios and only for a short period of time pending the resale of the license to a franchisee. For company-owned transition studios, the Company's distinct performance obligation is to provide fitness classes to the customer. The company-owned studios sell memberships by individual class and by class packages. Revenue from the sale of classes and class packages for a specified number of classes are recognized over time as the customer attends and utilizes the classes. Revenues from the sale of class packages for an unlimited number of classes are recognized over time on a straight-line basis over the duration of the contract period.

On-demand revenue – The Company grants a subscriber access to an online hosted platform, which contains a library of web-based classes that is continually updated, through monthly or annual subscription packages. Revenue is recognized over time on a straight-line basis over the subscription period.

Other revenue – The Company earns commission income from certain of its franchisees' use of certain preferred vendors. In these arrangements, the Company is the agent as it is not primarily responsible for fulfilling the orders. Commissions are earned and recognized at the point in time the vendor ships the product to franchisees. In addition, the Company grants vendors access to franchisees' members to provide certain services to the members for a fee. Revenue is recognized over time on a straight-line basis over the access period.

Sales taxes, value added taxes and other taxes that are collected in connection with revenue transactions are withheld and remitted to the respective taxing authorities. As such, these taxes are excluded from revenue. The Company elected to account for shipping and handling as activities to fulfill the promise to transfer the goods. Therefore, shipping and handling fees that are billed to franchisees are recognized in revenue and the associated shipping and handling costs are recognized in cost of product sold as soon as control of the goods transfers to the franchisee.

Credit Losses – The Company's accounts and notes receivable are recorded at net realizable value, which includes an appropriate allowance for estimated credit losses. The estimate of credit losses is based upon historical bad debts, current receivable balances, age of receivable balances, the customer's financial condition and current economic trends, all of which are subject to change. Actual uncollected amounts have historically been consistent with the Company's expectations. The Company's payment terms on its receivables from franchisees are generally 30 days.

The following table provides a reconciliation of the activity related to the Company's accounts receivable, other receivables and notes receivable allowance for credit losses:

	Accounts receivable	Other receivables	Notes receivable	Total
Balance at January 1, 2020	$ 225	$ 429	$ 1,975	$ 2,629
Bad debt expense recognized during the year	2,685	—	81	2,766
Write-off of uncollectible amounts	(505)	—	(147)	(652)
Balance at December 31, 2020	2,405	429	1,909	4,743
Bad debt expense recognized during the year	102	—	308	410
Write-off of uncollectible amounts	(314)	—	(78)	(392)
Balance at December 31, 2021	2,193	429	2,139	4,761
Bad debt expense (recovery) recognized during the year	(705)	(429)	422	(712)
Write-off of uncollectible amounts	(623)	—	(1,842)	(2,465)
Balance at December 31, 2022	$ 865	$ —	$ 719	$ 1,584

(amounts in thousands, except per share amounts)

Shipping and handling fees – Shipping and handling fees billed to customers are recorded in merchandise and equipment revenues. The costs associated with shipping goods to customers are included in costs of product revenue in the consolidated statements of operations.

Costs of franchise and service revenue – Costs of franchise and service revenue consists of commissions related to the signing of franchise agreements, travel and personnel expenses related to the on-site training provided to the franchisees, and expenses related to the purchase of the technology packages and the related monthly fees. Costs of franchise and service revenue excludes depreciation and amortization.

Costs of product revenue – Costs of product revenue consists of cost of equipment and merchandise and related freight charges. Costs of product revenue excludes depreciation and amortization.

Advertising costs – Advertising costs are expensed as incurred. Advertising costs are included in selling, general and administrative expenses. For the years ended December 31, 2022, 2021 and 2020, the Company had approximately $7,685, $6,890 and $5,409, respectively, of advertising costs, including amounts spent in excess of marketing fund revenue.

Selling, general and administrative expenses – The Company's selling, general and administrative ("SG&A") expenses primarily consist of salaries and wages, sales and marketing expenses, professional and legal fees, occupancy expenses, management fees, travel expenses and conference expenses.

Marketing fund expenses – Marketing fund expenses are recognized as incurred, and any marketing fund expenditures in excess of marketing fund revenue are reclassified as SG&A expenses in the consolidated statements of operations.

Acquisition and transaction expenses (income) – Acquisition and transaction expenses (income) include costs directly related to the acquisition of businesses, which include expenditures for advisory, legal, valuation, accounting and similar services, in addition to amounts recorded for changes in contingent consideration (see Note 16).

Accrued expenses – Accrued expenses consisted of the following:

	December 31,	
	2022	2021
Accrued compensation	$ 4,611	$ 4,248
Contingent consideration from acquisitions, current portion	2,203	3,678
Sales tax accruals	3,186	6,003
Legal accruals	464	2,932
Accrued deemed dividend	—	3,250
Other accruals	1,831	934
Total accrued expenses	$ 12,295	$ 21,045

Comprehensive income – The Company does not have any components of other comprehensive income recorded within the consolidated financial statements and therefore does not separately present a consolidated statement of comprehensive income in the consolidated financial statements.

Fair value measurements – Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*, applies to all financial assets and financial liabilities that are measured and reported on a fair value basis and requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. ASC 820 establishes a valuation hierarchy for disclosures of the inputs to valuations used to measure fair value.

This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates and yield curves), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs that reflect assumptions about what market participants would use in pricing the asset or liability. These inputs would be based on the best information available, including the Company's own data.

The Company's financial instruments include cash, restricted cash, accounts receivable, notes receivable, accounts payable, accrued expenses and notes payable. The carrying amounts of these financial instruments approximates fair value due to their short maturities, proximity of issuance to the balance sheet date or variable interest rate.

Redeemable convertible preferred stock – The redeemable convertible preferred stock (the "Convertible Preferred") becomes redeemable at the option of the holder as of a specific date unless an event that is not probable of occurring happens before that date. Therefore, the Company determined that it is probable that the Convertible Preferred will become redeemable based on the passage of time. The Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period.

Noncontrolling interests – Noncontrolling interests represent the economic interests of XPO LLC held by Class B common stockholders. Income or loss is attributed to the noncontrolling interests based on the weighted average LLC interests outstanding during the period. The noncontrolling interests' ownership percentage can fluctuate over time as the Class B common stockholders elect to exchange their shares of Class B common stock for Class A common stock.

In December 2021, the Company and the Continuing Pre-IPO LLC Members amended the LLC agreement where the redemption option in cash was removed, except to the extent the cash proceeds to be used to make the redemption in cash are immediately available and were directly raised from a secondary offering of Company's equity securities. The redeemable noncontrolling interest was adjusted to its fair value as of such date and recorded in equity as noncontrolling interest.

Earnings (loss) per share – Basic earnings (loss) per share is calculated by dividing the earnings (loss) attributable to Class A common stockholders by the number of weighted-average shares of Class A common stock outstanding. Shares of Class B common stock do not share in the earnings of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted earnings (loss) per share of Class B common stock under the two-class method has not been presented.

Diluted earnings per share adjusts the basic earnings per share calculation for the potential dilutive impact of common shares such as equity awards using the treasury-stock method. Diluted earnings per share considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. Shares of Class B common stock are considered potentially dilutive shares of Class A common stock; however, related amounts have been excluded from the computation of diluted earnings per share of Class A common stock because the effect would have been anti-dilutive under the if-converted and two-class methods.

Prior to the IPO, XPO LLC had one class of membership interest which was held by the Member. Earnings per share data is not provided in the consolidated financial statements for periods prior to the IPO as XPO LLC was a single-member limited liability company with only one unit.

For the year ended December 31, 2021, basic net loss per share has been calculated by dividing net loss attributable to Class A common stockholders for the period subsequent to the Reorganization Transactions, by the weighted average number of shares of Class A common stock outstanding for the same period. Shares of Class A common stock are weighted for the portion of the period in which the shares were outstanding.

Xponential Fitness, Inc.
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

Income taxes – The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities ("DTAs" and "DTLs") for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date. The Company recognizes DTAs to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If the Company determines that it would be able to realize DTAs in the future in excess of the net recorded amount, an adjustment to the DTA valuation allowance would be made, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC Topic 740 on the basis of a two-step process in which the Company (1) determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax positions. The Company recognizes potential interest and penalties, if any, related to income tax matters in income tax expense. The Company incurred $1, $0 and $0 in interest and penalties for the years ended December 31, 2022, 2021 and 2020, respectively.

Recently adopted accounting pronouncements –

Accounting for leases – On January 1, 2022, the Company adopted ASU No. 2016-02, "Leases (Topic 842)" utilizing the effective date method for the initial application. Under Topic 842, the Company elected the package of practical expedients to not reassess (1) the classification of existing leases, (2) whether any expired or existing contracts are or contain leases and (3) initial direct costs for any existing leases. The Company did not elect the practical expedient pertaining to land easements, as it is not applicable to its leases. Additionally, the Company did not elect to use the practical expedient that permits a reassessment of lease terms for existing leases using hindsight. The Company's lease agreements generally contain lease and non-lease components. Non-lease components primarily include payments for common area maintenance. The Company applied the practical expedient as an accounting policy for classes of underlying assets that have fixed payments for non-lease components, to not separate non-lease components from lease components and instead to account for them together as a single lease component, which increases the amount of lease assets and corresponding liabilities. The Company has certain insignificant short-term leases with an initial term of twelve months or less that are not recorded in the consolidated balance sheets.

As a result of the adoption of Topic 842, the consolidated financial statements for 2022 are presented under the new standard, while the comparative periods presented are not adjusted and continue to be reported in accordance with the Company's historical accounting policy. This standard requires all lessees to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, for all leases with a term greater than 12 months. The adoption of the new lease standard had a significant impact on the Company's consolidated balance sheets due to the recognition of $17,597 of right-of-use assets for operating leases and a corresponding lease obligation of $21,826 on January 1, 2022. The adoption of Topic 842 did not have a material impact on the Company's lease classification or on its statements of operations and liquidity. See Note 9, for information regarding the Company's adoption of Topic 842 and the Company's undiscounted future lease payments and the timing of those payments.

Accounting for leases prior to January 1, 2022 under ASC 840 –The Company recognizes rent expense related to leased space on a straight-line basis over the term of the lease. The difference between rent expense and rent paid, if any, as a result of lease incentives is recorded as deferred rent in the Company's consolidated balance sheets.

Recently issued accounting pronouncements –

The Company qualifies as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company the JOBS Act permits the Company an extended transition period for complying with new or revised accounting standards affecting public companies. The Company has elected to use this extended transition period.

(amounts in thousands, except per share amounts)

Credit Losses – In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326).” The standard introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses and will apply to trade and notes receivables. The new guidance will be effective for the Company’s annual and interim periods beginning after December 15, 2022. The Company will adopt the new accounting standard on January 1, 2023. The adoption of this accounting standard will not have a material impact on the Company's consolidated financial statements.

Reference Rate Reform – In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by the expected transition away from reference rates that are expected to be discontinued, such as LIBOR. ASU 2020-04 was effective upon issuance. In December 2022, the FASB issued ASU No. 2022-06, “Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848.” ASU 2022-06 defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. ASU 2022-06 was effective upon issuance. The application of this accounting standard will not have a material impact on the Company's consolidated financial statements.

Business Combinations – In October 2021, the FASB issued ASU No. 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers." ASU 2021-08 primarily addresses the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The amendment improves comparability by specifying for all acquired revenue contracts regardless of their timing of payment (1) the circumstances in which the acquirer should recognize contract assets and contract liabilities that are acquired in a business combination and (2) how to measure those contract assets and contract liabilities. This results in better comparability for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years with early adoption permitted. The adoption of this accounting standard, effective January 1, 2023, will not have an impact on the Company's consolidated financial statements.

Note 3 – Acquisitions and Dispositions

The Company completed the following acquisitions which contain Level 3 fair value measurements related to the recognition of goodwill and intangibles.

Studios

During the year ended December 31, 2021, the Company entered into agreements with franchisees under which the Company repurchased six studios to operate as company-owned transition studios. The aggregate purchase price for the acquisitions was $450, less $60 of net deferred revenue and deferred costs resulting in total purchase consideration of $390 for the year ended December 31, 2021. The following summarizes the aggregate fair values of the assets acquired and liabilities assumed:

Property and equipment	$	196
Reacquired franchise rights		194
Total purchase price	$	390

The fair value of reacquired franchise rights was based on the excess earnings method and are considered to have an approximate five to eight-year life. Inputs used in the methodologies primarily included sales forecasts, projected future cash flows and discount rate commensurate with the risk involved. The acquisitions were not material to the results of operations of the Company.

During the year ended December 31, 2021, the Company refranchised 53 company-owned transition studios for aggregate proceeds of $433 and recorded a loss on disposal of the related assets of $483. During the year ended December 31, 2022, the Company refranchised 21 company-owned transition studios and received no proceeds and recorded no gain or loss on disposal of the studio assets. The Company is actively seeking to refranchise the remaining company-owned transition studios, although it expects to hold a small number of strategic transition studios for a limited time while facilitating the transfer of these studios to new or existing franchisees.

(amounts in thousands, except per share amounts)

When the Company believes that a studio will be refranchised for a price less than its carrying value, but does not believe the studio has met the criteria to be classified as held for sale, the Company reviews the studio for impairment. The Company evaluates the recoverability of the studio assets by comparing estimated sales proceeds plus holding period cash flows, if any, to the carrying value of the studio. For studio assets that are not deemed to be recoverable, the Company recognizes impairment for any excess of carrying value over the fair value of the studios, which is based on the expected net sales proceeds. During years ended December 31, 2022, 2021 and 2020, included within SG&A expenses, the Company recorded $0, $781 and $0 of impairment charges, respectively, which is a Level 3 measurement.

BodyFit Trademark

In the quarter ended June 30, 2022, the Company entered into a Trademark Acquisition Agreement with Vitalize, LLC dba Bodybuilding.com (the "Seller") whereby the Company acquired all rights, titles, and interests in and to the BodyFit trademark in the United States. The acquisition was recorded as an asset acquisition. The aggregate purchase consideration for the acquisition was $10,300. The purchase price consisted of $5,500 of cash consideration and $4,800 of noncash consideration, which was recorded as a contract liability. The noncash consideration relates to signing of a brand fee agreement (as defined in Note 4) where the Seller has access to the Company's franchisees to sell its products to franchisees over the term of the agreement. The fair value of the trademark was determined using the relief from royalty method and is considered to have a 10-year life. The fair value of the contract liability was determined using the total fair value of the asset acquired reduced by the amount of cash consideration provided, which is a Level 3 measurement. The Trademark Acquisition Agreement is subject to termination due to a third-party right of first refusal. The likelihood of exercise of the right of first refusal was considered remote as of December 31, 2022.

BFT

On October 13, 2021, the Company entered into an Asset Purchase Agreement (“APA”) with GRPX Live Pty Ltd., an Australian corporation, and its affiliates (the “Seller”) whereby the Company acquired certain assets relating to the concept and brand known as BFT™. Assets acquired include franchise rights, brand, intellectual property and the rights to manage and license the franchise business (the “Franchise System”). The Company also assumed certain contingent liabilities associated with the purchased assets and provided certain indemnifications to the Seller. This acquisition is expected to enhance the Company’s franchise offerings and provide a platform for future growth, which the Company believes is complementary to its portfolio of franchises.

Consideration for the transaction included cash of $60,000 AUD ($44,322 USD based on the currency exchange rate as of the purchase date). In addition, the Company agreed to pay contingent consideration to the Seller consisting of quarterly cash payments based on the sales of the Franchise System and equipment packages in the U.S. and Canada, as well as a percentage of royalties collected by the Company, provided that aggregate minimum payments of $5,000 AUD (approximately $3,694 USD based on the currency exchange rate as of the purchase date) are required to be paid to the Seller for the two-year period ending December 31, 2023 and the aggregate amount of such payments for the two-year period ending December 31, 2023 is subject to a maximum of $14,000 AUD (approximately $10,342 USD based on the currency exchange rate as of the purchase date). Based on the purchase price allocation, the Company determined that the fair value of the estimated contingent consideration liability as of the acquisition date is $9,388 and is recorded in accrued expenses and contingent consideration from acquisitions in the consolidated balance sheets. See Note 17 for additional information.

In addition, the Company entered into a Master Franchise Agreement (“MFA”) with an affiliate of the Seller (the “Master Franchisee”), pursuant to which the Company granted the Master Franchisee the master franchise rights for the BFT™ brands in Australia, New Zealand and Singapore. In exchange, the Company will receive certain fees and royalties, including a percentage of the revenue generated by the Master Franchisee under the MFA. The MFA contains an option for the Company to repurchase the master franchise rights granted under the MFA in either 2023 or 2024 at a purchase price based on the Master Franchisee’s EBITDA. If the Company (or a designee of the Company) does not exercise the option pursuant to the terms of the MFA, then the Company might be required to pay a cancellation fee to the Master Franchisee which might be material to the Company. If the Master Franchisee rejects an offer to repurchase the franchise rights, then the cancellation fee is not required to be paid.

(amounts in thousands, except per share amounts)

At the acquisition date, there were certain claims and lawsuits against the Seller for which the Company has agreed to indemnify the Seller. The claims and lawsuits relate to alleged patent and trademark infringements. Plaintiff alleges that plaintiff has suffered, and is likely to continue to suffer, loss and damage due to breach of the patents by the Seller and is seeking damages or in the alternative an account of profits. The Seller has filed a cross-claim alleging that the defendant's two Australian patents are, and always have been, invalid and that they should be revoked. The Court held a trial in December 2020, and on February 14, 2022, the Court issued a decision holding that the Plaintiff's claims of infringement were invalid and that even if they were valid, the Seller did not infringe upon these patents and trademarks. In addition, the Plaintiff has brought related claims for patent infringement against the Seller in the United States District Court for Delaware, and these actions are currently pending. See Note 17 for additional information.

As a part of the purchase accounting, the Company did not record any liability for the potential cancelation fee (which was evaluated in accordance with ASC 805, Business Combinations) and potential legal indemnification liability (which was evaluated in accordance with ASC 450, Contingencies).

The transaction was accounted for as a business combination using the acquisition method of accounting, which requires the assets acquired and the liabilities assumed to be recorded at their respective fair value as of the date of the transaction. The excess of the purchase price over the estimated fair value of the net assets and liabilities was allocated to goodwill. The Company determined the estimated fair values after review and consideration of relevant information as of the acquisition date, including discounted cash flows, quoted market prices and estimates made by management.

The allocation of the purchase price presented below was based on management's estimate of the fair values of the acquired assets and assumed liabilities using valuation techniques including income, cost and market approaches. These valuation techniques incorporate the use of expected future revenues, cash flows and growth rates as well as estimated discount rates commensurate with the risk involved. Trademark was valued using the relief from royalty method and is considered to have a 10-year life. Franchise agreements were valued using the excess earnings method and are considered to have an approximate 8.5-year life. Internal use software was valued using the cost method and is considered to have a three-year life. The goodwill of $21,210 arising from the acquisition consists largely of the synergies expected from combining the operations of the Company and BFT. The acquisition was not material to the results of operations of the Company.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date based on the purchase price allocation:

Goodwill	$	21,210
Franchise agreements		24,100
Trademark		8,100
Internal use software		300
Total purchase price	$	53,710

Goodwill and intangible assets recognized from this acquisition are expected to be tax deductible.

(amounts in thousands, except per share amounts)

Rumble

On March 24, 2021, the Parent entered into a contribution agreement with Rumble Holdings LLC; Rumble Parent LLC and Rumble Fitness LLC (the "Selling Parties") to acquire the franchise rights, brand, intellectual property and the rights to manage and license the "Rumble" franchise business. The Parent issued shares of the Parent's Class A units equivalent to 1,300 shares of Class A common stock, which were used to fund the acquisition. Additional units equivalent to 2,024 shares of Class A common stock were issued to the Selling Parties, which units will vest if share prices ranging from $50.62 to $75.56 are met, or if the Company or the Parent has a change of control. In connection with the contribution agreement, the Parent agreed to provide up to $20,000 in debt financing to the Selling Parties. See Note 8 for additional information. The Parent contributed all assets acquired from the Selling Parties to XPO LLC. The fair value of all the Parent's Class A units issued to the Selling Parties was determined to be $20,483 and is a Level 3 measurement. The Company estimated the value of the Parent's shares using Level 3 input factors including the fair value of the acquired entity, negotiated values with the sellers of the acquired entity, recent equity recapitalizations of the Parent, comparable industry transactions, adjusted EBITDA multiples ranging from 15 to 18 and the estimated fair value of the Company's reporting units.

The Selling Parties are engaged in the business of operating fitness studios under the "Rumble" name which offer their customers boxing-inspired group fitness classes under the "Rumble" trade name, in addition to offering at home on-demand and live workouts on Rumble TV. The Company will also offer its customers related ancillary products and services related to this concept. The transaction terms include purchasing exclusive rights to establish and operate franchises under the "Rumble" trade name and use certain related assets for the purpose of establishing a franchise system. This acquisition is expected to enhance the Company's franchise offerings and provide a platform for future growth, which the Company believes is complementary to its portfolio of franchises.

The transaction was accounted for as a business combination using the acquisition method of accounting, which requires the assets acquired to be recorded at their respective fair value as of the date of the transaction. The Company determined the estimated fair values after review and consideration of relevant information as of the acquisition date, including discounted cash flows, quoted market prices and estimates made by management. The fair values assigned to tangible and intangible assets acquired are based on management's estimates and assumptions. The following table summarizes the fair values of the assets acquired and liabilities assumed:

Goodwill	$ 8,183
Franchise agreements	10,900
Trademark	1,400
Total purchase price	$ 20,483

The consideration resulted in goodwill of $8,183, which consists largely of the synergies and economies of scale expected from combining the assets of Rumble with the Company's franchise servicing operations. The fair values, which are Level 3 measurements, of the recognizable intangible assets are comprised of trademarks and franchise agreements. The fair value of trademarks was estimated by the relief from royalty method and are considered to have a ten-year life. The fair value of the franchise agreements was based on the excess earnings method and are considered to have a ten-year life. Inputs used in the methodologies primarily included sales forecasts, projected future cash flows, royalty rate and discount rate commensurate with the risk involved. The acquisition was not material to the results of operations of the Company.

In connection with the Reorganization Transactions, the Parent merged with and into XPO Holdings. As a result, the shares issued to Rumble Holdings LLC, are treated as a liability on the Company's balance sheet instead of equity and are therefore subject to a quarterly fair value remeasurement on a mark-to-market basis as a derivative liability. The contingent consideration liability recorded at the IPO date was $23,100. See Note 17 for additional information.

Goodwill and intangible assets recognized from this acquisition are not expected to be tax deductible.

(amounts in thousands, except per share amounts)

During the years ended December 31, 2022, 2021 and 2020, the Company incurred $0, $978 and $0, respectively, of transaction costs directly related to the acquisitions, which is included in acquisition and transaction expenses in the consolidated statements of operations.

Note 4 – Contract Liabilities and Costs from Contracts with Customers

Contract liabilities – Contract liabilities consist of deferred revenue resulting from franchise fees, development fees and master franchise fees paid by franchisees, which are recognized over time on a straight-line basis over the franchise agreement term. The Company also receives upfront payments from vendors under agreements that give the vendors access to franchisees' members to provide certain services to the members ("brand fees"). Revenue from the upfront payments is recognized on a straight-line basis over the agreement term and is reported in other service revenue. Also included in the deferred revenue balance are non-refundable prepayments for merchandise and equipment, as well as revenues for training, service revenue and on-demand fees for which the associated products or services have not yet been provided to the customer. The Company classifies these contract liabilities as either current deferred revenue or non-current deferred revenue in the consolidated balance sheets based on the anticipated timing of delivery. The following table reflects the change in franchise development and brand fee contract liabilities for the years ended December 31, 2022, 2021 and 2020. Other deferred revenue amounts of $18,576 and $11,805 for the years ended December 31, 2022 and 2021, respectively, are excluded from the table as the original expected duration of the contracts is one year or less.

	Franchise development fees	Brand fees	Total
Balance at January 1, 2020	$ 72,359	$ —	$ 72,359
Revenue recognized that was included in deferred revenue at the beginning of the year	(7,921)	—	(7,921)
Deferred revenue recorded as settlement in purchase accounting	(1,329)	—	(1,329)
Increase, excluding amounts recognized as revenue during the year	13,262	5,385	18,647
Balance at December 31, 2020	76,371	5,385	81,756
Revenue recognized that was included in deferred revenue at the beginning of the year	(11,320)	(1,897)	(13,217)
Deferred revenue recorded as settlement in purchase accounting	(667)	—	(667)
Increase, excluding amounts recognized as revenue during the year	36,269	2,492	38,761
Balance at December 31, 2021	100,653	5,980	106,633
Revenue recognized that was included in deferred revenue at the beginning of the year	(20,631)	(3,445)	(24,076)
Deferred revenue recorded as settlement in purchase accounting	(395)	—	(395)
Increase, excluding amounts recognized as revenue during the year	36,617	4,106	40,723
Balance at December 31, 2022	$ 116,244	$ 6,641	$ 122,885

(amounts in thousands, except per share amounts)

The following table illustrates estimated revenue expected to be recognized in the future related to performance obligations that were unsatisfied (or partially unsatisfied) as of December 31, 2022. The expected future recognition period for deferred franchise development fees related to unopened studios is based on management's best estimate of the beginning of the franchise license term for those studios. The Company elected to not disclose short term contracts, sales and usage-based royalties, marketing fees and any other variable consideration recognized on an "as invoiced" basis.

Contract liabilities to be recognized in revenue in	Franchise development fees	Brand fees	Total
2023	$ 9,178	$ 4,250	$ 13,428
2024	9,558	1,564	11,122
2025	10,693	414	11,107
2026	11,894	413	12,307
2027	11,803	—	11,803
Thereafter	63,118	—	63,118
	$ 116,244	$ 6,641	$ 122,885

The following table reflects the components of deferred revenue:

	December 31, 2022	December 31, 2021
Franchise and area development fees	$ 116,244	$ 100,653
Brand fees	6,641	5,980
Equipment and other	18,576	11,805
Total deferred revenue	141,461	118,438
Non-current portion of deferred revenue	109,465	95,691
Current portion of deferred revenue	$ 31,996	$ 22,747

Contract costs – Contract costs consist of deferred commissions resulting from franchise and area development sales by third-party and affiliate brokers and sales personnel. The total commission is deferred at the point of a franchise sale. The commissions are evenly split among the number of studios purchased under the development agreement and begin to be amortized when a subsequent franchise agreement is executed. The commissions are recognized on a straight-line basis over the initial ten-year franchise agreement term to align with the recognition of the franchise agreement or area development fees. The Company classifies these deferred contract costs as either current deferred costs or non-current deferred costs in the consolidated balance sheets. The associated expense is classified within costs of franchise and service revenue in the consolidated statements of operations. At December 31, 2022 and 2021, there were approximately $3,589 and $3,071 of current deferred costs and approximately $43,445 and $41,941 in non-current deferred costs, respectively. The Company recognized approximately $11,049, $6,006 and $4,234 in franchise sales commission expense for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 5 – Notes Receivable

The Company previously provided unsecured advances or extended financing related to the purchase of the Company's equipment or franchise fees to various franchisees. These arrangements have terms of up to 18 months with interest typically based on LIBOR plus 700 basis points with an initial interest free period. The Company also provided loans to various franchisees through its relationship with Intensive Capital Inc. ("ICI") (see Note 10 for additional information). The Company accrues the interest as an addition to the principal balance as the interest is earned. Activity related to these arrangements is presented within operating activities in the consolidated statements of cash flows.

The Company has also provided loans for the establishment of new or transferred franchise studios to various franchisees. These loans have terms of up to ten years and bear interest at a stated fixed rate ranging from 0% to 15%, or variable rates based on LIBOR plus a specified margin. The Company accrues interest as an addition to the principal balance as the interest is earned. Activity related to these loans is presented within investing activities in the consolidated statements of cash flows.

(amounts in thousands, except per share amounts)

At December 31, 2022 and 2021, the principal balance of the notes receivable was approximately $3,306 and $7,473, respectively. The Company evaluates loans for collectability upon issuance of the loan and records interest only if the loan is deemed collectable. To the extent a loan becomes past due, the Company ceases the recording of interest in the period that a reserve on the loan is established. On a periodic basis, the Company evaluates its notes receivable balance and establishes an allowance for doubtful accounts, based on a number of factors, including evidence of the franchisee's ability to comply with the terms of the notes, economic conditions and historical collections. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. At December 31, 2022 and 2021, the Company has reserved approximately $719 and $2,139 as uncollectible notes receivable, respectively.

Note 6 – Property and Equipment

Property and equipment consisted of the following:

	December 31,	
	2022	2021
Furniture and equipment	$ 4,182	$ 3,393
Computers and software	14,075	8,686
Vehicles	171	12
Leasehold improvements	7,533	6,481
Construction in progress	3,115	982
Less: accumulated depreciation	(10,552)	(6,781)
Total property and equipment	$ 18,524	$ 12,773

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $3,931, $3,002 and $2,587, respectively.

Note 7 – Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of identifiable net assets acquired related to the original purchase of the various franchise businesses and acquisition of company-owned transition studios. Goodwill is not amortized but is tested annually for impairment or more frequently if indicators of potential impairment exist.

Goodwill at December 31, 2022 decreased to $165,697 from $169,073 at December 31, 2021. The $3,376 decrease was due to an impairment charge of $3,376 recognized in the third quarter of 2022 included within selling, general and administrative expenses. This amount represents the accumulated total of impairments recognized to date related to goodwill. There were no other impairments recognized prior to January 1, 2022. During the year ended December 31, 2021, there was an increase of $29,393 in previously reported goodwill due to the acquisitions of Rumble and BFT as discussed in Note 3.

During the third quarter of 2022, the Company determined it was necessary to re-evaluate goodwill of the AKT reporting unit for impairment due to impacts arising from litigation resulting in decline in forecasted and actual cash flows. Therefore, the Company performed a quantitative assessment of the fair value of the reporting unit using an income approach with assumptions that are considered Level 3 inputs and concluded that the carrying value of the AKT reporting unit exceeded its fair value, resulting in a goodwill impairment of $3,376. The fair value of the reporting unit was determined by discounting estimated future cash flows, which were calculated based on revenue and expense long-term growth assumptions ranging from 2.0% to 5.0%, at a weighted average cost of capital (discount rate) of 16.0%. In addition, the Company determined that the trademark and franchise agreements intangible assets related to the AKT reporting unit were also impaired and recognized an impairment loss of $280 in the third quarter of 2022. There were no further impairment charges recognized on the Company's intangible assets for the remainder of 2022.

(amounts in thousands, except per share amounts)

Intangible assets consisted of the following:

		December 31, 2022			December 31, 2021		
	Amortization period (years)	Gross amount	Accumulated amortization	Net amount	Gross amount	Accumulated amortization	Net amount
Trademarks	10	$ 21,110	$ (2,606)	$ 18,504	$ 10,920	$ (794)	$ 10,126
Franchise agreements	7.5 – 10	69,100	(25,143)	43,957	69,500	(17,166)	52,334
Non-compete agreement	5	—	—	—	1,400	(1,282)	118
Web design and domain	3 – 10	430	(196)	234	430	(86)	344
Deferred video production costs	3	4,046	(2,173)	1,873	2,370	(1,036)	1,334
Total definite-lived intangible assets		94,686	(30,118)	64,568	84,620	(20,364)	64,256
Indefinite-lived intangible assets:							
Trademarks	N/A	72,607	—	72,607	72,607	—	72,607
Total intangible assets		$167,293	$ (30,118)	$137,175	$157,227	$ (20,364)	$136,863

Amortization expense for the years ended December 31, 2022, 2021 and 2020 was $11,384, $7,170 and $5,064, respectively.

The anticipated future amortization expense of intangible assets is as follows:

Year ending December 31,	
2023	$ 11,420
2024	10,903
2025	10,392
2026	7,481
2027	6,279
Thereafter	18,093
Total	$ 64,568

Note 8 – Debt

On February 28, 2020, the Company obtained a five-year $185,000 term loan from a lender, along with a consortium of other lenders (the “2020 Facility”). The 2020 Facility also included a $10,000 revolving credit facility. The 2020 Facility was collateralized by substantially all of the Company’s assets, including assets of the Company’s subsidiaries. The 2020 Facility had an interest rate based on a reference rate or LIBOR, plus an applicable margin. The proceeds of the term loan were used to repay borrowings, interest and fees outstanding under the prior facility. Principal payments of $925 were due quarterly beginning on June 30, 2020, and excess payments were required if the Company’s cash flows exceeded certain thresholds.

On March 24, 2021, the 2020 Facility was amended to provide for additional term loans in an amount up to $10,600, which amount was borrowed and the proceeds distributed to the Parent to fund a note payable under a $20,000 debt financing obligation in connection with the acquisition of Rumble (see Note 3 for additional information). Quarterly principal payments of $53 on the additional term loans began on June 30, 2021.

On April 19, 2021, the Company entered into a Financing Agreement with Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders party thereto (the “Credit Agreement”), which consists of a $212,000 senior secured term loan facility (the “Term Loan Facility”, and the loans thereunder, each a “Term Loan” and, together, the “Term Loans”). The Company’s obligations under the Credit Agreement are guaranteed by XPO Holdings and certain of the Company’s material subsidiaries and are secured by substantially all of the assets of XPO Holdings and certain of the Company’s material subsidiaries.

Under the Credit Agreement, the Company is required to make: (i) monthly payments of interest on the Term Loans and (ii) quarterly principal payments equal to 0.25% of the original principal amount of the Term Loans. Borrowings under the Term Loan Facility bear interest at a per annum rate of, at the Company’s option, either (a) the specified LIBOR rate plus a margin of 6.50% or (b) the Reference Rate (as defined in the Credit Agreement) plus a margin of 5.50% (10.59% at December 31, 2022).

(amounts in thousands, except per share amounts)

The Credit Agreement also contains mandatory prepayments of the Term Loans with: (i) 50% of XPO Holdings' and its subsidiaries' Excess Cash Flow (as defined in the Credit Agreement), subject to certain exceptions; (ii) 100% of the net proceeds of certain asset sales and insurance/condemnation events, subject to reinvestment rights and certain other exceptions; (iii) 100% of the net proceeds of certain extraordinary receipts, subject to reinvestment rights and certain other exceptions; (iv) 100% of the net proceeds of any incurrence of debt, excluding certain permitted debt issuances; and (v) up to $60,000 of net proceeds in connection with an initial public offering of at least $200,000, subject to certain exceptions.

Unless agreed in advance, all voluntary prepayments and certain mandatory prepayments of the Term Loan made (i) on or prior to the first anniversary of the closing date are subject to a 2.0% premium on the principal amount of such prepayment and (ii) after the first anniversary of the closing date and on or prior to the second anniversary of the closing date are subject to a 0.50% premium on the principal amount of such prepayment. Otherwise, the Term Loans may be paid without premium or penalty, other than customary breakage costs with respect to LIBOR Rate Term Loans.

The Credit Agreement contains customary affirmative and negative covenants, including, among other things: (i) to maintain certain total leverage ratios, liquidity levels and EBITDA levels; (ii) to use the proceeds of borrowings only for certain specified purposes; (iii) to refrain from entering into certain agreements outside of the ordinary course of business, including with respect to consolidation or mergers; (iv) restricting further indebtedness or liens; (v) restricting certain transactions with affiliates; (vi) restricting investments; (vii) restricting prepayments of subordinated indebtedness; (viii) restricting certain payments, including certain payments to affiliates or equity holders and distributions to equity holders; and (ix) restricting the issuance of equity. As of December 31, 2022, the Company was in compliance with these covenants.

The Credit Agreement also contains customary events of default, which could result in acceleration of amounts due under the Credit Agreement. Such events of default include, subject to the grace periods specified therein, failure to pay principal or interest when due, failure to satisfy or comply with covenants, a change of control, the imposition of certain judgments and the invalidation of liens the Company has granted.

The Company received net proceeds of $207,760 after deducting original issue discount equal to 2.0% of the gross amount of the borrowings under the Credit Agreement. The proceeds of the Term Loan were used to repay principal, interest and fees outstanding under the 2020 Facility aggregating $195,633 (including a prepayment penalty of approximately $1,929, which is included in interest expense for the year ended December 2021) and for working capital and other corporate purposes. Principal payments of the Term Loan of $530 are due quarterly.

In July 2021, the Company repaid $115,000 of the principal balance of the Term Loans from proceeds of the IPO and Convertible Preferred. In connection with the repayment, the Company incurred a prepayment penalty of $413 and wrote off a pro rata portion of debt issuance costs and debt discount aggregating $2,454, which is included in interest expense for the year ended December 31, 2021.

On October 8, 2021, the Company entered into an amendment (the "Amendment") to the Credit Agreement. The Amendment provides for, among other things, additional term loans in an aggregate principal amount of $38,000 (the "2021 Incremental Term Loan"), the proceeds of which were used to fund the BFT acquisition and the payment of fees, costs and expenses related to the Amendment. The Amendment also (i) increased the amount of the quarterly principal payments of the loans provided pursuant to the Credit Agreement (including the 2021 Incremental Term Loan) commencing on December 31, 2021 and (ii) amended the amount of the prepayment premium applicable in the event the 2021 Incremental Term Loan is prepaid within two years of the effective date of the Amendment.

On September 30, 2022, the Company entered into a third amendment (the "Third Amendment") to the Credit Agreement. The Third Amendment provides for, among other things, additional term loans in an aggregate principal amount of $7,500 (the "2022 Incremental Term Loan"), the proceeds of which were used for the acquisition of BodyFit trademark and general corporate purposes, including funding working capital and the payment of fees, costs and expenses related to the Third Amendment. The Third Amendment also (i) increased the amount of the quarterly principal payments of the loans provided pursuant to the Credit Agreement (including the 2022 Incremental Term Loan) commencing on December 31, 2022 to $759 and (ii) amended the amount of the prepayment premium applicable in the event the 2022 Incremental Term Loan is prepaid within two years of the effective date of the Third Amendment.

(amounts in thousands, except per share amounts)

In April 2020, the Company received a loan in the amount of $3,665, pursuant to the Paycheck Protection Program (the "PPP") administered by the U.S. Small Business Administration. The PPP is part of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which provides for forgiveness of up to the full principal amount and accrued interest of qualifying loans guaranteed under the PPP. The loan was scheduled to mature April 17, 2022, bore interest at 1% per annum and required no payments during the first 16 months from the date of the loan. In June 2021, the Company was notified that the PPP loan was forgiven. The Company recorded the forgiveness, including accrued interest, as a gain on debt extinguishment in the consolidated statement of operations for $3,707 for the year ended December 31, 2021.

The Company incurred debt issuance costs of $55, $996 and $5,158 for the years ended December 31, 2022, 2021 and 2020, respectively. Debt issuance cost amortization amounted to approximately $126, $5,749 and $3,096 for the years ended December 31, 2022, 2021 and 2020, respectively. Unamortized debt issuance costs as of December 31, 2022 and 2021, were $270 and $341, respectively, and are presented as a reduction to long-term debt in the consolidated balance sheets.

Principal payments on outstanding balances of long-term debt as of December 31, 2022 were as follows:

Year ending December 31,	Amount
2023	$ 3,035
2024	3,035
2025	131,652
Total	$ 137,722

The carrying value of the Company's long-term debt approximated fair value as of December 31, 2022 and 2021, due to the variable interest rate, which is a Level 2 input, or proximity of debt issuance date to the balance sheet date.

Note 9 – Leases

The Company leases office space, company-owned transition studios, warehouse, training centers and a video recording studio. Certain real estate leases include one or more options to renew. The exercise of lease renewal options is at the Company's sole discretion. When deemed reasonably certain of exercise, the renewal options are included in the determination of the lease term and lease payment obligation, respectively. The depreciable life of assets and leasehold improvements are limited by the expected lease term. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. When readily determinable, the Company uses the rate implicit in the lease contract in determining the present value of lease payments. If the implicit rate is not provided, the Company uses its incremental borrowing rate based on information available at the lease commencement date, including the lease term. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company lease terms may include options to extend or terminate the lease. Currently, it is not reasonably certain that the Company will exercise those options and therefore, the Company utilized the initial, noncancelable, lease term to calculate the lease assets and corresponding liabilities for all leases. The Company has certain insignificant short-term leases with an initial term of twelve months or less that are not recorded in the consolidated balance sheets. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company applied the practical expedient as an accounting policy for classes of underlying assets that have fixed payments for non-lease components, to not separate non-lease components from lease components and instead to account for them together as a single lease component, which increases the amount of lease assets and corresponding liabilities.

For periods prior to January 1, 2022, the Company recognized rent expense related to leases on a straight-line basis over the term of the lease. The difference between rent expense and rent paid, if any, as a result of lease incentives was recorded as deferred rent in the Company's consolidated balance sheets.

(amounts in thousands, except per share amounts)

Supplemental balance sheet information related to leases is summarized as follows:

Operating leases	**Balance Sheet Location**	**December 31, 2022**
ROU assets, net	Right-of-use assets	$ 30,079
Lease liabilities, short-term	Other current liabilities	$ 3,786
Lease liabilities, long-term	Lease liability	$ 30,583

Components of lease expense are summarized as follows:

	December 31, 2022		
	Related-party lease	**Third-party leases**	**Total**
Operating lease costs	$ 239	$ 4,666	$ 4,905
Variable lease costs	—	856	856
Short-term lease costs	—	108	108
Total	$ 239	$ 5,630	$ 5,869

Rent expense was $5,651 and $3,133 for the years ended December 31, 2021 and 2020, respectively.

Supplemental cash flow information related to operating leases is summarized as follows:

	December 31, 2022
Cash paid for amounts included in the measurement of operating lease liabilities	$ 4,717
Lease liabilities arising from new ROU assets	$ 20,966

Other information related to leases for the year ended December 31, 2022 is summarized as follows:

Weighted average remaining lease term (years)	7.5
Weighted average discount rate	8.8%

Maturities of lease liabilities for the year ended December 31, 2022 are summarized as follows:

	Amount
2023	$ 6,621
2024	6,596
2025	6,625
2026	6,432
2027	5,564
Thereafter	15,211
Total future lease payments	47,049
Less: imputed interest	12,680
Total	$ 34,369

(amounts in thousands, except per share amounts)

As of December 31, 2021, under the previous accounting guidance for leases, approximate annual future commitments under noncancelable operating leases were as follows (see Note 10):

	Related-party lease	Third-party leases	Total
2022	$ 321	$ 3,392	$ 3,713
2023	331	3,397	3,728
2024	225	3,410	3,635
2025	—	3,245	3,245
2026	—	3,088	3,088
Thereafter	—	13,511	13,511
Total	$ 877	$ 30,043	$ 30,920

Note 10 – Related Party Transactions

The Company has numerous transactions with the pre-IPO Member and pre-IPO Parent and its affiliates. The significant related party transactions consist of borrowings from and payments to the Member and other related parties under common control of the Parent.

The Parent entered into a management services agreement with H&W Investco Management LLC ("H&W Investco"), which is beneficially owned by a member of the Company's board of directors. During the years ended December 31, 2022, 2021 and 2020, the Company recorded approximately $0, $462 and $795, respectively, of management fees included within selling, general and administrative expenses for services received from H&W Investco, including reimbursement for reasonable out-of-pocket expenses. The management services agreement was terminated following the IPO in July 2021.

As of December 31, 2019, the Company recorded a reduction to Member's equity of $31,735, representing the net amount of funds advanced to the Member, as the Company determined that the Member had no plan to repay these amounts in the foreseeable future. The receivable from the Parent was repaid in February 2020. During 2020, the Company provided net funds to a subsidiary of the Parent aggregating $1,456 and recorded a corresponding reduction to member's equity for this same amount. During the year ended December 31, 2021, the Parent repaid the balance of the receivable. The aggregate receivable from the Parent at December 31, 2021 was $0.

In February 2020, the Member contributed $49,443 to the Company in satisfaction of the $32,157 ($31,735 at December 31, 2019) receivable with the remainder recorded as a contribution. The proceeds were used to make a $30,000 principal payment on the Company's then outstanding term loan, with the remainder available for unrestricted use by the Company. Also, in February 2020, the Company returned $19,443 of the contribution to the Member, which was recorded as a distribution. Also, in 2020, $53,760 of the proceeds from the borrowings under the 2020 Facility were forwarded to the Parent and recorded as a distribution. In August 2020, the Member contributed $10,000 to the Company, which was recorded as a contribution, the proceeds of which were used to repay the line of credit.

In March 2021, the Company recorded a distribution to the Parent of $10,600, which the Parent used to fund a note payable under a debt financing obligation in connection with the acquisition of Rumble. The Company earned interest at the rate of 11% per annum on the receivable from the Parent. In connection with the Reorganization Transactions, the Parent merged with and into the Member. XPO Inc. recorded $10,600 receivable from shareholder, as the Rumble seller is a shareholder of XPO Inc., for the debt financing provided to the Rumble seller. In July 2022, the Company entered into a settlement agreement with the Rumble sellers to resolve disputes related to the acquisition and related agreements. Under the terms of the settlement, the Company will prospectively reduce the interest rate on the debt financing provided to the Rumble sellers from 11% per annum to 7.5% per annum if payment is in cash or 10% per annum if payment is in payment in kind and extend the maturity date of the debt financing. In 2022, the Rumble sellers borrowed an additional $5,050 under the debt financing agreement which was recorded as receivable from shareholder within equity. In 2022, the Company recorded $719 of interest in kind, which was recorded as an increase to receivable from shareholder within equity. In addition, the Company agreed to fund additional loans to the Rumble sellers under the existing debt financing agreement in an aggregate amount of $5,900 at various dates through July 2023.

(amounts in thousands, except per share amounts)

The Company's Chief Executive Officer is the sole owner of ICI, which previously provided unsecured loans to the Company, which loaned the funds to franchisees to purchase a franchise territory or to setup a studio. The Company recorded notes payable to ICI and notes receivable from the franchisees resulting from these transactions. The notes from ICI to the Company accrued interest at the time the loan was made, which is recorded as interest expense. The notes receivable begin to accrue interest 45 days after the issuance to the franchisee. At December 31, 2022 and 2021, the Company had recorded $92 and $96 of notes receivable. The notes payable were repaid in 2021. The Company recognized $11, $11 and $13 of interest income and $0, $5 and $19 of interest expense for the years ended December 31, 2022, 2021 and 2020, respectively.

In September 2019, the Company entered into a five-year building lease agreement, expiring August 31, 2024, with Von Karman Production LLC, which is owned by the Company's Chief Executive Officer. Pursuant to the lease, the Company was obligated to pay monthly rent of $25 for the initial twelve months of the lease term with subsequent 3% annual rent increases. During the years ended December 31, 2022, 2021 and 2020, the Company recorded expense related to this lease of $239, $319 and $319, respectively. In September 2022, the Company's Chief Executive Officer sold the building to an unaffiliated third party. The Company entered into a building lease agreement with the new owner.

In December 2022, the Company entered into an agreement with the former owner of Row House, pursuant to which contingent consideration relating to the 2017 acquisition of Row House was settled in exchange for issuance of 105 Restricted Stock Units ("RSUs") which vest on the fourth anniversary of the grant date. As a result of the agreement, the Company recorded a reduction to the contingent consideration liability of $1,220 with an offsetting increase in additional paid-in capital and reclassified the former owner's outstanding note receivable of $1,834 to additional paid-in capital. In addition, pursuant to the agreement, the Company issued a four-year multi-tranche term loan with an option to borrow up to $20 per month in the aggregate principal amount of $960 bearing interest of 8.5% per annum, which was recorded as a liability and offsetting reduction in additional paid-in capital. The outstanding receivable from shareholder and the multi-tranche term loan are collateralized by 75 shares of Class B common stock held by the former owner, which were reclassified to treasury stock, and by the 105 RSUs.

The Company earns revenues and has accounts receivable from franchisees who are also officers of the Company. Revenues from these affiliates, primarily related to franchise revenue, marketing fund revenue, package and memberships revenue and merchandise revenue, were $577, $507 and $327 for the years ended December 31, 2022, 2021 and 2020, respectively. Included in accounts receivable as of December 31, 2022 and 2021, is $4 and $27, respectively, for such sales. The Company has notes receivable from franchisees, who are also shareholders of the Company. At December 31, 2022 and 2021, notes receivable from franchisees includes $0 and $294 and notes receivable from franchisees, net of current portion includes $0 and $1,744, respectively.

Note 11 – Redeemable Convertible Preferred Stock

On July 23, 2021, the Company issued and sold in a private placement 200,000 newly issued shares of Series A-1 Convertible Preferred Stock, par value $0.0001 per share (the "Convertible Preferred"), for aggregate cash proceeds of $200,000, before deduction for offering costs. Holders of Convertible Preferred shares are entitled to quarterly coupon payments at the rate of 6.50% of the fixed liquidation preference per share, initially $1,000 per share. In the event the quarterly preferential coupon is not paid in cash, the fixed liquidation preference automatically increases at the PIK rate of 7.50%. The Convertible Preferred has an initial conversion price equal to $14.40 per share and is mandatorily convertible under certain circumstances and redeemable at the option of the holder beginning on the date that is eight years from the IPO or upon change of control.

At issuance, the Company assessed the Convertible Preferred for any embedded derivatives. The Company determined that the Convertible Preferred represented an equity host under ASC Topic 815, *Derivatives and Hedging*. The Company's analysis was based on a consideration of all stated and implied substantive terms and features of the hybrid financial instrument and weighing those terms and features on the basis of the relevant facts and circumstances. Certain embedded features in the Convertible Preferred require bifurcation. However, the fair value of such embedded features were immaterial upon issuance and as of December 31, 2022.

(amounts in thousands, except per share amounts)

The Convertible Preferred ranks senior to the Company’s common stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution and winding up. It is entitled to receive any dividends or distributions paid in respect of the common stock on an as-converted basis and has no stated maturity and will remain outstanding indefinitely unless converted into common stock or repurchased by the Company. Series A preferred stock will vote on an as-converted basis with the Class A and Class B common stock and will have certain rights to appoint additional directors, including up to a majority of the Company’s board of directors, under certain limited circumstances relating to an event of default or the Company’s failure to repay amounts due to the Convertible Preferred holders upon a redemption. Shares of Series A-1 preferred stock are non-voting; however, any shares of Series A-1 preferred stock issued to the Preferred Investors will convert on a one-to-one basis to shares of Series A preferred stock when permitted under relevant antitrust restrictions.

At any time after July 23, 2029, upon a sale of the Company, or at any time after the occurrence and continuance of an event of default, holders of the Convertible Preferred have the right to require the Company to redeem all, but not less than all, of the Preferred shares then outstanding at a redemption price in cash equal to the greater of (i) the fair market value per share of Preferred Stock (based on the average volume-weighted average price per share of Class A common stock for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the redemption notice, and (ii) the fixed liquidation preference, plus accrued and unpaid dividends.

The Convertible Preferred is recorded as mezzanine equity (temporary equity) on the consolidated balance sheets because it is not mandatorily redeemable but does contain a redemption feature at the option of the Preferred holders that is considered not solely within the Company’s control.

At December 31, 2022 and 2021, the Company recognized the preferred maximum redemption value of $308,075 and $276,890, respectively, which is the maximum redemption value on the earliest redemption date based on fair market value per share of Convertible Preferred (based on the average volume-weighted average price per share of Class A common stock for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the redemption notice and 200,000 outstanding shares of Convertible Preferred). The recording of the preferred maximum redemption value was treated as deemed dividend, which was not included in the calculation of loss per share, and resulted in a net decrease of $31,185 to additional paid-in capital and $78,494 to additional paid-in capital and accumulated deficit as of December 31, 2022 and 2021, respectively (see Note 18).

Note 12 – Member’s/Stockholder's Equity (Deficit)

Member’s contributions – As described in Note 3 and presented in the consolidated statements of changes to stockholders'/member’s equity (deficit), during the year ended December 31, 2021, the Parent contributed assets related to the Rumble acquisition. The fair value of assets contributed was $20,483.

As described in Note 10, in February 2020, the Member contributed $49,443 to the Company, of which $32,157 was in satisfaction of the receivable from the Member and the remainder was a member’s contribution. Of this $49,443, $30,000 was used to paydown the principal on then outstanding term loans with the remainder available for unrestricted use by the Company. Also, in February 2020, the Company returned $19,443 of the contribution to the Member, which was recorded as a distribution. Also, in 2020, $53,760 of the proceeds from the borrowings under the 2020 Facility were paid to the Parent and recorded as a distribution.

(amounts in thousands, except per share amounts)

Common stock – As described in Note 1, in connection with the IPO in July 2021, the Company issued 10,000 shares of Class A common stock, at a price of $12.00 per share. Immediately after the IPO, 22,994 shares of Class A common stock were outstanding, including 12,994 shares issued to historical owners of the Parent. Also on July 23, 2021, in connection with the completion of the Reorganization Transactions, 23,543 shares of Class B common stock were issued to the Continuing Pre-IPO LLC Members. In August 2021, the Company sold 904 shares of Class A common stock to the underwriters pursuant to the underwriter's option to purchase additional shares. After underwriter discounts and commissions, the Company received net proceeds of approximately $10,116 on August 24, 2021, which were used (i) $9,000 to purchase 750 LLC Units from the Company's Chief Executive Officer and (ii) $1,116 for working capital. On April 6, 2022, the Company entered into an underwriting agreement with certain existing stockholders, affiliates of H&W Investco (the "Selling Stockholders") and certain underwriters named therein, pursuant to which the Selling Stockholders sold 4,500 shares of Class A common stock at a price of $20.00 per share. All of the shares sold in this offering were offered by the Selling Stockholders. In addition, the Selling Stockholders granted the underwriters a 30-day option to purchase up to an additional 675 shares of the Company's Class A common stock, which was exercised on April 7, 2022. The shares sold in the offering consisted of (i) 2,479 existing shares of Class A common stock and (ii) 2,696 newly-issued shares of Class A common stock issued in connection with the exchange of LLC units held by the Selling Stockholders. The Company did not receive any proceeds from the sale of shares of Class A common stock offered by the Selling Stockholders. Simultaneously, 2,696 Class B shares were surrendered by the Selling Stockholders and canceled. Additionally, during the year ended December 31, 2022, pursuant to the Amended LLC agreement, certain Continuing Pre-IPO LLC Members exchanged their LLC units for 607 shares of Class A common stock on a one-for-one basis.

Noncontrolling interests – Following the IPO, XPO Inc. is the sole managing member of XPO LLC and, as a result, consolidates the financial results of XPO LLC. The Company reported noncontrolling interests representing the economic interests in XPO LLC held by the Continuing Pre-IPO LLC Members. Under the Amended LLC agreement, the Continuing Pre-IPO LLC Members are able to exchange their LLC Units for shares of Class A common stock on a one-for-one basis (simultaneously cancelling an equal number of shares of Class B common stock of the exchanging member), or at the option of the Company for cash.

Prior to the second amendment of the LLC agreement. the Company's decision of whether to exchange LLC Units for Class A common stock or cash was made at the discretion of the Continuing Pre-IPO LLC Members through their control of the Company's board of directors. Accordingly, the redeemable noncontrolling interest was reported as temporary equity at the greater of the redemption value of the units or the carrying value as of the balance sheet date, with a corresponding adjustment to additional paid-in capital.

In December 2021, the Company and the Continuing Pre-IPO LLC Members amended the LLC agreement where the redemption option in cash was removed, except to the extent the cash proceeds to be used to make the redemption in cash are immediately available and were directly raised from a secondary offering of the Company's equity securities. The redeemable noncontrolling interest was adjusted to its fair value as of such date and recorded in equity as noncontrolling interest. Future redemptions or exchanges of LLC Units by the Continuing Pre-IPO LLC Members will result in a change in ownership and reduce the amount recorded as noncontrolling interest and increase additional paid-in capital.

During 2022, the Company experienced a change in noncontrolling interests ownership due to the conversion of Class B to Class A shares and as such, has rebalanced the related noncontrolling interests balance. The Company calculated the rebalancing based on the net assets of XPO LLC, after considering the preferred shareholders' claim on the net assets of XPO LLC. The Company used the liquidation value of the preferred shares for such rebalancing.

The following table summarizes the ownership of XPO LLC as of December 31, 2022:

Owner	Units Owned	Ownership percentage
XPO Inc.	27,571	56.0%
Noncontrolling interests	21,647	44.0%
Total	49,218	100.0%

(amounts in thousands, except per share amounts)

Note 13 – Equity Compensation

Profit interest units –

Under the Pre-IPO Plan, the Parent granted time-based and performance-based profit interest units to certain key employees of the Company and its subsidiaries. Subsequent to the IPO, the profit interest units converted to Class B shares.

The performance-based grants were awarded with vesting conditions based on performance targets connected to the value received from change of control of the Parent and were subject to certain forfeiture provisions prior to vesting. In June 2021, the Parent amended previously issued profit interest units with performance-based vesting conditions that were based on performance targets connected to the value received from change of control of the Parent. The vesting condition, as amended, was based on the average trading price of XPO Inc. common stock exceeding the IPO threshold price, as defined in the agreement. The amendment of these units was treated as a modification with the compensation cost of the amended units of $18,127 recognized over the new estimated service period through November 2022. In March 2022, the units vested when the average trading price condition was met. During the years ended December 31, 2022 and 2021, the Company recognized $12,003 and $6,069 of expenses, respectively.

The fair value of the time-based grants was recognized as compensation expense over the vesting period (generally four years), with an increase to Member's contribution / Additional Paid-in Capital in Member's / Stockholders' equity. The fair value of the time-based grants was calculated using a Black-Scholes option-pricing model with the following assumptions:

	Years Ended December 31,	
	2021	2020
Risk free interest rate	0.05% – 0.16 %	0.15 %
Weighted average volatility	47.3 %	39.6 %
Dividend yield	— %	— %
Expected terms (in years) (1)	0.86	1.31

(1) The Company has limited historical information regarding the expected term. Accordingly, the Company determined the expected life of the units using the simplified method.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized $190, $906 and $1,751 of compensation expenses, respectively, which was included within selling, general and administration expenses. At December 31, 2022, the Company had $21 of unrecognized compensation expense. The unrecognized compensation expense is expected to be recognized over a weighted average period of approximately 1.08 years for the time-based grants.

The following table summarizes activity for profit interest units:

	Performance-based profit interests	Time-based profit interests
	Number of units	Number of units
Outstanding at January 1, 2020	1,879	829
Issued	53	53
Vested	—	(405)
Forfeited, expired, or canceled	—	—
Outstanding at December 31, 2020	1,932	477
Issued	3	3
Vested	—	(406)
Forfeited, expired, or canceled	—	—
Outstanding at December 31, 2021	1,935	74
Issued	—	—
Vested	(1,921)	(61)
Forfeited, expired, or canceled	(14)	—
Outstanding at December 31, 2022	—	13
Expected to vest	—	13

(amounts in thousands, except per share amounts)

Phantom stock –

Club Pilates and CycleBar issued 14 and 0.2 phantom stock units, respectively, to certain employees that settle, or were expected to settle, with cash payments. The phantom stock units were awarded with vesting conditions that include a service period and/or performance targets and a change of control and were subject to certain forfeiture provisions prior to vesting. There was no expense recorded for the years ended December 31, 2021 and 2020 related to the phantom stock units as vesting was not considered probable. During the years ended December 31, 2021 and 2020, 14 phantom stock units issued by Club Pilates and 0.2 phantom stock units issued by CycleBar were cancelled, respectively.

Liability Classified Restricted stock units –

In November 2021, the Company granted restricted stock unit ("RSU") awards with performance conditions of meeting certain EBITDA targets through the year ending December 31, 2024. The awards were granted with fixed dollar valuation and the number of shares granted depends on the trading price at the closing date of the period in which the EBITDA target is met. As such, these awards are classified as a liability. As of December 31, 2022, management believes that the EBITDA targets will be achieved and is accordingly recognizing expense ratably over the vesting period. Management performs a regular assessment to determine the likelihood of meeting the targets and adjusts the expense recognized if necessary.

During the years ended December 31, 2022 and 2021, the Company recognized $3,926 and $352 of expense, respectively. At December 31, 2022, the Company had $3,597 of unrecognized expense relating to these grants.

Equity Classified Restricted stock –

In June 2021, the Company adopted the 2021 Omnibus Incentive Plan (the "2021 Plan") under which the Company may grant options, restricted stock units and other equity-based awards. The number of shares available for issuance under the 2021 Plan shall not exceed in the aggregate the sum of (i) 5,746 shares of Class A common stock, (ii) the number of shares of Class A common stock issuable pursuant to awards previously granted under the First Amended and Restated Profits Interest Plan of H&W Franchise Holdings LLC ("Pre-IPO Plan")(taking into account any conversion of such outstanding Awards) and (iii) an additional number of shares of Class A common stock that shall become available on the first day of each fiscal year of the Company in an amount equal to the lesser of (A) 511, (B) 2% of the outstanding shares of Class A common stock on the last day of the immediately prior fiscal year or (C) such number of shares of Class A common stock as determined by the board of directors in its discretion. As of December 31, 2022, there were 3,648 shares available for future grants under the Plan, less the variable number of shares relating to RSU awards granted with performance conditions classified as a liability. As an accounting policy election, the Company recognizes forfeitures as they occur.

The following table summarizes activity for RSUs for the years ended December 31, 2022 and 2021:

	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding at January 1, 2021	—	$ —
Issued	1,123	13.76
Vested	—	—
Forfeited, expired, or canceled	—	—
Outstanding at December 31, 2021	1,123	13.76
Issued	1,642	19.82
Vested	(487)	13.61
Forfeited, expired, or canceled	(176)	18.00
Outstanding at December 31, 2022	2,102	$ 18.25

Restricted stock units are valued at the Company's closing stock price on the date of grant, and generally vest over a one- to four-year period. Compensation expense for restricted stock units is recognized on a straight-line basis.

(amounts in thousands, except per share amounts)

Included in the RSUs described above, the Company granted 171 performance-based RSUs at a weighted average grant-date closing price of $18.25 per share. The performance-based RSUs are recognized as expense on a straight-line basis over the vesting period of three to four years. Management performs a regular assessment to determine the likelihood of meeting the related metrics and adjusts the expense recognized if necessary. As of December 31, 2022, the performance metrics related to 18 performance-based RSUs fell below the minimum threshold and as a result, the Company cancelled these previously granted performance-based RSUs and reversed previously recorded expense. As of December 31, 2022, the achievement of remaining performance metrics is considered probable.

Total compensation expense recognized for restricted stock units was $12,925 and $2,372 for the year ended December 31, 2022 and 2021, respectively. Due to the Company's full valuation allowance on its net deferred tax assets, there is no income tax benefit on the unvested RSUs. During the year ended December 31, 2022, the Company recognized an income tax benefit of $445 on vested RSUs.

At December 31, 2022, the Company had $29,490 of total unamortized compensation expense related to non-vested restricted stock units. That cost is expected to be recognized over a weighted-average period of 3.32 years.

Note 14 – Income Taxes and Tax Receivable Agreement

The Company is the managing member of XPO Holdings and, as a result, consolidates the financial results of XPO Holdings in the consolidated financial statements. XPO Holdings is a pass-through entity for U.S. federal and most applicable state and local income tax purposes following a corporate reorganization effected in connection with the IPO. As an entity classified as a partnership for tax purposes, XPO Holdings is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by XPO Holdings is passed through to and included in the taxable income or loss of its members, including the Company. The Company is taxed as a corporation and pays corporate federal, state and local taxes with respect to income allocated from XPO Holdings, based on its 56.0% economic interest in XPO Holdings.

Prior to 2021, the Company was a pass-through entity for income tax purposes. As such, the information below is not applicable for periods prior to 2021.

Income (loss) before income taxes is as follows:

	Years ended December 31, 2022	Years ended December 31, 2021
U.S. income (loss) before income taxes	$ 3,421	$ (50,599)
Foreign loss before income taxes	(20)	(58)
Income (loss) before income taxes	$ 3,401	$ (50,657)

Income tax expense (benefit) for the years ended December 31, 2022 and 2021 consists of the following:

	Years ended December 31, 2022	Years ended December 31, 2021
Current tax expense (benefit):		
Federal	$ (142)	$ 322
State	450	274
Foreign	262	187
Total current tax expense (benefit)	570	783
Deferred tax expense (benefit):		
Federal	(31)	—
State	(8)	—
Foreign	(5)	—
Total deferred tax expense (benefit)	(44)	—
Income tax expense (benefit)	$ 526	$ 783

(amounts in thousands, except per share amounts)

A reconciliation between the Company's effective tax rate and the applicable U.S. federal statutory income tax rate for the years ended December 31, 2022 and 2021:

	Years ended December 31,	
	2022	2021
Tax computed at federal statutory rate	21.0 %	21.0 %
State tax, net of federal tax benefit	3.0 %	(0.1) %
Non-controlling interests	(31.1) %	(2.1) %
Income (loss) from pass-through entities	— %	(5.3) %
Permanent items	— %	(1.5) %
TRA liability	(3.6) %	— %
Executive compensation	3.8 %	— %
Contingent consideration	45.4 %	(10.4) %
Preferred stock dividend	— %	(1.5) %
State rate differential	22.5 %	— %
Other	5.7 %	(0.0) %
Valuation allowance	(51.2) %	(1.6) %
Effective tax rate	15.5 %	(1.6) %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. The components that comprise the Company's net deferred tax assets consist of the following as of December 31, 2022 and 2021:

	Years ended December 31,	
	2022	2021
Deferred tax assets:		
Investment in partnership	$ 40,827	$ 28,164
Net operating losses	26,361	28,844
Tax receivable agreement	332	59
Interest expense	3,265	3,055
Deferred revenue	1,383	1,111
Other	279	379
Total deferred tax assets	72,447	61,612
Valuation allowance for deferred tax assets	(72,403)	(61,592)
Total deferred tax assets, net of valuation allowance	44	20
Deferred tax liabilities:		
Property and equipment and intangible assets	—	(3)
Other	—	(17)
Total deferred tax liabilities	—	(20)
Net deferred tax assets (liabilities)	$ 44	$ —

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred. Such objective evidence limits the ability to consider other subjective evidence, such as projections for future growth.

On the basis of this evaluation, as of December 31, 2022 and 2021, a valuation allowance of $72,403 and $61,592 has been applied against the Company's net deferred tax assets that are not more likely than not to be realized. The amount of the DTA considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for growth.

(amounts in thousands, except per share amounts)

The Company recorded a valuation allowance to equity at the IPO date against its deferred tax assets related to its investment in XPO Holdings of approximately $60,197.

As of December 31, 2022, the Company had federal and state net operating loss carryforwards of $100,976 and $91,397, respectively. As of December 31, 2021, the Company had federal and state net operating loss carryforwards of $109,182 and $109,560, respectively. Of the total federal net operating losses, approximately $94,640 were generated after January 1, 2018, and therefore do not expire. Federal net operating losses generated after January 1, 2018 are subject to a taxable income limitation of 80% in accordance with the Tax Cuts and Jobs Act of 2017. The remaining federal and state net operating loss carryforwards will begin to expire in 2035 and 2032, respectively, unless previously utilized by the Company. As of December 31, 2022, the Company has foreign tax credits of $247 that begin to expire in 2030.

Utilization of the net operating losses and credit carryforwards may be subject to annual limitations due to ownership changes that have occurred or that could occur in the future, as required by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), as well as similar state and foreign provisions. These ownership changes may limit the amount of net operating losses and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an "ownership change" as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of outstanding stock of a company by certain stockholders.

The Company is subject to taxation and files income tax returns in the United States federal jurisdiction, many state and foreign jurisdictions. The Company is not currently under examination by income tax authorities in federal, state or other jurisdictions. The Company’s tax returns remain open for examination in the U.S for years 2019 through 2022.

The Company's foreign subsidiaries are generally subject to examination three years following the year in which the tax obligation originated. The years subject to audit may be extended if the entity substantially understates corporate income tax.

The Company does not expect a significant change in unrecognized tax benefits during the next 12 months.

Tax Receivable Agreement – In connection with the IPO, the Company entered into a Tax Receivable Agreement (“TRA”) pursuant to which the Company is generally required to pay to the other parties thereto in the aggregate 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that the Company actually realizes as a result of (i) certain favorable tax attributes acquired from the Blocker Companies in the Mergers (including net operating losses and the Blocker Companies’ allocable share of existing tax basis), (ii) increases in the Company's allocable share of existing tax basis and tax basis adjustments that resulted or may result from (x) the IPO Contribution and the Class A-5 Unit Redemption, (y) future taxable redemptions and exchanges of LLC Units by Continuing Pre-IPO LLC Members and (z) certain payments made under the TRA, and (iii) deductions attributable to imputed interest pursuant to the TRA (the “TRA Payments”). The Company expects to benefit from the remaining 15% of any tax benefits that it may actually realize. The TRA Payments are not conditioned upon any continued ownership interest in XPO Holdings or the Company. To the extent that the Company is unable to timely make payments under the TRA for any reason, such payments generally will be deferred and will accrue interest until paid.

The timing and amount of aggregate payments due under the TRA may vary based on a number of factors, including the amount and timing of the taxable income the Company generates each year and the tax rate then applicable. The Company calculates the liability under the TRA using a complex TRA model, which includes an assumption related to the fair market value of assets. The payment obligations under the TRA are obligations of XPO Inc. and not of XPO Holdings. Payments are generally due under the TRA within a specified period of time following the filing of the Company’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return.

(amounts in thousands, except per share amounts)

The TRA provides that if (i) there is a material breach of any material obligations under the TRA; or (ii) the Company elects an early termination of the TRA, then the TRA will terminate and the Company's obligations, or the Company's successor's obligations, under the TRA will accelerate and become due and payable, based on certain assumptions, including an assumption that the Company would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA and that any LLC Units that have not been exchanged are deemed exchanged for the fair market value of the Company's Class A common stock at the time of termination. The TRA also provides that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, the TRA will not terminate but the Company's or the Company's successor's obligations with respect to tax benefits would be based on certain assumptions, including that the Company or the Company's successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the TRA.

As of December 31, 2022, the Company has concluded, based on applicable accounting standards, that it was more likely than not that its deferred tax assets subject to the TRA would not be realized; therefore, the Company has not recorded a liability related to the tax savings it may realize from utilization of such deferred tax assets. Except for $1,163 and $801 of the current and non-current portions of the TRA, respectively, $57,842 of the TRA liability was not recorded as of December 31, 2022. If utilization of the deferred tax asset subject to the TRA becomes more likely than not in the future, the Company will record a liability related to the TRA which will be recognized as expense within its consolidated statements of operations.

Note 15 – Earnings (Loss) Per Share

For the year ended December 31, 2022 and the period from July 23, 2021 through December 31, 2021, the period following the Reorganization Transactions and IPO, basic earnings (loss) per share has been calculated by dividing net income (loss) attributable to Class A common stockholders by the weighted average number of shares of Class A common stock outstanding for the period. Diluted earnings per share of Class A common stock is computed by dividing net income attributable to XPO Inc. by the weighted average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive securities. There were no shares of Class A or Class B common stock outstanding prior to July 23, 2021, therefore no earnings per share information has been presented for any period prior to the date.

Because a portion of XPO Holdings is owned by parties other than the Company, those parties participate in earnings and losses at the XPO Holdings level. Additionally, given the organizational structure of XPO Inc, a parallel capital structure exists at XPO Holdings such that the shares of XPO Holdings are redeemable on a one-to-one basis with the XPO Inc. shares. In order to maintain the one-to-one ratio, the preferred stock issued at the XPO Inc. level also exist at the XPO Holdings level. The Company applies the two class method to allocate undistributed earnings or losses of XPO Holdings, and in doing so, determines the portion of XPO Holdings' income or loss that is attributable to the Company and accordingly reflected in income or loss available to common stockholders in the Company's calculation of basic earnings (loss) per share. Due to the attribution of only a portion of the preferred stock dividends issued by XPO Holdings to the Company in first determining basic earnings (loss) per share at the subsidiary level, the amounts presented as net income (loss) attributable to noncontrolling interests and net income (loss) attributable to XPO Inc. presented below will not agree to the amounts presented on the consolidated statement of operations.

Diluted earnings per share attributable to common stockholders adjusts the basic earnings per share attributable to common stockholders and the weighted average number of shares of Class A common stock outstanding to give effect to potentially dilutive securities. The potential dilutive impact of redeemable Convertible Preferred shares and Class B common stock is evaluated using the as-if-converted method. Weighted average shares of Class B common stock were 22,146 and 23,084 for the years ended December 31, 2022 and 2021, respectively. The potentially dilutive impact of restricted stock units is calculated using the treasury stock method. Because the Company reported net losses for the periods presented, all potentially dilutive common stock equivalents are antidilutive and have been excluded from the calculation of diluted net loss per share.

(amounts in thousands, except per share amounts)

The following table presents the calculation of basic earnings (loss) per share and diluted earnings per share of Class A common stock:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Numerator:		
Net income (loss)	$ 2,875	$ (51,440)
Less: net loss attributable to noncontrolling interests	19,284	78,417
Less: dividends on preferred shares	(13,000)	(5,742)
Less: deemed dividend	(31,185)	(84,994)
Net loss attributable to XPO Inc. - basic and diluted	$ (22,026)	$ (63,759)
Denominator:		
Weighted average shares of Class A common stock outstanding - basic and diluted	25,295	22,403
Net loss per share attributable to Class A common stock - basic	$ (0.87)	$ (2.85)
Net loss per share attributable to Class A common stock - diluted	$ (0.87)	$ (2.85)
Anti-dilutive shares excluded from diluted loss per share of Class A common stock:		
Rumble Class A common stock	-	1,300
Restricted stock units	2,102	1,123
Convertible preferred stock	13,889	13,889
Conversion of Class B common stock to Class A common stock	21,572	22,969
Treasury share options	75	-
Rumble contingent shares	2,024	2,024
Profits interests, time vesting	14	74
Profit interest units, performance vesting	-	1,935

Note 16 – Employee Benefit Plan

The Company maintains the Xponential Fitness, Inc. 401(k) Profit Sharing Plan and Trust (the “401(k) Plan”). Employees who have completed one month of service and have attained age 18 are eligible to participate in elective deferrals under the 401(k) Plan. Employees are eligible to participate for purposes of matching contributions upon completion of one year of service. On an annual basis, the Company will determine the formula for the discretionary matching contribution. In addition, the Company may make a discretionary nonelective contribution to the 401(k) Plan. During the years ended December 31, 2022, 2021 and 2020, the Company recorded expense for matching contributions to the 401(k) Plan of $481, $483 and $338, respectively.

(amounts in thousands, except per share amounts)

Note 17 – Contingencies and Litigation

Litigation – In August 2020, Get Kaisered Inc., Kaiser Fitness LLC and Anna Kaiser (collectively, the "Plaintiffs") filed a complaint against the Company and the Member alleging, among other claims, breaches by the Company of an asset purchase agreement and a consulting agreement. The complaint seeks relief including monetary damages and injunctive relief. On February 8, 2022, the Company entered into a settlement agreement with the Plaintiffs, pursuant to which the parties agreed to resolve all disputes and dismiss all actions. In addition, the Company agreed to pay Plaintiffs an amount in cash as part of the settlement. The Company has included in accrued expenses in the consolidated balance sheet as of December 31, 2021 an amount which approximates the settlement amount when combined with pre-existing obligations. The settlement amount was paid in full in March 2022.

In connection with the October 2021 acquisition of BFT, the Company agreed to indemnify the Seller for certain claims and lawsuits against the Seller that existed at the acquisition date. The claims and lawsuits relate to alleged patent and trademark infringements. Plaintiff alleges that plaintiff has suffered, and is likely to continue to suffer, loss and damage due to breach of the patents by the Seller and is seeking damages or in the alternative an account of profits. The Seller has filed a cross-claim alleging that the defendant's two Australian patents are, and always have been, invalid and that they should be revoked. The Court held a trial in December 2020, and on February 14, 2022, the Court issued a decision holding that the Plaintiff's claims of infringement were invalid and that even if they were valid, the Seller did not infringe upon these patents and trademarks. In addition, the Plaintiff has brought related claims for patent infringement against the Seller in the United States District Court for Delaware, and these actions are currently pending.

The Company is subject to normal and routine litigation brought by former or current employees, customers, franchisees, vendors, landlords or others. The Company intends to defend itself in any such matters. The Company believes that the ultimate determination of liability in connection with legal claims pending against it, if any, will not have a material adverse effect on its business, annual results of operations, liquidity or financial position; however, it is possible that the Company's business, results of operations, liquidity or financial condition could be materially affected in a particular future reporting period by the unfavorable resolution of one or more matters or contingencies during such period. The Company accrued for estimated legal liabilities and has entered into certain settlement agreements to resolve legal disputes and recorded $464 and $2,931, which is included in accrued expenses in the consolidated balance sheets as of December 31, 2022 and 2021, respectively.

Contingent consideration from acquisitions – In connection with the 2017 acquisition of CycleBar from a then affiliate of the Member, the Company recorded contingent consideration of $4,390 for the estimated fair value of the contingent payment. Payment of additional consideration is contingent on CycleBar reaching two milestones based on a number of operating franchise studios and average monthly revenues by September 2022. The first milestone payout was $5,000 and the second milestone was $10,000. The contingent consideration is measured at estimated fair value using a probability weighted discounted cash flow analysis. These inputs include the probability of achievement, the projected payment date and the discount rate of 8.5% used to present value the projected cash flows. In March 2020, the Parent entered into an agreement with the former owners of CycleBar, which (i) reduced the second milestone amount to $2,500, (ii) imposed interest at 10% per annum on the first and second milestones beginning March 5, 2020 and April 2, 2020, respectively, and (iii) increased the interest rate to 14% on the first milestone if not paid prior to January 1, 2021. As a result, in March 2020, the Company recorded a reduction to the contingent consideration liability of $5,598 with an offsetting increase in Member's equity. The Company recorded approximately $744 and $706 of additional contingent consideration as interest expense for the years ended December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, the Company paid the contingent consideration in full.

(amounts in thousands, except per share amounts)

In connection with the 2017 acquisition of Row House, the Company agreed to pay to the sellers 20% of operational or change of control distributions, subject to distribution thresholds, until the date on which a change in control or liquidation of Row House occurs. The Company determines the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach, which is a Level 3 measurement. Inputs used in the methodology primarily included sales forecasts, projected future cash flows and discount rate commensurate with the risk involved. During the years ended December 31, 2022 and 2021, the Company recorded $380 and $540 of additional contingent consideration, which was recorded as acquisition and transaction expenses, respectively. During the year ended December 31, 2020, the Company recorded a reduction of $6,065 to contingent consideration, of which $215 and ($6,280) was recorded as interest expense and acquisition and transaction expenses (income), respectively. In December 2022, the Company entered into an agreement with the former owner of Row House (see Note 10), which settled the contingent consideration. As a result of the agreement, the Company recorded a reduction to the contingent consideration liability of $1,220 with an offsetting increase in additional paid-in capital. As of December 31, 2022 and 2021, contingent consideration totaled $0 and $840, respectively.

In connection with the 2017 acquisition of StretchLab, the Company agreed to pay to the seller 20% of operational or change of control distributions, until the date on which a change of control or a liquidation of StretchLab occurs. The Company determined the estimated fair value using a discounted cash flow approach, giving consideration to the market valuation approach, which is a Level 3 measurement. Inputs used in the methodology primarily included sales forecasts, projected future cash flows and discount rate commensurate with the risk involved. In September 2019, the Company entered into a settlement agreement with the StretchLab sellers to resolve disputes related to the acquisition and related agreements and to settle all amounts due under the contingent consideration. Under the terms of the settlement agreement, the Company made payments to the sellers aggregating $6,500, which was recorded at the settlement date using a discount rate of 8.345%. The Company made an initial payment of $1,000 in September 2019, and the first quarterly payment of $688 in December 2019. Quarterly payments of $688 continued through September 2021, when the final payment was made.

In connection with the 2018 acquisition of YogaSix, the Company is obligated to make additional payments for purchase consideration if certain events occur. Payment of additional consideration is contingent on YogaSix reaching a milestone of opening a number of franchise studios before the fourth anniversary of the purchase date. The contingent consideration is measured at estimated fair value using a probability weighted discounted cash flow analysis. The inputs include the probability of achievement, the projected payment date and the discount rate of 8.5% used to present value the projected cash flows. The Company recorded $50 and $13 of additional contingent consideration as interest expense for the years ended December 31, 2021 and 2020, respectively. During the year ended December 2021, the Company paid the contingent consideration in full.

In connection with the 2018 acquisition of Stride, the Company initially recorded contingent consideration of $1,869 for the estimated fair value of the contingent payments. Payment of additional consideration was contingent on Stride reaching two milestones for opening franchise studios before the first anniversary of the purchase date. The contingent consideration is measured at estimated fair value using a probability weighted discounted cash flow analysis. These inputs include the probability of achievement, the projected payment date and the discount rate of 8.5% used to present value the projected cash flows. The contingent consideration agreement was modified in 2019 and 2020. Payments of additional consideration, as amended, were contingent on Stride reaching milestones for opening two franchise studios and membership enrollments for such studios at various dates through 2021. During the years ended December 31, 2021 and 2020, the Company recorded $0 and ($250), respectively, as acquisition and transaction expenses (income). During the year ended December 31, 2021, the Company paid the contingent consideration in full.

In connection with the Reorganization Transactions, the Parent merged with and into the Member. The Company recorded contingent consideration equal to the fair value of the shares issued in connection with the Rumble acquisition of $23,100 and $10,600 receivable from shareholder for debt financing provided to the Rumble seller. The shares issued to the Rumble seller are treated as a liability on the Company's balance sheet as they are subject to vesting conditions. The fair value of the contingent consideration is measured at estimated fair value using a Monte Carlo simulation analysis. During the years ended December 31, 2022 and 2021, the Company recorded an increase of $7,340 and $25,100 to contingent consideration, which was recorded as acquisition and transaction expenses (income), respectively. During the year ended December 31, 2022, the contingency related to 1,300 shares of Class A common stock expired and the $27,850 contingent consideration related to those shares was reclassified to additional paid-in capital. At December 31, 2022 and 2021, contingent consideration totals $27,690 and $48,200, recorded as contingent consideration from acquisitions in the consolidated balance sheets, respectively.

(amounts in thousands, except per share amounts)

In connection with the October 2021 acquisition of BFT, the Company agreed to pay contingent consideration to the Seller consisting of quarterly cash payments based on the sales of the Franchise System and equipment packages in the U.S. and Canada, as well as a percentage of royalties collected by the Company, provided that aggregate minimum payments of $5,000 AUD (approximately $3,694 USD based on the currency exchange rate as of the purchase date) are required to be paid to the Seller for the two-year period ending December 31, 2023 and the aggregate amount of such payments for the two-year period ending December 31, 2023 is subject to a maximum of $14,000 AUD (approximately $10,342 USD based on the currency exchange rate as of the purchase date). At the acquisition date, the Company determined that the fair value of the estimated contingent consideration liability was $9,388. During the years ended December 31, 2022 and 2021, the Company recorded ($4,634) and $130 of contingent consideration, which was recorded as interest expense of $646 and $130, and acquisition and transaction expenses (income) of ($5,280) and $0, respectively. In addition, during the year ended December 31, 2022, the Company paid $2,190 of contingent consideration. At December 31, 2022 and 2021, contingent consideration was $2,203 and $3,678 recorded as accrued expenses, respectively, and $492 and $5,841 recorded as contingent consideration from acquisitions, respectively, in the consolidated balance sheets.

Letter of credit – In July 2022, the Company issued a $750 standby letter of credit to a third-party financing company, who provides loans to the Company's qualified franchisees. The standby letter of credit is contingent upon the failure of franchisees to perform according to the terms of underlying contracts with the third party. The Company deposited cash in a restricted account as collateral for the standby letter of credit. The Company has determined the fair value of these guarantees at inception is not material, and as of December 31, 2022, no accrual has been recorded for the Company’s potential obligation under its guaranty arrangement.

The Company has guaranteed lease agreements for certain franchisees. The Company’s maximum obligation, as a result of its guarantees of leases, is approximately $1,357 and $927 as of December 31, 2022 and 2021, respectively, and would only require payment upon default by the primary obligor. The Company has determined the fair value of these guarantees at inception is not material, and as of December 31, 2022 and 2021, no accrual has been recorded for the Company’s potential obligation under its guaranty arrangement.

Note 18 – Subsequent Events

In January 2023, the Rumble sellers borrowed an additional $3,100 under the debt financing agreement which was recorded as receivable from shareholder within equity (see Note 10).

In January 2023, the Company entered into a fourth amendment (the "Fourth Amendment") to the Credit Agreement. The Fourth Amendment provides for, among other things, additional term loans in an aggregate principal amount of $130,000 (the "2023 Incremental Term Loan"), the proceeds of which were used to fund the Repurchase Transactions (defined below) and the payment of fees, costs and expenses related to the Amendment and the Repurchase Transactions. The Amendment also (i) increases the amount of the quarterly principal payments of the loans provided pursuant to the Credit Agreement (including the 2023 Incremental Term Loan) to $1,065 commencing on June 30, 2023 and (ii) amends the amount of the prepayment premium applicable in the event the 2023 Incremental Term Loan is prepaid.

On January 9, 2023, the Company entered into a preferred stock repurchase agreement (the "Repurchase Agreement") with certain holders of the Convertible Preferred, pursuant to which the Company agreed to repurchase 85 shares of Convertible Preferred. On January 13, 2023, the repurchase was completed for an aggregate payment of $130,967.

In February 2023, the Company entered into an underwriting agreement with certain existing stockholders, affiliates of H&W Investco and our Chief Executive Officer (collectively the "Selling Stockholders") and certain underwriters named therein, pursuant to which the Selling Stockholders sold 5,000 shares of Class A common stock at a price of $24.50 per share. All of the shares sold in this offering were offered by the Selling Stockholders. In addition, the Selling Stockholders granted the underwriters a 30-day option to purchase up to an additional 750 shares of the Company's Class A common stock, which was exercised on February 15, 2023. The shares sold in the offering consisted of (i) 2,276 existing shares of Class A common stock and (ii) 3,474 newly-issued shares of Class A common stock issued in connection with the exchange of LLC units held by the Selling Stockholders. Simultaneously, 3,474 Class B shares were surrendered by the Selling Stockholders and canceled. The Company did not receive any proceeds from the sale of shares of Class A common stock offered by the Selling Stockholders.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of December 31, 2022. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provided reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-integrated 2013 Framework.

Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting is effective based on those criteria.

This Annual Report does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies".

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information called for by Item 10 is incorporated by reference to our Definitive Proxy Statement relating to our 2022 Annual Meeting of Stockholders. We intend to file such Definitive Proxy Statement with the Securities and Exchange Commission within 120 days after the end of the calendar year covered by this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information required by this Item 11 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this Item 14 will be contained in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference.

<center>**PART IV**</center>

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements.
The financial statements required by this item are listed in Part II, Item 8 "Financial Statements and Supplementary Data" herein.

(a)(2) Financial Statement Schedules.
The financial statement schedules are omitted as they are either not applicable or the information required is presented in the financial statements or notes thereto.

(a)(3) Exhibits.
The following is a list of exhibits filed as part of this Annual Report on Form 10-K.

(b) The exhibits listed in the Exhibit Index attached hereto are filed as part of this Annual Report and incorporated herein by reference.

(c) Not applicable.

<center>**Exhibit Index**</center>

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Xponential Fitness, Inc.	S-1/A	333-257443	3.2	7/22/2021
3.2	Amended and Restated Bylaws of Xponential Fitness, Inc.	S-1/A	333-257443	3.4	07/16/2021
3.3	Certificate of Designations of 6.50% Series A Convertible Preferred Stock of Xponential Fitness, Inc.	S-1/A	333-257443	3.5	06/29/2021
3.4	Certificate of Designations of 6.50% Series A-1 Convertible Preferred Stock of Xponential Fitness, Inc.	S-1/A	333-257443	3.6	06/29/2021
4.1	Specimen Class A Common Stock Certificate of Xponential Fitness, Inc.	S-1	333-257443	4.1	06/25/2021
4.2	Description of Securities.	10-K	000-40638	4.2	03/07/2022
10.1	Second Amended and Restated Limited Liability Company Operating Agreement of Xponential Intermediate Holdings, LLC.	S-1/A	333-257443	10.12	06/29/2021
10.2	Form of Registration Rights Agreement among Xponential Fitness, Inc. and the Investors named therein.	S-1	333-257443	10.15	06/25/2021
10.3	Form of Indemnification Agreement between Xponential Fitness, Inc., Xponential Holdings, LLC and its directors and executive officers.+	S-1	333-257443	10.26	06/25/2021
10.4	Office Lease dated as of November 16, 2017 by and between Quintana Office Property LLC and Xponential Fitness LLC.	S-1	333-257443	10.1	06/25/2021
10.5	Financing Agreement dated as of April 19, 2021 by and among Xponential Intermediate Holdings, LLC, as Parent, Xponential Fitness, LLC, each other subsidiary of Parent listed, as Borrowers and each other subsidiary of Parent listed as a Guarantor, as Guarantors, the lenders party thereto, as Lenders, and Wilmington Trust, National Association, as Collateral Agent and Administrative Agent.	S-1	333-257443	10.8	06/25/2021
10.6	Tax Receivable Agreement among Xponential Fitness, Inc., Xponential Intermediate Holdings, LLC and the Persons named therein.	S-1/A	333-257443	10.13	07/16/2021

<center>132</center>

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date
10.7	Form of Xponential Fitness, Inc. Omnibus Incentive Plan.+	S-1/A	333-257443	10.16	07/16/2021
10.8	Form of Xponential Fitness, Inc. Employee Stock Purchase Plan.+	S-1/A	333-257443	10.17	07/16/2021
10.9	Xponential Fitness, Inc. Omnibus Incentive Plan Form of Notice of RSU Award.+	S-1/A	333-257443	10.28	07/16/21
10.10	Employment Agreement dated as of July 1, 2021 by and between Xponential Fitness, LLC and Anthony Geisler.+	S-1/A	333-257443	10.18	07/16/21
10.11	Employment Agreement dated as of June 17, 2021 by and between Xponential Fitness, LLC and John Meloun.+	S-1	333-257443	10.19	06/25/2021
10.12	Employment Agreement dated as of June 17, 2021 by and between Xponential Fitness, LLC and Sarah Luna.+	S-1	333-257443	10.22	06/25/2021
10.13	Employment Agreement dated as of June 17, 2021 by and between Xponential Fitness, LLC and Ryan Junk.+	S-1	333-257443	10.21	06/25/2021
10.14	Employment Agreement dated as of June 17, 2021 by and between Xponential Fitness, LLC and Megan Moen.+	S-1	333-257443	10.20	06/25/2021
10.15	First Amended and Restated Phantom Equity Plan of Club Pilates Franchise, LLC.+	S-1	333-257443	10.24	06/25/2021
10.16	First Amended and Restated Phantom Equity Plan of CycleBar Holdco, LLC.+	10-K	000-40638	10.16	03/07/2022
10.17	Securities Purchase Agreement dated as of June 25, 2021 by and among the Purchasers listed therein and Xponential Fitness, Inc.	S-1/A	333-257443	10.27	06/29/2021
10.18	First Amended and Restated Profits Interest Plan of H&W Franchise Holdings LLC.	S-1	333-257443	10.23	06/25/2021
10.19	Amendment No. 1 to Second Amended and Restated Limited Liability Operating Company Agreement of Xponential Intermediate Holdings LLC dated December 20, 2021.	10-Q	001-40638	10.1	05/13/2022
10.20	Non-Employee Director Compensation Policy	10-Q	001-40638	10.1	08/12/2022
10.21	Third Amendment dated as of September 30, 2022 to Financing Agreement by and among Xponential Intermediate Holdings, LLC, as Parent, Xponential Fitness, LLC, each other subsidiary of Parent listed, as Borrowers and each other subsidiary of Parent listed as a Guarantor, as Guarantors, the lenders party thereto, as Lenders, and Wilmington Trust, National Association, as Collateral Agent and Administrative Agent.	10-Q	001-40638	10.1	11/10/2022
21.1*	Subsidiaries of Registrant.				
23.1*	Consent of Deloitte & Touche LLP				
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.				
101.SCH	Inline XBRL Taxonomy Extension Schema Document				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)				

*   Filed herewith.
\+   Denotes management contract or compensatory plan, contract or arrangement.
†   Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

_____

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

Xponential Fitness, Inc.

Date: March 6, 2023
By:
_____
/s/ Anthony Geisler
Anthony Geisler
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Meloun as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Anthony Geisler **Anthony Geisler**	Chief Executive Officer and Director (principal executive officer)	March 6, 2023
/s/ John Meloun **John Meloun**	Chief Financial Officer (principal financial and accounting officer)	March 6, 2023
/s/ Mark Grabowski **Mark Grabowski**	Chairman of the Board	March 6, 2023
/s/ Brenda Morris **Brenda Morris**	Director	March 6, 2023
/s/ Chelsea Grayson **Chelsea Grayson**	Director	March 6, 2023
/s/ Jair Clarke **Jair Clarke**	Director	March 6, 2023

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2022 ANNUAL REPORT



XPONENTIAL™
FITNESS

XPOF LISTED NYSE

xponential.com | 17877 Von Karman Ave, Suite 100, Irvine, CA, 92614 | © 2023 Xponential Fitness, LLC.

         